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As filed with the Securities and Exchange Commission on April 11, 2005.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Berkline/BenchCraft Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2510 (Primary Standard Industrial Classification Code Number)	20-2618443 (I.R.S. Employer Identification Number)

One Berkline Drive
Morristown, Tennessee 37813
Telephone: (423) 585-1500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

C. William Wittenberg, Jr., President and Chief Executive Officer
Berkline/BenchCraft Holdings, Inc.
One Berkline Drive
Morristown, Tennessee 37813
Telephone: (423) 585-1500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen L. Ritchie, P.C. Gerald T. Nowak Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	David M. Carter R. Mason Bayler, Jr. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 Telephone: (404) 888-4000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$138,000,000	$16,243

(1)
Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated April 11, 2005.

                  Shares

Berkline/BenchCraft Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Berkline/BenchCraft Holdings, Inc.

        We are offering                        shares of our common stock to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional                         shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list our common stock on The Nasdaq National Market under the symbol "BLBC."

        See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters have the option to purchase up to an additional                        shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount, to cover over-allotments.

        The underwriters expect to deliver the shares of our common stock on or about                        , 2005.

BB&T Capital Markets	Morgan Keegan & Company, Inc.

SunTrust Robinson Humphrey	Legg Mason Wood Walker Incorporated

Prospectus dated                        , 2005.

TRADEMARKS AND TRADENAMES

        Trademarks and tradenames used in this prospectus are the property of their respective owners. We have utilized the ®, ™ and SM symbols the first time each brand appears in this prospectus.

INDUSTRY AND MARKET DATA

        The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position within these markets, are based upon independent industry publications and estimates based on our knowledge of, and experience in, the markets in which we operate. Our estimates have been based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. While we believe this data to be accurate as of the date of this prospectus, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market size. As a result, you should be aware that market share and other similar data set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request and we have not sought or obtained the consent from any of these sources to include such market data in this prospectus.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and the notes relating thereto included elsewhere in this prospectus. Unless otherwise noted, references to "Berkline/BenchCraft," "the company," "we," "us" and "our" refer to Berkline/BenchCraft Holdings, LLC, a Delaware limited liability company, for periods prior to the completion of the reorganization described elsewhere herein and Berkline/BenchCraft Holdings, Inc., a Delaware corporation, as of the completion of the reorganization described elsewhere herein and thereafter, together in each case with our consolidated subsidiaries unless the context requires otherwise.

Our Business

        We are a leading designer, innovator and manufacturer of high-quality, mid-priced residential upholstered furniture in North America. We offer rapid delivery of one of the industry's broadest product selections, marketed through our two principal brands, Berkline® and BenchCraft®. Berkline is focused exclusively on (1) motion furniture, such as reclining sofas, love seats and sectionals, (2) recliners and (3) home theater seating. BenchCraft is focused primarily on stationary fabric and leather furniture. We sell our products to a broad and diversified distribution network of approximately 6,400 customers, comprised primarily of traditional independent, regional and national furniture retailers. We combine our domestic manufacturing capabilities with a well-established offshore sourcing network to optimize our production costs and manufacturing capacity. For the year ended December 31, 2004, our net sales were $499.7 million, income from operations was $33.2 million and Adjusted EBITDA (as defined below) was $40.2 million, which represented increases of 9.5%, 18.6% and 14.5%, respectively, from the year ended December 31, 2003.

        Our broad product offering is characterized by quality, functionality and value. In addition to our standard product offerings, we offer consumers the ability to select from over 1,000 fabric and leather cover options and more than 700 product designs to create customized furniture that will be shipped in less than 30 days. Our products feature a broad range of functionality enhancements, such as hidden cup holders, massage units and built-in tables. In addition to our upholstered furniture products, we offer a selection of occasional tables and other complementary wood products. In order to stay current with changing consumer tastes, we continuously update and expand our product offerings.

        We are a leading supplier of innovative products and have commercialized several new products in the residential upholstered furniture industry. We focus on speed to the market and, on average, launch new product introductions approximately six to eight weeks after conception. Our innovations include Wallaway®, our proprietary space saving mechanism for use in motion furniture, and furniture with removable backs, which provide for ease in moving furniture. We believe we were one of the first companies to commercialize electronic and lift furniture designed to meet the needs of elderly and disabled consumers and to introduce affordable home theater seating for the growing home entertainment market.

Industry Overview

        Based on data published by the American Home Furnishings Alliance, or AHFA, and the International Trade Administration, or ITA, we believe the U.S. residential furniture industry, which includes both domestically produced and imported wood, upholstered, metal and other furniture, totaled approximately $37.0 billion in wholesale shipments in 2004. Since 1996, the industry has grown at a compounded annual growth rate of 5.4%. Consumer demand for residential furniture is dependent upon a number of factors, including general economic conditions, consumer confidence, the strength of the housing market, primary and secondary home ownership, unemployment rates and certain demographic trends, such as the aging of the U.S. population and changes in disposable income.

        Wood and upholstered furniture comprises substantially all of the residential furniture industry, accounting for approximately 52% and 38% of total 2004 wholesale shipments, respectively. While wood furniture represents a greater portion of the industry than upholstered furniture, upholstered furniture shipments are growing at a faster rate. According to AHFA and ITA data, since 1996, upholstered furniture shipments have grown at a compounded annual growth rate of 6.8%, compared to 5.5% growth in total wood furniture shipments. We believe upholstered furniture's relatively higher growth rate can be attributed to a greater degree of sensitivity to changes in consumer tastes and preferences compared to that of wood furniture.

        Manufacturers of residential furniture have increased their global sourcing of raw materials, component parts and fully assembled furniture products. In 2004, imported finished goods represented approximately 45% of total U.S. wood furniture shipments, compared to approximately 15% of total upholstered furniture shipments. We believe significant long-term growth of fully assembled, imported upholstered furniture will be constrained by the high level of consumer demand for custom orders and a broad offering of product styles and cover combinations, which can be produced and delivered quickly. In addition, the relatively large size of fully assembled upholstered furniture limits the total number of pieces that can be packed in a container, resulting in higher freight costs per unit. We believe that upholstered furniture will be impacted primarily by the sourcing of component parts, such as cut-and-sewn fabric and leather covers and wood trim parts, rather than by the importing of fully assembled furniture.

Our Competitive Strengths

        We believe the following strengths differentiate us from our competitors and position us for continued growth:

        Broad Product Offering.    We are the leading supplier of residential upholstered motion furniture, and our product offering represents one of the widest selections of upholstered furniture available in North America. Our upholstered products are available in over 1,000 different fabric and leather selections across over 700 product designs, which allow our customers to appeal to a wide range of consumer demographics, tastes and styles. Additionally, this product breadth provides customers with the option of sourcing all of their upholstered furniture products from a single supplier. To supplement our upholstered furniture products, we also offer a selection of occasional tables and other complementary products, including our Natural Elements® product line, which consists of upholstered seating, casual dining and bedroom furniture made from wicker and rattan. Our comprehensive product offering is a key component in growing our sales with existing and new customers.

        Innovative Product Design and Development.    We have a long history of introducing product innovations to the residential upholstered furniture market, including the Wallaway mechanism, which allows motion furniture to be placed within three inches of a wall and be fully reclined. This innovation increased the popularity of recliners among consumers and was a significant factor in the development and broad acceptance of motion furniture in the marketplace. We were also among the first companies to offer furniture with removable backs, which provide for ease in moving furniture. We believe we were one of the first companies to commercialize electronic and lift furniture, including Easy Lift™ electric motors and auto or power recline, designed to meet the needs of elderly and disabled consumers. Additionally, we were one of the first companies to introduce affordable home theater seating for the growing home entertainment market. Our focus on product innovation enables us to stay current with changing consumer tastes and to introduce new products that have above average revenue growth potential.

        Speed of Product Delivery.    We ship the majority of our products, including custom orders, within 20 days of receipt of an order and the balance generally within 30 days, which differentiates us from most of our competitors. We maintain this competitive advantage through our just-in-time system of manufacturing, inventory management and in-house trucking fleet, which together allow for rapid delivery of our products to customers. Our short product lead times enable us to provide superior customer service by reducing our customers' investments in and carrying costs of inventory.

        Strong Sales and Marketing Programs.    We seek to enhance our customer relationships through a variety of sales and marketing initiatives designed to increase sales and develop customer loyalty. For example, with Comfort Gallery®, our "store-within-store" concept, participants display our product offerings in dedicated retail formats and encourage consumers to purchase multiple pieces from our product offerings rather than individual pieces from different manufacturers. As of December 31, 2004, we had 344 Comfort Gallery locations, representing approximately 1.2 million square feet of dedicated retail floor space across more than 250 customers. Additionally, we support certain customers with our focused marketing programs, Alliance AdvantageSM and Berkline ExpressSM. Through Alliance Advantage and Berkline Express, we provide participating customers with priority shipping, marketing materials, advertising assistance and fabric and leather swatch samples for display on their retail floor. Participating customers, in turn, agree to display and maintain a minimum sales volume of our products. These programs benefit our customers by enhancing their sales and marketing efforts and inventory management.

        Blended Sourcing Model.    We manufacture most of our products domestically and complement our domestic production with offshore sourcing of selected components, such as cut-and-sewn fabric and leather covers and wood trim parts and certain finished goods, consisting primarily of stationary leather furniture. We believe we were one of the first upholstered furniture manufacturers to establish a dedicated offshore sourcing organization and to source cut-and-sewn fabric and leather covers from China. As of December 31, 2004, we employed 23 people in China who are responsible for supervising all of our Asian component and finished goods production. Our domestic manufacturing capabilities allow us to maintain our quality standards, broad product selection and quick delivery, while our global sourcing capabilities enhance our production costs, product pricing and manufacturing efficiencies.

        Large and Diversified Customer Base.    We have a diversified base of approximately 6,400 customers located throughout the United States and Canada. Traditional independent, regional and national furniture retailers accounted for more than 80% of our net sales for the year ended December 31, 2004. In addition, our customers also include department stores, rent-to-own stores, warehouse clubs and more recently, consumer electronics, mass merchants and specialty retailers. No single customer accounted for over 10% of our net sales for the year ended December 31, 2004.

        New Integrated Showroom.    In October 2004, we opened a new 92,000 square foot wholesale showroom in High Point, North Carolina, home of the industry's two primary furniture trade shows. This showroom allowed us for the first time to display our combined Berkline, BenchCraft and Natural Elements product offerings in a single showroom. We believe this new venue will increase customer exposure to our entire product offering.

        Dedicated Management Team with Proven Track Record.    Our management team has significant experience with our company and within the residential furniture industry. Our top eleven managers have an average of twelve years of experience with our company and 25 years of experience in the furniture industry. Our current management team has fostered a culture that encourages and rewards continuous improvement in all areas of our business.

Our Growth Strategy

        Our objective is to continue to grow sales and maximize profitability. We will seek to accomplish this objective by executing the following strategies:

        Expanding Our Marketing and Cross-Selling Initiatives.    We intend to expand our focused marketing programs, which offer participating customers significantly enhanced customer service and provide us an attractive alternative to opening our own retail stores. We are also focused on increasing the number of customers that offer all of our brands in their stores. As of December 31, 2004, there was approximately a 25% overlap in our network of customers that purchase both Berkline and BenchCraft products. In an effort to increase the number of customers that purchase more than one of our brands, we recently integrated the sales organizations of all of our product lines. Our integrated sales force now consists of more than 125 sales representatives. In addition, we believe our new wholesale showroom in High Point, North Carolina will further our cross-selling initiatives by increasing customer exposure to all of our products.

        Penetrating Additional Furniture Distribution Channels.    We are expanding our presence in additional distribution channels, such as consumer electronics, mass merchants and specialty retailers, by developing selected products for these customers. For example, the introduction of our home theater seating products provided us access to the consumer electronics retail channel. As the retail furniture industry landscape evolves, we believe that our product innovation supported by our sales and marketing initiatives will grow our presence in these additional distribution channels and provide us with the opportunity to enter into other new channels.

        Enhancing and Expanding Our Product Offerings.    We introduce approximately 250 new products and several hundred new fabric and leather covers each year. These introductions allow us to stay current with changing consumer tastes and to grow our market share. We will continue to expand our current product offering through the introduction of complementary products such as occasional tables, home entertainment centers and our Natural Elements product line. All of our fully assembled complementary products are sourced entirely from Asia through our offshore sourcing organization.

        Adding Functionality to Our Products and Optimizing Our Cost Structure.    We will continue to add functional features to our products, such as those in our home theater seating, which provide us with incremental revenue and profitability. We will also continue to optimize our blended sourcing model in order to benefit from reduced raw material costs and enhanced domestic production efficiencies. Further, we have been successful in executing cost improvement initiatives in our manufacturing and administrative operations and will continue to identify additional productivity initiatives to reduce costs.

Our Company

        We were formed in 2002 as a Delaware limited liability company by Code Hennessy & Simmons IV LP and certain members of our senior management for the purpose of acquiring substantially all of the assets and liabilities of The Berkline Corporation, which was founded in 1937, and the BenchCraft operating division of Universal Furniture, which was founded in 1976. Both The Berkline Corporation and Universal Furniture were operated by LifeStyle Furnishings International Ltd. We consummated the acquisition of these two businesses on March 26, 2002. Prior to the completion of this offering, we intend to effect a reorganization as described herein in which we will become a Delaware corporation.

        Our principal executive offices are located at One Berkline Drive, Morristown, Tennessee 37813. The telephone number for our principal executive offices is (423) 585-1500. Our Internet address is www.berkline.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Total common stock outstanding after this offering	shares
Use of proceeds
We will receive net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and other estimated expenses, of approximately $ million. We intend to use the net proceeds that we will receive in this offering as follows:
• approximately $ million to repay the second lien term loan under our senior credit facilities, which includes accrued interest of $ million and a $ million prepayment penalty;
•
approximately $ million to redeem certain put warrants and all outstanding participating preferred stock that will be received in exchange for our class A preferred membership units and certain of our common units in the corporate reorganization. Approximately % of the shares of participating preferred stock that will be redeemed are held by our affiliates and our executive officers, and we expect that they will receive approximately $ million of the net proceeds from this offering, including $ million that will be paid to our executive officers; and
•
approximately $ million to make a cash distribution to our former members to provide them with funds to pay income taxes owed by them for their share of our year-to-date 2005 earnings as a limited liability company.
We will not receive any of the proceeds from sales of common stock by the selling stockholders in this offering.
See "Use of Proceeds," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions."

Dividends
Our board of directors intends to adopt a dividend policy, effective upon the completion of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures on our base business, as regular quarterly dividends on all outstanding shares of our common stock.

In accordance with our dividend policy, we intend to pay an initial dividend of $ per share on or about , 2005, and to continue paying quarterly dividends at an annual rate of $ per share for the first full year following the completion of this offering.

We currently intend to pay dividends quarterly, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See "Dividend Policy and Restrictions." Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for income tax purposes, will be taxable as dividend income. Under current law, dividend income of U.S. individuals through 2008 is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the common stock and then as gain from the sale of common stock. For a description of certain U.S. tax consequences to non-U.S. holders of common stock, see "Certain United States Tax Consequences to Non-U.S. Holders of Common Stock."

We are currently prohibited from paying dividends under our existing senior credit facilities. In connection with this offering, we will either amend our existing senior credit facilities or enter into a new credit facility to allow for the payment of dividends in accordance with our new dividend policy. The consummation of this offering is conditioned on entering into a new credit facility or amending our existing senior credit facilities.
Voting rights	The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders.

Proposed Nasdaq symbol	"BLBC"
Certain relationships and related transactions
Please read "Certain Relationships and Related Transactions" for a discussion of business relationships between us and related parties and "Underwriting" for a discussion of business relationships between us and the underwriters.
Risk factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Except as otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes shares reserved for future issuance under our 2005 equity incentive plan. See "Management—Benefit Plans—2005 Equity Incentive Plan."

        Except as otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option; and

  •
  the completion of our conversion from a Delaware limited liability company to a Delaware corporation, as described under "Reorganization as a Corporation."

Summary Financial Data

        The summary financial data as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The as adjusted balance sheet data as of December 31, 2004 has been adjusted to reflect the impact of the corporate reorganization, this offering and the application of the net proceeds therefrom.

        The following information is qualified by reference to and should be read in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," including the discussion therein titled "Reorganization as a Corporation and the Effects of this Offering and November 2004 Debt Refinancing," and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2004
	(dollars in thousands, except unit and per unit amounts)
Statement of Operations Data:
Net sales	$456,171	$499,727
Cost of sales	335,474	368,398

Gross profit	120,697	131,329
Selling, general and administrative expenses(1)	92,731	98,172

Income from operations	27,966	33,157
Interest expense, net(2)	19,144	20,905
Put warrants expense	1,540	1,926
Loss on early extinguishment of debt(3)	—	11,185
Loss on redemption of class A preferred membership units(3)	—	17,016
Other expense, net	36	850

Income (loss) before income tax provision	7,246	(18,725)
Income tax provision(4)	392	106

Net income (loss)	6,854	(18,831)
Dividends and accretion on class A preferred membership units(2)	(3,140)	—

Net income (loss) attributable to common members	3,714	(18,831)
Unaudited pro forma incremental income tax provision(4)	4,436	2,371

Unaudited pro forma net loss attributable to common members	$(722)	$(21,202)

Net income (loss) attributable to common members per common unit:
Basic	$0.39	$(1.97)
Diluted	$0.33	$(1.97)
Unaudited pro forma net loss attributable to common members per common unit:
Basic	$(0.08)	$(2.22)
Diluted	$(0.08)	$(2.22)
Weighted average common units outstanding:
Basic	9,417,847	9,555,447
Diluted	11,114,388	9,555,447

	Year Ended December 31,
	2003	2004
	(dollars in thousands)
Other Financial Data:
EBITDA(5)	$32,662	$9,175
Adjusted EBITDA(5)	35,102	40,202
Depreciation and amortization(6)	6,272	6,995
Capital expenditures	4,253	3,435
Cash interest paid	10,734	11,351
	As of December 31, 2004
	Actual	As Adjusted
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,851	$
Total assets	247,614
Long-term obligations, net of current portion(3)	181,507
Total members'/stockholders' equity (deficit)	(512)
Working capital	70,721

(1)
Selling, general and administrative expenses include amortization of intangible assets, which was $0.9 million for each of the years ended December 31, 2003 and 2004, and impairment of trademarks, which was $0.5 million and none for the years ended December 31, 2003 and 2004, respectively.

(2)
In July 2003, we adopted Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Prior to the adoption of SFAS No. 150, dividends and accretion on the class A preferred membership units were accounted for as a direct deduction to retained earnings, and were presented in the consolidated statement of operations as a deduction from net income in determining net income (loss) attributable to common members. Commencing with the adoption of SFAS No. 150 on July 6, 2003, dividends and accretion on the class A preferred membership units are charged to interest expense in the consolidated statement of operations. In accordance with the provisions of SFAS No. 150, dividends and accretion charged directly to retained earnings prior to July 6, 2003 have not been reclassified to interest expense. The amounts charged directly to retained earnings prior to July 6, 2003 totaled $3.1 million for the period January 1, 2003 through July 5, 2003. The amounts charged to interest expense subsequent to July 6, 2003 totaled $3.5 million and $6.8 million during the period July 6, 2003 through December 31, 2003 and the year ended December 31, 2004, respectively. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

(3)
In November 2004, we refinanced our then outstanding borrowings and redeemed 58.7% of the face value of the class A preferred membership units. As a result of the debt refinancing, we recorded a $11.2 million loss on the early extinguishment of debt and a $17.0 million loss on the redemption of certain of our class A preferred membership units.

(4)
Prior to our corporate reorganization, a substantial portion of our business was operated as a limited liability company and taxed as a partnership. As a result, the members of the limited liability company paid the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our corporate reorganization became effective March 26, 2002.

(5)
EBITDA and Adjusted EBITDA are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. These measures are not measurements of our financial performance and liquidity under GAAP and should not be considered as alternatives to net income, income from operations or any other performance measures derived in accordance with GAAP, or as alternatives to cash flows provided by operating, investing or financing activities as measures of liquidity.

  EBITDA is a non-GAAP measure that represents earnings before interest expense, income taxes, depreciation and amortization. We calculated Adjusted EBITDA by adjusting EBITDA to eliminate the impact of those items, which we do not consider indicative of our ongoing operations and for the other reasons noted below. Adjusted EBITDA represents EBITDA, adjusted to exclude: (a) the impact of the loss on early extinguishment of debt and loss on redemption of class A preferred membership units incurred in connection with our debt refinancing in November 2004, (b) expenses related to put warrants to purchase our common units and class A preferred membership units and (c) the management fee payable to CHS Management IV LP pursuant to a management agreement, which will be terminated in connection with this offering. You are encouraged to evaluate each adjustment in the presentation of Adjusted EBITDA and determine whether you consider it appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring charges.

  EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income or income from operations or as measures of discretionary cash available for us to use to invest in our growth or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results of operations and using EBITDA and Adjusted EBITDA only as supplemental measures of our performance and liquidity. For more information, see our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

  The following table provides a reconciliation of cash flows provided by operating activities to EBITDA and unaudited pro forma net loss attributable to common members:

	Year Ended December 31,
	2003	2004
	(dollars in thousands)
Cash flows provided by operating activities	$15,696	$7,954
Changes in operating assets and liabilities	10,177	20,587
Non-cash expenses, including depreciation and amortization	(19,019)	(47,372)
Income tax provision	392	106
Interest expense, net	19,144	20,905
Depreciation and amortization	6,272	6,995

EBITDA	32,662	9,175
Interest expense, net	(19,144)	(20,905)
Income tax provision and unaudited pro forma incremental income tax provision	(4,828)	(2,477)
Depreciation and amortization	(6,272)	(6,995)
Dividends and accretion on class A preferred membership units	(3,140)	—

Unaudited pro forma net loss attributable to common members	$(722)	$(21,202)

  The following table provides a reconciliation of EBITDA to Adjusted EBITDA:

	Year Ended December 31,
	2003	2004
	(dollars in thousands)
EBITDA	$32,662	$9,175
Loss on early extinguishment of debt	—	11,185
Loss on redemption of class A preferred membership units	—	17,016
Put warrants expense	1,540	1,926
Management fee paid to CHS Management IV LP	900	900

Adjusted EBITDA	$35,102	$40,202

(6)
Depreciation and amortization included $0.9 million for the amortization of intangible assets for each of the years ended December 31, 2003 and 2004, which was included in selling, general and administrative expenses.

RISK FACTORS

        You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock.

Risks Relating to Our Business

We operate in a highly competitive market. Increased competition could lead to smaller profit margins and decrease our sales, earnings and cash flows.

        The residential upholstered furniture industry is highly fragmented, and we compete with many manufacturers, some of which offer widely advertised, well known, branded products. Some of our competitors are significantly larger than we are and have greater financial and other resources. Some of our competitors also operate their own retail stores, which could decrease sales by our retail customers. We are constantly subject to the risk of losing market share to privately held competitors who may have lower sales and profitability targets, which could decrease our sales, earnings and cash flows. In addition, imported products, primarily from Asia, have increased competition in the upholstered furniture market. As a result, the introduction of such products has led to and could continue to lead to smaller profit margins due to competitive pricing policies or excess capacities in the upholstered furniture market.

Failure to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in future sales, earnings and cash flows.

        Residential upholstered furniture is subject to fashion trends and geographic consumer tastes, which can change rapidly. Innovation is an important component of the competitive nature of the industry. While we emphasize new product innovation through such practices as design changes or revised marketing strategies, we may not be able to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner. In addition, we may not be able to ensure that new products will gain initial market acceptance, that interest in our products will be sustained or that significant start-up costs with respect to new products will be recouped. We also may be unable to differentiate our products through styling, finish and other construction techniques due to the large number of competitors in the upholstered furniture market and their wide range of product offerings. If we misjudge the market for our products or are unable to differentiate our product offerings, we may lose sales and be faced with excess raw materials and finished goods inventory. Disposal of excess inventory may result in a decrease in our gross profit.

The residential furniture industry is cyclical in nature and is sensitive to factors outside of our control, which could decrease our sales and profitability and have a material adverse effect on our results of operations.

        The residential furniture industry is cyclical in nature and sensitive to factors outside of our control. Historically, economic and market shifts have created cyclical changes in prices, sales volume and margins for our products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions. Most residential furniture purchases are discretionary in nature, and because they represent a significant expenditure to the average consumer, they are often deferred during times of economic uncertainty. In addition, the residential furniture industry tends to recover more slowly than the general economy following periods of decline.

        Consumer demand for residential furniture is dependent on a number of factors, including general economic conditions, consumer confidence, the strength of the housing market, primary and secondary home ownership, unemployment rates, interest rate levels, credit availability and certain demographic trends, such as the aging of the U.S. population and changes in disposable income. For example, factors such as high interest rate levels, a weak housing market and increased unemployment rates would generally decrease consumer demand for our products. If demand for our products declines, our sales and profit margins would decrease.

A decrease in business from one or more of our significant customers could reduce our sales and earnings and impair our financial condition.

        Substantially all of our customer arrangements are by purchase order or are terminable at-will, at the option of either party. The loss of, substantial decrease in the amount purchased by, or a write-off of any significant receivables due from, any one or more of our significant customers could reduce our sales and earnings and impair our financial condition. In the future, customers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products. Some of these customers may decide to carry only a limited number of brands of furniture, which could affect our ability to sell our products to them on favorable terms, if at all, which could harm our business.

Increased reliance on offshore sourcing of selected components and certain finished goods could increase our costs and adversely affect our ability to service customers.

        We continue to rely on offshore sourcing of selected components and certain finished goods. Offshore sourcing is subject to certain risks, including, among other things, political and social instability; imposition of regulations relating to imports; official corruption and civil unrest; duties, taxes and other charges on imports; changes in labor laws and regulations affecting our ability to hire, retain or dismiss employees; and potential fluctuation of the value of the U.S. dollar against foreign currencies. Any adverse development in our ability to import these components and finished goods in a cost-efficient and timely manner could increase our costs and decrease our product quality, speed of product delivery and efficiencies in domestic production capacity, thereby adversely affecting our ability to effectively service our customers.

Fluctuations in the price and quality of raw materials could increase our costs, which could result in smaller profit margins and lower sales volume.

        We are dependent on outside suppliers for all of our raw material needs and are subject to the prices charged by our suppliers. The primary raw materials that we use in manufacturing furniture are plywood, steel, polyurethane foam, polyester fiber and various types of fabric and leather. Fluctuations in the price and quality of these raw materials could have a negative effect on our cost of sales, profit margins and our ability to meet the demands of our customers. Inability to meet the demands of our customers could result in the loss of future sales. We may not be able to pass along to our customers all or a portion of the costs of higher raw materials due to competitive and marketing pressures. While we will try to offset any price increases through cost savings, production efficiencies and product price increases, these efforts may not be successful.

If we have difficulty obtaining raw materials from outside sources, our financial performance could be harmed.

        We obtain our raw materials and some manufactured products from various outside sources. Generally we have had no difficulty obtaining them. However, we depend on the continued supply from relatively few suppliers of certain products, components and raw materials, including fabrics, leather, foam, and motion mechanisms. Specifically, our five largest suppliers accounted for approximately 37% of our aggregate purchases of raw materials for the year ended December 31, 2004. We have no supply contracts with these large suppliers, but instead, make each purchase under a separate purchase order. If we cannot identify alternative sources of supply of raw materials and products when needed, or obtain sufficient components and raw materials when needed, the resulting loss of production capability could adversely affect our ability to deliver products to our customers in a timely manner and harm our financial performance.

The loss of any of our executive officers and other key employees could impair our ability to operate and grow successfully.

        Our continued success will depend to a significant extent on the efforts and abilities of our executive officers and other members of management, as well as our ability to attract and retain qualified administrative, manufacturing and sales personnel to manage our existing operations and future growth. The loss of an executive officer or other key employee could impair our ability to operate and make it difficult to execute our internal growth strategies. While we have entered into employment agreements with certain of our executive officers, we cannot assure you that any of those persons will not voluntarily terminate his or her employment with us.

We are at risk that users of our products will sue us for product liability. If we were unable to successfully defend ourselves against some product liability lawsuits, our success could be negatively affected.

        All of our products are designed for use by consumers. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage or any claim or product recall that results in significant adverse publicity against us may have an adverse effect on our future business prospects.

Any prolonged business interruption at our production facilities could reduce our sales and earnings and negatively affect our results of operations.

        We manufacture our products in the United States and Canada. The majority of the Berkline motion and reclining furniture is manufactured in Tennessee and the majority of the BenchCraft stationary furniture is manufactured in Mississippi. An interruption in production capabilities at our plants as a result of equipment failure or destruction, labor difficulties or otherwise could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally deliver our products only after receiving a customer order and thus do not maintain large amounts of inventory. In the event of a production stoppage or slowdown at our manufacturing facilities, even if only temporary, or if we experience delays, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions, which could negatively affect our business operations. We may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss.

We may be liable for fines, penalties, cleanup costs or damages under environmental laws and regulations. Such liability could negatively affect our success.

        We are subject to federal, state and local environmental laws, regulations and ordinances, including laws relating to the use, storage, discharge, and disposal of hazardous materials. If we do not comply with these requirements, we may be subject to penalties, fines or injunctions. We cannot assure you that we will not face enforcement actions or material fines or penalties in the future. In addition, environmental laws and regulations generally tend to become increasingly stringent over time, and compliance with future environmental requirements could have an adverse effect on us. We may also be subject to liability under environmental laws for the investigation or cleanup of contamination caused by releases of hazardous materials at our current or former facilities, or at sites where we disposed of wastes. We are currently conducting annual monitoring of groundwater contamination at our Lenoir City, Tennessee facility as part of a natural attenuation remedy. Over the next two years, we intend to implement a groundwater injection treatment program to accelerate the natural attenuation process. Should more aggressive remediation be required, our costs could increase, and the costs could be material. Material environmental liabilities could negatively affect our success.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm the trading price of our stock.

        An effective system of internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement a new or improved system of internal control over financial reporting, or difficulties encountered in its implementation, could harm our operating results or cause us to fail to meet our periodic reporting obligations. An inadequate system of internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

If we are not able to protect our trade secrets or maintain our trademarks and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our brand equity and intellectual property, and this loss of a competitive advantage could decrease our profitability and liquidity.

        Strong brand names, unique product innovations and proprietary manufacturing processes are all valuable assets that continue to drive our success. We rely on trade secrets to protect the design, technology and function of our products. To date, we have not sought U.S. or international patent protection for our manufacturing processes, although we own a number of U.S. patents and some Canadian patents relating to various products. Accordingly, we may not be able to prevent others from developing products that are similar to or competitive with our products. Our ability to compete effectively with other companies also depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. The principal manufacturing processes for our products are not patented.

        Although many of our trademarks are currently registered in the United States and registered or pending in a number of foreign countries, they could be infringed, or could be alleged to be unprotectable or to infringe the proprietary rights of others, or we could be prevented from using them if challenged. A challenge to our use or ownership of our trademarks or other intellectual property could result in a negative ruling regarding our use of our trademarks or other intellectual property, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. Any loss of trademark or other intellectual property protection could result in a decrease in sales or cause us to spend additional amounts on marketing, either of which could decrease our liquidity and profitability. In addition, if we incur significant costs defending our trademarks or other intellectual property that could also decrease our liquidity and profitability. In addition, we may not have the financial resources necessary to enforce or defend our trademarks or other intellectual property. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which would decrease our liquidity and profitability.

        Third parties, including competitors, may assert intellectual property infringement or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our trade secrets or proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others' proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

Risks Relating to this Offering

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors intends to adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because our board of directors intends to use a significant portion of cash available to pay dividends to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, may depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or on terms acceptable to us. See "Dividend Policy and Restrictions."

You may not receive the level of dividends provided for in the dividend policy adopted by our board of directors or any dividends at all.

        We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

        We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our intended dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board of directors may, in its sole discretion, amend or repeal our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. See "Dividend Policy and Restrictions." The reduction or elimination of dividends may negatively affect the market price of our common stock.

We will have substantial indebtedness after this offering that could restrict our ability to pay dividends with respect to shares of our common stock and impact our financing options and liquidity position.

        Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours or our subsidiaries. We are currently prohibited from paying dividends under our existing senior credit facilities. In connection with this offering, we will either amend our existing senior credit facilities or enter into a new credit facility to allow for the payment of dividends in accordance with our new dividend policy. The consummation of this offering is conditioned on entering into a new credit facility or amending our existing senior credit facilities. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of the shares of our common stock, including:

  •
  our ability to obtain additional financing in the future for working capital, capital expenditures, new facility construction or acquisitions may be limited;

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  we may be unable to refinance our indebtedness on terms acceptable to us or at all;

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  a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for capital expenditures, dividends on our common stock and other corporate purposes; and

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  our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

        As of December 31, 2004, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had $      million of indebtedness outstanding. In addition, we may incur substantial additional indebtedness in the future. Any additional debt incurred by us could increase the risks associated with our substantial leverage.

We may enter into new agreements that govern our indebtedness and the amended or new terms may significantly affect our ability to pay dividends on shares of our common stock.

        The terms of our indebtedness will contain significant restrictions on our ability to pay dividends on shares of our common stock based on us meeting certain performance measures and complying with other conditions. The consummation of this offering is conditioned upon entering into a new credit facility or amending our existing credit facilities to allow for payment of dividends in accordance with our new dividend policy. However, as a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our indebtedness, at or prior to maturity, or enter into additional agreements for senior indebtedness. Any such amendment, refinancing or additional indebtedness may contain covenants that could limit, in a significant manner, our ability to pay dividends to you.

We will require a significant amount of cash, which may not be available to us, to service our debt, pay dividends and fund our other liquidity needs.

        Our ability to make payments on, or to refinance or repay, our debt, fund planned capital expenditures, pay dividends on our common stock and expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under our senior credit facilities or otherwise, in an amount sufficient to enable us to pay our debt, pay dividends or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our senior credit facilities. We may not be able to refinance any of our debt, including the senior credit facilities, under such circumstances, on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including, sales of certain assets to meet our debt service requirements, sales of equity and negotiations with our lenders to restructure the applicable debt.

        Our senior credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress our stock price. In addition, market and industry factors may cause fluctuations in our stock price.

        There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of our common stock in this offering, you will pay a price that has not been established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Market and industry factors that could cause fluctuations in our stock price may include, among other things:

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  actual or anticipated variations in quarterly and annual operating results;

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  changes in financial estimates by us or changes in financial estimates or recommendations by any securities analysts who might cover our stock;

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  conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

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  changes in the market valuations of other companies operating in our industry;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations, regulatory scrutiny of our operations or lawsuits filed against us;

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  changes in general conditions in the United States and global economy, including those resulting from war, incidents of terrorism or responses to such events;

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  additions or departures of key personnel; and

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  sales of our common stock, including sales of our common stock by our directors, executive officers or affiliates.

A portion of the proceeds of this offering will be received by the selling stockholders, including one of our affiliates, Code Hennessy & Simmons IV LP, and certain of our executive officers and directors.

        Our affiliate, Code Hennessy & Simmons IV LP, and certain of our executive officers and directors, C. William Wittenberg, Jr., Larry R. Musick, Dalthard M. Eckard and Robert L. Moran, will receive net proceeds from the sale in this offering of shares of common stock owned by them. In addition, Code Hennessy & Simmons IV LP and Messrs. Wittenberg, Musick, Eckard and Moran will indirectly receive proceeds when participating preferred stock that they receive in the corporate reorganization in exchange for their class A preferred membership units and certain of their common units is redeemed by us with the proceeds of this offering.

One of our stockholders, Code Hennessy & Simmons IV LP, will continue to have significant influence over our business after this offering and could delay, deter or prevent a change of control or other business combination that may be beneficial to our stockholders.

        Upon completion of this offering, investment funds affiliated with Code Hennessy & Simmons IV LP will hold approximately            shares of our common stock, or            % of our outstanding common stock. If the underwriters' over-allotment is exercised in full, these funds will hold approximately            % of our outstanding common stock. In addition,            of the            directors that will serve on our board of directors immediately following this offering will be representatives of Code Hennessy & Simmons IV LP. By virtue of such stock ownership and representation on the board of directors, Code Hennessy & Simmons IV LP will continue to have a significant influence over day-to-day corporate and management policies and all matters submitted to our stockholders, including the election of the directors, and to exercise significant control over our business, policies and affairs. In addition, we have specifically renounced in our certificate of incorporation any interest or expectancy that Code Hennessy & Simmons LLC and its affiliates, including its directors and officers, will offer to us any investment or business opportunity of which they are aware. Such concentration of voting power and lack of a requirement to disclose corporate opportunities to us could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our stock price may decline due to the large number of shares eligible for future sale.

        Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

        Upon completion of this offering, there will be                        shares of our common stock outstanding. Of these shares,                         shares, including the shares sold in this offering, will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining                        shares of common stock available for future sale will be "restricted securities" within the meaning of Rule 144. Of these restricted securities,                         shares will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

        We have granted certain stockholders the right to require us to register their shares of our new common stock, representing over                        shares of our common stock following completion of this offering. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock.

        All shares of common stock held by our stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the prior written consent of BB&T Capital Markets as described further under "Underwriting."

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our common stock.

        Certain provisions of our certificate of incorporation and by-laws, to be effective immediately prior to this offering, may inhibit a change of control not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

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  advance notice requirements for stockholder proposals and director nominations;

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  limitations on the ability of stockholders to amend, alter or repeal our by-laws; and

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  the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

        Prior investors have paid substantially less per share for our common stock than the price in this offering. The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $        per share in the net tangible book value of our common stock as of December 31, 2004 at an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus). You will incur additional dilution if holders of options to purchase or rights with respect to shares of common stock, whether currently outstanding or subsequently granted, exercise the options or rights following this offering. See "Dilution" for more information.

Requirements associated with being a public company will require significant company resources and management attention.

        After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Securities and Exchange Commission, or the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting by the end of December 31, 2006. If we or our independent registered public accounting firm determine that we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. See "—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm the trading price of our stock." In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq National Market.

        We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

        In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $1.5 million per year of incremental operating expenses as a result of being a public company. These incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We also cannot predict or estimate the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

        We intend to take advantage of certain "grace periods" for newly public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. For example, upon the consummation of this offering, we will not be in full compliance with the SEC and Nasdaq requirements that a majority of our board members and all of our audit committee members be "independent." Our ability to satisfy the various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from Nasdaq, which would cause a decline in the trading price of our common stock and impair the ability of the holders of our common stock to sell and buy our common stock in a public market.

        In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You are urged to carefully consider these risks and factors, including those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation, other than any imposed by law, to update these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        Forward-looking statements include, but are not limited to, the following:

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  the statements in "Prospectus Summary—The Offering" and "Dividend Policy and Restrictions" about our intention to pay dividends;

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  the statements in "Prospectus Summary—The Offering" and "Use of Proceeds" about the intended use of our proceeds from this offering;

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  the statements in "Risk Factors" concerning, among other things, the competition in our industry, changes in consumer tastes, general economic and market conditions, our dependence on significant customers, offshore sourcing, our dependence on certain suppliers for raw materials, changes in our executive management team, our product liability exposure, business interruptions at our production facilities, our environmental liability exposure, our ability to maintain an effective system of internal control over financial reporting, our ability to protect our intellectual property rights, our ability to pay dividends, our indebtedness and requirements associated with being a public company; and

  •
  all of the statements in "Prospectus Summary—Our Growth Strategy," "Business—Our Growth Strategy" and related summaries about our plans, goals, intentions, expectations and beliefs, including those concerning our marketing and cross-selling initiatives, customers and distribution channels, product offerings and cost structure.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We note that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

REORGANIZATION AS A CORPORATION

        Prior to the completion of this offering, we intend to convert from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, our common units and class A preferred membership units will be exchanged for shares of our participating preferred stock and common stock, pursuant to the terms of an exchange agreement among Berkline/BenchCraft Holdings, LLC, Berkline/BenchCraft Holdings, Inc. and each holder of common units and class A preferred membership units of Berkline/BenchCraft Holdings, LLC. After the completion of this offering, we will use a portion of the net proceeds therefrom to redeem all outstanding shares of participating preferred stock that were received by certain of our affiliates and our executive officers in the corporate reorganization. See "Use of Proceeds." The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

        After our corporate reorganization, the completion of this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," our existing equity investors will own                         shares of our common stock, representing        % of the voting power of our outstanding capital stock, and we will have no shares of preferred stock issued and outstanding. In the event that the underwriters elect to exercise the over-allotment option in full, the existing equity investors will sell                         shares of common stock they received in connection with the reorganization. See "Principal and Selling Stockholders" for more information regarding the holders of our common stock.

USE OF PROCEEDS

        Based upon an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                        shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $       million payable by us, will be approximately $       million. We intend to use the net proceeds we will receive from this offering:

  •
  to repay $       million of our second lien term loan, which had an interest rate of        % at December 31, 2004 and matures on             (which amount includes a prepayment penalty of $       million and accrued interest of $       million as of December 31, 2004);

  •
  to redeem certain put warrants for $       million;

  •
  to redeem all outstanding participating preferred stock received by certain of our affiliates and our executive officers in exchange for their class A preferred membership units and certain of their common units in the corporate reorganization for $             million; and

  •
  to make a cash distribution of $             million to our former members to provide them with funds to pay income taxes owed by them for their share of our year-to-date 2005 earnings as a limited liability company.

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors intends to adopt a dividend policy, effective upon the closing of this offering, that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures on our base business as regular quarterly dividends to our stockholders, rather than retaining all of such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them such substantial portion of the cash generated by our business.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $        per share on or about                        , 2005 and to continue to pay quarterly dividends at an annual rate of $        per share for the first full year following the completion of this offering.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth opportunities. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. Dividends on our common stock are not cumulative.

        In determining our expected initial dividend level, we reviewed and analyzed, among other things:

  •
  our operating and financial results in recent years;

  •
  our anticipated cash requirements associated with our new capital structure;

  •
  our anticipated base business capital expenditure requirements;

  •
  our expected other cash needs, primarily related to working capital requirements;

  •
  the terms of our debt instruments;

  •
  other potential sources of liquidity, including working capital and the possibility of asset and securities sales; and

  •
  various other aspects of our business.

        However, as described more fully below, you may not receive any dividends as a result of the following factors:

  •
  we are not required to pay dividends;

  •
  while the initial dividend policy that our board of directors intends to adopt contemplates the distribution of a substantial portion of our excess cash, this policy could be modified or revoked at any time in the absolute discretion of our board of directors;

  •
  even if our initial dividend policy were not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution is entirely at the discretion of our board of directors;

  •
  the amount of dividends distributed is subject to state law restrictions;

  •
  we must comply with the terms of our indebtedness;

  •
  our stockholders have no contractual or other legal right to dividends; and

  •
  we may not have enough cash to pay dividends due to limitations under our debt instruments, changes to our operating earnings, working capital requirements and anticipated cash needs.

Restrictions on Payment of Dividends

        Under Delaware law, we may only pay dividends out of either "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or net profits of the current year or the immediately preceding year. Due to significant non-cash expenses such as depreciation and deferred tax provision, we anticipate that dividends paid at the levels described above will exceed net profits and therefore, we expect that we will pay at least a portion of our dividends out of surplus. Although we believe we will have sufficient surplus to pay dividends at the anticipated levels during the first year following this offering, our board of directors will periodically reevaluate the availability of sufficient surplus before actually declaring any dividends. Further, before paying any dividends in subsequent years, our board of directors will likely seek opinions from outside valuation firms to the effect that there is sufficient surplus to pay dividends, and such opinions may not be forthcoming. If we seek and are not able to obtain such an opinion, we likely will not declare and pay dividends.

        We are currently prohibited from paying dividends under our existing senior credit facilities. In connection with this offering, we will either amend our existing senior credit facilities or enter into a new credit facility to allow for the payment of dividends in accordance with our intended dividend policy. The consummation of this offering is conditioned on entering into a new credit facility or amending our existing senior credit facilities.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus), after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, the use of proceeds therefrom as described under "Use of Proceeds" and our conversion to a corporation.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$5,851	$

Long-term debt, including current maturities(1)	$165,000	$
Detachable put warrants or warrant securities(2)	10,195
Class A preferred membership units(2)	11,812		—

Total long-term obligations	187,007
Members'/Stockholders' equity:
Common units; 12,068,923 units issued and outstanding on an actual basis; no units issued and outstanding on an as adjusted basis(3)	32,620		—
Deferred compensation	(2,816)		—
Loans to management members(4)	(1,161)		—
Preferred stock, $0.01 par value, shares authorized; no shares issued and outstanding on an actual basis; no shares issued and outstanding on an as adjusted basis	—		—
Common stock, $0.01 par value, shares authorized; no shares issued and outstanding on an actual basis; shares issued and outstanding on an as adjusted basis(3)	—
Additional paid-in capital(3)	—
Retained earnings (accumulated deficit)(1)(2)(3)(5)	(29,155)

Total members'/stockholders' equity (deficit)	(512)

Total capitalization	$186,495	$

(1)
We intend to apply a portion of the proceeds from this offering to repay our $50.0 million second lien term loan. A charge of $     million related to prepayment penalty and the write-off of the unamortized deferred financing costs will be reflected in retained earnings.

(2)
We intend to apply a portion of the proceeds from this offering to redeem certain put warrants and all outstanding participating preferred stock that will be received by certain of our affiliates and our executive officers in exchange for their class A preferred membership units and certain common units in the corporate reorganization. As a result, we will incur charges of $    and $    related to the loss on our class A preferred membership units and the change in put warrant value, respectively, which will be reflected in retained earnings.

(3)
To reflect our reorganization as a corporation and the resulting exchange of all outstanding limited liability company units into shares of participating preferred stock and common stock prior to the completion of this offering, as described in "Reorganization as a Corporation." In connection with the corporate reorganization and this offering, we will also incur non-recurring charges in the fiscal quarter in which the offering is completed. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reorganization as a Corporation and Effect of this Offering and November 2004 Debt Refinancing."

(4)
To reflect repayment of management loans prior to the filing of the registration statement of which this prospectus forms a part.

(5)
To make a cash distribution of $     million to our former members to provide them with funds to pay income taxes owed by them for their share of our year-to-date 2005 earnings as a limited liability company.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering.

        As of December 31, 2004, our net tangible book value was approximately $      million, or approximately $        per share. Net tangible book value (deficit) per share of common stock represents the amount of our total consolidated assets minus our total consolidated liabilities, current deferred tax assets, goodwill, trademarks, deferred financing costs and other intangible assets, divided by the number of shares of our common stock outstanding at December 31, 2004.

        After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been approximately $      million, or approximately $        per share of our common stock. This represents an immediate increase in net tangible book value of $        per share to our existing stockholders and an immediate dilution in net tangible book value of $        per share to new investors purchasing shares of our common stock at the assumed initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Net tangible book value (deficit) per share prior to the offering
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors	$

        The following table summarizes as of December 31, 2004, as adjusted to give effect to this offering, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $        per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%			%	$
New investors			%			%	$

Total		100.0%			100.0%		$

        The above tables exclude                        shares of our common stock reserved for issuance pursuant to our 2005 equity incentive plan. To the extent that such options are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        Historical financial data for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 to March 25, 2002 are referred to as the "predecessor" information. On March 26, 2002, we acquired substantially all of the assets and liabilities of The Berkline Corporation and the BenchCraft operating division of Universal Furniture, in a transaction accounted for using the purchase method. The summary financial data after such dates includes the financial statement impact of recording fair value adjustments arising from such acquisitions. The predecessor information was derived from the unaudited general ledgers of Berkline and BenchCraft. The statement of operations data of Berkline/BenchCraft for the period from March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004 and balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        The summary historical consolidated financial data may not be indicative of our results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," including the discussion therein titled "Reorganization as a Corporation and the Effects of this Offering and November 2004 Debt Refinancing" and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Selected Historical Consolidated Financial Data

	Predecessor(1)			Successor(1)
	Year Ended December 31,				Year Ended December 31,
			Period From January 1, 2002 To March 25, 2002	Period From March 26, 2002 To December 31, 2002
	2000	2001			2003	2004
	(dollars in thousands, except unit and per unit amounts)
Statement of Operations Data:
Net sales	$531,432	$477,677	$124,944	$338,901	$456,171	$499,727
Cost of sales	396,082	363,126	92,595	258,567	335,474	368,398

Gross profit	135,350	114,551	32,349	80,334	120,697	131,329
Selling, general and administrative expenses	93,819	90,248	24,699	65,235	92,731	98,172

Income from operations	41,531	24,303	7,650	15,099	27,966	33,157
Interest expense, net(2)	15,160	31,019	2,431	12,970	19,144	20,905
Loss on abandonment of fixed assets	4,702	—	—	—	—	—
Put warrants expense	—	—	—	3,519	1,540	1,926
Loss on early extinguishment of debt(3)	—	—	—	—	—	11,185
Loss on redemption of class A preferred membership units(3)	—	—	—	—	—	17,016
Other (income) expense, net	(1,088)	(452)	69	(16)	36	850

Income (loss) before income tax provision	22,757	(6,264)	5,150	(1,374)	7,246	(18,725)
Income tax provision(4)	8,932	763	68	208	392	106

Net income (loss)	$13,825	$(7,027)	$5,082	(1,582)	6,854	(18,831)

Dividends and accretion on class A preferred membership units(2)				(4,198)	(3,140)	—

Net income (loss) attributable to common members				(5,780)	3,714	(18,831)
Unaudited pro forma incremental income tax provision (benefit)(4)				(143)	4,436	2,371

Unaudited pro forma net loss attributable to common members				$(5,637)	$(722)	$(21,202)

Net income (loss) attributable to common members per common unit:
Basic				$(0.62)	$0.39	$(1.97)
Diluted				$(0.62)	$0.33	$(1.97)
Unaudited pro forma net loss attributable to common members per common unit:
Basic				$(0.61)	$(0.08)	$(2.22)
Diluted				$(0.61)	$(0.08)	$(2.22)
Weighted average common units outstanding:
Basic				9,312,001	9,417,847	9,555,447
Diluted				9,312,001	11,114,388	9,555,447

	Predecessor(1)		Successor(1)
	As of December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$10,449	$7,092	$5,851
Total assets	136,951	114,687	227,572	231,349	247,614
Long-term obligations, net of current portion(3)	72,257	72,127	132,743	136,901	181,507
Total members' equity (deficit)(5)	—	—	22,861	25,757	(512)
Working capital	—	—	33,081	47,081	70,721

(1)
For 2000 and 2001, and until March 26, 2002, we were operated as divisions of LifeStyle Furnishings International Ltd. The related financial data as of and for those periods is presented on the historical cost basis of the predecessor and is based on unaudited financial data. Our acquisition of the predecessor on March 26, 2002 was accounted for using the purchase method, which resulted in a new basis of accounting such that the predecessor's assets and liabilities were recorded at fair value by us as successor. Additionally, a new debt and equity structure was put in place as a result of the aquisition. The selected financial data of the predecessor and successor are not strictly comparable due to the significant effect that the acquisition had on such data.

(2)
In July 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Prior to the adoption of SFAS No. 150, dividends and accretion on the class A preferred membership units were accounted for as a direct deduction to retained earnings, and were presented in the consolidated statement of operations as a deduction from net income in determining net income (loss) attributable to common members. Commencing with the adoption of SFAS No. 150 on July 6, 2003, dividends and accretion on the class A preferred membership units are charged to interest expense in the consolidated statement of operations. In accordance with the provisions of SFAS No. 150, dividends and accretion charged directly to retained earnings prior to July 6, 2003 have not been reclassified to interest expense. The amounts charged directly to retained earnings prior to July 6, 2003 totaled $4.2 million and $3.1 million for the period March 26, 2002 through December 31, 2002 and the period January 1, 2003 through July 5, 2003, respectively. The amounts charged to interest expense subsequent to July 6, 2003 totaled $3.5 million and $6.8 million during the period July 6, 2003 through December 31, 2003 and the year ended December 31, 2004, respectively. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

(3)
In November 2004, we refinanced our then outstanding borrowings and redeemed 58.7% of the face value of the class A preferred membership units. As a result of the debt refinancing, we recorded a $11.2 million loss on the early extinguishment of debt and a $17.0 million loss on the redemption of a portion of the face value of our class A preferred membership units.

(4)
Prior to our corporate reorganization, a substantial portion of our business was operated as a limited liability company and taxed as a partnership. As a result, the members of the limited liability company paid the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our corporate reorganization became effective March 26, 2002.

(5)
The decrease in total members' equity (deficit) from December 31, 2003 to December 31, 2004 was primarily a result of a $7.1 million cash distribution to our common members and the effects of the November 2004 debt refinancing in which we recorded a loss of $11.2 million on the early extinguishment of debt and a loss of $17.0 million on the redemption of a portion of the face value of our class A preferred membership units.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The statements in this discussion regarding industry outlook, our expectations regarding the future performance of our business and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors." See "Forward-Looking Statements" for more information. You should read the following discussion together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

        We are the eighth largest furniture manufacturer in the United States based on our domestic wholesale furniture shipments in 2003. We offer our customers a wide selection of residential upholstered motion and stationary furniture and complementary products, marketed primarily through our Berkline and BenchCraft brands. We sell our products to a broad and diversified distribution network of approximately 6,400 customers, comprised primarily of traditional independent, regional and national furniture retailers.

        We manufacture the majority of our products in the United States, and complement our domestic production with offshore sourcing of selected components, such as cut-and-sewn fabric and leather covers and wood trim parts, and certain finished goods, consisting primarily of stationary leather furniture. This blended sourcing model allows us to optimize our production costs, manufacturing capacity and speed of delivery.

        During 2004, the market prices for some of our raw materials increased. Because we utilize first-in, first-out accounting for our inventory, not all of our raw material price increases are reflected in our cost of sales in 2004. These price increases will slightly reduce our gross margins and income from operations in 2005. We manage the impact of raw material price increases through our productivity programs and where possible include the higher costs in our product prices. We have negotiated higher prices for our products, although these price increases were not fully effective in the fourth quarter of 2004. We cannot assure you that we will be successful in offsetting these or future potential raw material price increases.

        Consumer demand for residential furniture is dependent on a number of factors, including general economic conditions, consumer confidence, the strength of the housing market, primary and secondary home ownership, unemployment rates, interest rate levels, credit availability and certain demographic trends, such as the aging of the U.S. population and changes in disposable income.

        We promote our products and develop customer relationships through a variety of sales and marketing initiatives. For example, our Comfort Gallery locations display our product offerings in dedicated retail floor space at key customer locations and provides us with an attractive alternative to opening our own retail stores. Additionally, we market our Berkline and BenchCraft products to select customers through two focused marketing programs, Alliance Advantage and Berkline Express. Through Alliance Advantage and Berkline Express, we provide participating customers with priority shipping, marketing materials, advertising assistance and fabric and leather swatch samples. Participating customers, in turn, display certain Berkline and/or BenchCraft products and maintain a minimum sales volume. These programs benefit our customers by enhancing their sales and marketing efforts and inventory management.

        As of December 31, 2004, there was approximately a 25% overlap in customers that purchased both Berkline and BenchCraft products. In an effort to increase the number of customers that purchase more than one of our brands, we recently integrated the sales organizations of all of our product lines. In addition, in October 2004, we opened a new 92,000 square foot wholesale showroom in High Point,

North Carolina, which allowed us, for the first time, to display our combined Berkline, BenchCraft and Natural Elements product offerings in a single showroom. We believe this new venue will increase customer exposure to all of our products.

        We will continue to focus on key opportunities, which include adding functionality to our product mix, optimizing our blended sourcing model and focusing on continuous cost improvement in our manufacturing and administrative operations. In addition, we intend to expand our focused marketing programs and capitalize on our cross-selling opportunities.

Reorganization as a Corporation and Effects of this Offering and November 2004 Debt Refinancing

        Prior to the completion of this offering, we intend to convert from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, our members will exchange their class A preferred membership units and common units for shares of our common stock and participating preferred stock. We intend to use a portion of the net proceeds that we receive to extinguish our $50.0 million second lien term loan, redeem certain put warrants and all outstanding shares of participating preferred stock that are received in exchange for our class A preferred membership units and certain of our common units in the corporate reorganization and make a cash distribution to our former members to provide them with funds to pay income taxes owed by them for their share of our year-to-date 2005 earnings as a limited liability company.

        We expect a significant impact on our results of operations as a result of our conversion to a corporation, this offering and the application of the proceeds therefrom as described in "Use of Proceeds." Our results of operations for the year ended December 31, 2004 includes approximately $30.1 million related to put warrants expense and charges associated with the early extinguishment of debt and the redemption of certain of our class A preferred membership units in November 2004.

        In addition, we will incur the following non-recurring charges in connection with the use of proceeds from this offering, which will be recognized in the fiscal quarter in which this offering is completed:

  •
  estimated prepayment penalties of approximately $      million related to the early extinguishment of our second lien term loan;

  •
  loss on redemption of             shares of common stock that are exchanged for our class A preferred membership units with an aggregate unreturned capital, including accrued but unpaid yield, of $      million;

  •
  write-off of deferred financing charges of approximately $      million;

  •
  charges related to accelerated incentive amounts paid to executive officers and put warrant repurchases of approximately $      million and $      million, respectively; and

  •
  approximately $             million distributed to former members to provide them with funds to pay income taxes owed by them for their share of our year-to-date 2005 earnings as a limited liability company.

        We believe that the presentation of adjusted net income (excluding put warrants expense, charges related to debt extinguishment and redemption of class A preferred membership units and adjusted for interest and expected public company expense and income taxes) provides investors with useful information regarding our financial performance and will allow for easier comparison of our net income in future periods after our reorganization and completion of this offering.

Year Ended December 31, 2004
(dollars in thousands)
Loss before income tax provision	$(18,725)
Add:
Put warrants expense	1,926
Loss on early extinguishment of debt	11,185
Loss on redemption of class A preferred membership units	17,016

Income before income tax provision (excluding put warrants expense, charges related to debt extinguishment and redemption of class A preferred membership units)	11,402
Add:
Adjustment to interest expense(1)	13,126
Adjustment for expected public company expense	(1,500)

Income before income tax provision (excluding put warrants expense, charges related to debt extinguishment and redemption of class A preferred membership units and adjusted for interest and expected public company expense)	23,028
Adjusted income tax provision(2)	8,958

Net income (excluding put warrants expense, charges related to debt extinguishment and redemption of class A preferred membership units and adjusted for interest and expected public company expense and income taxes)	$14,070

(1)
The following table adjusts our interest expense for the 2004 redemption of our class A preferred membership units and the repayment of our $50.0 million second lien term loan with a portion of the proceeds from this offering, assuming LIBOR of 2.5% and an applicable margin on our revolving credit facility and second lien term loan of 3.0%, as follows:

Year Ended December 31, 2004
(dollars in thousands)
Revolving credit facility	$275
First lien term loan	6,050
Interest rate swap (pay 3.72%/receive LIBOR)	781
Commitment fees on unused portion	100

Total adjusted cash interest expense	7,206
Amortization of capitalized debt issuance costs	573

Total adjusted interest expense	7,779
Less: Reported interest expense	(20,905)

Net adjustment to interest expense	$(13,126)

(2)
Upon our conversion to a corporation, we expect our effective tax rate to increase to 38.9%. For cash flow purposes, this increase will be offset by the elimination of payments to our members for tax payments.

Income Taxes

        Prior to the conversion of our company to a corporation, substantially all of our subsidiaries are operated as limited liability companies, which are taxed as partnerships. As a result, our members pay income taxes on the earnings of the limited liability companies. Certain of our subsidiaries are treated as separate corporate entities for income tax purposes. These corporations pay income taxes and record provisions for income taxes in their financial statements. As a result of our conversion to a corporation, our earnings will be subject to federal, state and local taxes at a combined statutory rate of approximately 39%. This rate is different than our pro forma effective income tax rate of 13% for the year ended December 31, 2004 due to the non-deductible loss on redemption of our class A preferred membership units and nondeductible dividends that are recorded as interest expense for financial statement purposes.

Members' Deficit and Capital Accounts

        Our members' deficit was $0.5 million as of December 31, 2004. This amount included $16.3 million in cash distributions to our members to provide them with funds to pay taxes owed for their share of our profits. In connection with our conversion to a corporation, we will make a cash distribution to all of our members of approximately $     million, which represents the estimated amount due to the members with respect to year-to-date 2005 taxes. After the consummation of this offering, we will make a final payment to our members for the balance, if any, due to them for their actual tax liabilities incurred. The effects of the initial distribution are reflected in our as adjusted balance sheet as of December 31, 2004. See "Prospectus Summary—Summary Financial Data" and "Use of Proceeds."

Non-GAAP Measures

        EBITDA and Adjusted EBITDA are supplemental measures of our performance and liquidity that are not required by, nor presented in accordance with, GAAP. These measures are not measurements of our financial performance and liquidity under GAAP and should not be considered as alternatives to net income, income from operations or any other performance measures derived in accordance with GAAP, or as alternatives to cash flows provided by operating, investing or financing activities as measures of liquidity.

        EBITDA is a non-GAAP measure that represents earnings before interest expense, income taxes, depreciation and amortization. We calculated Adjusted EBITDA by adjusting EBITDA to eliminate the impact of these items that we do not consider indicative of our ongoing operations. Adjusted EBITDA represents EBITDA, adjusted to exclude: (1) the impact of the losses on our early extinguishment of debt and redemption of certain of our class A membership preferred units incurred in connection with our debt refinancing in November 2004, (2) expenses related to put warrants to purchase our common units and class A preferred membership units and (3) the management fee payable to CHS Management IV LP. You are encouraged to evaluate each adjustment in the presentation of Adjusted EBITDA and you should be aware that in the future, we may incur expenses similar to such adjustments. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring charges.

        EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. Some of these limitations include:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments.

  •
  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs.

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income and income from operations or as alternatives to net income or income from operations or as measures of discretionary cash available for us to use to invest in our growth or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results of operations and using EBITDA and Adjusted EBITDA only as supplemental measures of our performance and liquidity. For more information, see our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        The following table provides a reconciliation of cash flows provided by operating activities to EBITDA and unaudited pro forma net loss attributable to common members:

	Period From March 26, 2002 Through December 31, 2002	Year Ended December 31,
		2003	2004
	(dollars in thousands)
Cash flows provided by operating activities	$37,515	$15,696	$7,954
Changes in operating assets and liabilities	(25,807)	10,177	20,587
Non-cash expenses, including depreciation and amortization	(13,290)	(19,019)	(47,372)
Income tax provision	208	392	106
Interest expense, net	12,970	19,144	20,905
Depreciation and amortization	4,470	6,272	6,995

EBITDA	16,066	32,662	9,175
Interest expense, net	(12,970)	(19,144)	(20,905)
Income tax provision and unaudited pro forma incremental income tax provision/benefit	(65)	(4,828)	(2,477)
Depreciation and amortization	(4,470)	(6,272)	(6,995)
Dividends and accretion on class A preferred membership units	(4,198)	(3,140)	—

Unaudited pro forma net loss attributable to common members	$(5,637)	$(722)	$(21,202)

        The following table provides a reconciliation of EBITDA to Adjusted EBITDA:

	Period From March 26, 2002 Through December 31, 2002
		Year Ended December 31,
		2003	2004
	(dollars in thousands)
EBITDA	$16,066	$32,662	$9,175
Loss on early extinguishment of debt	—	—	11,185
Loss on redemption of class A preferred membership units	—	—	17,016
Put warrants expense	3,519	1,540	1,926
Management fee paid to CHS Management IV LP	675	900	900

Adjusted EBITDA	$20,260	$35,102	$40,202

Results of Operations

        The following table sets forth our consolidated statement of operations data for the periods presented and as a percentage of net sales:

	Period From March 26, 2002 Through December 31, 2002	Percentage of Net Sales	Year Ended December 31, 2003	Percentage of Net Sales	Year Ended December 31, 2004	Percentage of Net Sales
	(dollars in thousands)
Statement of Operations Data:
Net sales	$338,901	100.0%	$456,171	100.0%	$499,727	100.0%
Cost of sales	258,567	76.3	335,474	73.5	368,398	73.7

Gross profit	80,334	23.7	120,697	26.5	131,329	26.3
Selling, general and administrative expenses	65,235	19.2	92,731	20.3	98,172	19.7

Income from operations	15,099	4.5	27,966	6.1	33,157	6.6
Interest expense, net	12,970	3.8	19,144	4.2	20,905	4.2
Put warrants expense	3,519	1.0	1,540	0.3	1,926	0.4
Loss on early extinguishment of debt	—	—	—	—	11,185	2.2
Loss on redemption of class A preferred membership units	—	—	—	—	17,016	3.4
Other (income) expense, net	(16)	—	36	—	850	0.2

Income (loss) before income tax provision	(1,374)	(0.4)	7,246	1.6	(18,725)	(3.8)
Income tax provision	208	0.1	392	0.1	106	—

Net income (loss)	(1,582)	(0.5)	6,854	1.5	(18,831)	(3.8)
Dividends and accretion on class A preferred membership units	(4,198)	(1.2)	(3,140)	(0.7)	—	—

Net income (loss) attributable to common members	(5,780)	(1.7)	3,714	0.8	(18,831)	(3.8)
Unaudited pro forma incremental income tax provision (benefit)	(143)	—	4,436	1.0	2,371	(0.4)

Unaudited pro forma net loss attributable to common members	$(5,637)	(1.7)%	$(722)	(0.2)%	$(21,202)	(4.2)%

EBITDA	$16,066	4.7%	$32,662	7.2%	$9,175	1.8%
Adjusted EBITDA	$20,260	6.0%	$35,102	7.7%	$40,202	8.0%

  Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

  Net Sales

        Net sales increased $43.6 million, or 9.5%, to $499.7 million in 2004, compared to $456.2 million in 2003. The increase in net sales was primarily due to higher sales levels in 2004, offset by a slightly lower average product selling price. Our sales growth was principally attributable to the re-merchandising of our BenchCraft brand, increased cross-selling of our products as a result of the integration of the Berkline, BenchCraft and Natural Elements sales organizations and increased market penetration from opening new customer accounts and targeting alternative distribution channels.

  Gross Profit

        Gross profit increased $10.6 million, or 8.8%, to $131.3 million in 2004, compared to $120.7 million in 2003. The increase in gross profit was primarily due to higher sales levels in 2004. As a percentage of net sales, gross profit decreased by 0.2% to 26.3% in 2004, compared to 26.5% in 2003. This decrease was primarily due to increased raw material prices and changes in our product mix, offset by savings from our offshore sourcing initiatives and efficiencies in our manufacturing operations.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $5.4 million, or 5.9%, to $98.2 million in 2004, compared to $92.7 million in 2003. Increased selling, general and administrative expenses were primarily due to higher selling expenses directly attributable to the higher sales levels in 2004 (such as commissions, distribution costs and advertising), the one-time expense associated with opening our new showroom in High Point, North Carolina and higher bonus expense due to our higher earnings in 2004. As a percentage of net sales, selling, general and administrative expenses decreased by 0.6% to 19.7% in 2004, compared to 20.3% in 2003, due to the absorption of our fixed selling expenses over the higher sales levels.

        In November 2004, one of our customers, Rhodes Furniture, filed for Chapter 11 bankruptcy. In the year ended December 31, 2004, we recorded a $2.2 million allowance for doubtful collectibility related to the receivables from Rhodes Furniture, which accounted for approximately 7% and 4% of our accounts receivable balance as of December 31, 2003 and 2004, respectively. At December 31, 2003, we recorded a $3.1 million allowance related to the receivables from two customers under common ownership due to their doubtful collectibility at that time. These two customers completed a refinancing in 2004, as a result of which, the December 31, 2003 balances were collected and a recovery was recorded in 2004.

        Our selling, general and administrative expenses in 2003 and 2004 included $0.9 million of management fees paid to CHS Management IV LP in accordance with a management agreement entered into in connection with the acquisition of the Berkline and BenchCraft businesses in 2002. This management agreement will be terminated in connection with this offering. However, after this offering, we expect our selling, general and administrative expenses to increase due to additional legal and accounting fees as a result of being a public company, including costs associated with evaluating, enhancing and auditing our internal control over financial reporting.

  Interest Expense

        Interest expense increased $1.8 million, or 9.2%, to $20.9 million in 2004, compared to $19.1 million in 2003. Increased interest expense was primarily due to the July 2003 adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS No. 150, which required characterization of approximately $6.8 million of dividends on our class A preferred membership units as interest expense in 2004, compared to $3.5 million of dividends for the period from July 1, 2003 through December 31, 2003. The following table lists the components of our interest expense:

	Year Ended December 31,
	2003	2004
	(dollars in thousands)
Interest expense on our existing revolving credit facility, term loans, real estate facility, senior subordinated notes and junior subordinated notes	$13,194	$12,647
Interest income	(184)	(291)
Non-cash items:
Interest expense on class A preferred membership units	3,465	6,804
Interest rate swap agreement	103	(335)
Amortization of debt discount	568	647
Amortization of loan fees	1,998	1,433

Net interest expense	$19,144	$20,905

  Put Warrants Expense

        In connection with our issuance of senior subordinated notes in March 2002, we issued detachable put warrants for 1,320,759 common units and 6,934 class A preferred membership units, with a combined fair value of $4.0 million. The exercise prices for each holder of the put warrants is $10 in the case of common units and $500 per unit in the case of class A preferred membership units. The put warrants expire on the tenth anniversary of the issue date. We have recorded the changes in the fair value of our put warrants through our statement of operations.

        Put warrants expense increased $0.4 million to $1.9 million in 2004, from $1.5 million in 2003. Increased put warrants expense was primarily due to higher valuations on the common units and class A preferred membership units issuable upon exercise of the put warrants.

  Loss on Early Extinguishment of Debt

        In November 2004, we refinanced our existing indebtedness (which was comprised of a revolving credit facility, term loans, a real estate facility, senior subordinated notes and junior subordinated notes), by entering into senior credit facilities in an aggregate amount of $185.0 million. The proceeds from the senior credit facilities were used to repay our existing indebtedness and to redeem a portion of our class A preferred membership units. As a result of the refinancing, we recorded a loss of $11.2 million on the early extinguishment of debt, comprised of the write-off of $3.9 million in capitalized loan fees related to the existing credit facilities, $6.7 million of unamortized debt discount on the existing senior subordinated and junior subordinated notes and $0.6 million of prepayment penalties.

  Loss on Redemption of Class A Preferred Membership Units

        In March 2002, we issued 52,500 class A preferred membership units with a par value of $1,000, at a discount of $25.8 million, or an 18.8% imputed interest rate. In connection with our debt refinancing in November 2004, we redeemed $53.9 million of the face value of these class A preferred membership units, consisting of $19.0 million of accrued dividends and $35.0 million face value. Upon redemption of the class A preferred membership units, we recorded a loss of $17.0 million, comprised of the write-off of $16.3 million of unaccreted discount and $0.7 million in capitalized loan fees related to the class A preferred membership units.

  Other Expense

        Other expenses increased $0.8 million to $0.9 million in 2004, from $0.04 million in 2003. Other expenses increased in 2004 primarily due to professional fees related to an uncompleted transaction.

  Income Tax Provision

        As a limited liability company, our members paid all federal income taxes due related to our earnings. Income tax expense is only recorded for our incorporated subsidiaries. Income taxes decreased $0.3 million to $0.1 million in 2004, from $0.4 million in 2003.

  Net Income (Loss)

        As a result of the foregoing, we reported a net loss of $18.8 million in 2004, compared to net income of $6.9 million in 2003.

  Dividends and Accretion on Class A Preferred Membership Units

        Effective July 6, 2003, we adopted SFAS No. 150. Prior to the adoption of SFAS No. 150, we recorded dividends and accretion on our class A preferred membership units as a direct reduction of retained earnings, that was presented below net income as a deduction in determining net income available to common members. Subsequent to the adoption of SFAS No. 150 on July 6, 2003, dividends and accretions are charged to interest expense.

  Net Income (Loss) Attributable to Common Members

        We reported a net loss attributable to common members of $18.8 million in 2004, compared to net income of $3.7 million in 2003.

  EBITDA

        EBITDA was $9.2 million in 2004, compared to $32.7 million in 2003. EBITDA decreased primarily due to the charges related to our debt refinancing in 2004, which included losses of $11.2 million and $17.0 million on the early extinguishment of debt and redemption of class A preferred membership units, respectively, and an increase in put warrants expense in 2004 of $0.4 million, compared to 2003.

  Adjusted EBITDA

        Adjusted EBITDA, which excludes the charges related to our debt refinancing included in EBITDA, increased $5.1 million to $40.2 million in 2004, compared to $35.1 million in 2003. Adjusted EBITDA increased primarily due to our higher sales levels in 2004.

  Year Ended December 31, 2003 Compared to the Period from March 26, 2002 through December 31, 2002

  Net Sales

        Our net sales increased to $456.2 million for the year ended December 31, 2003, compared to $338.9 million for the period from March 26, 2002 through December 31, 2002. The increase in net sales was primarily due to 2002 containing only nine months of operations compared to twelve months in 2003.

  Gross Profit

        Gross profit increased to $120.7 million, or 26.5% of net sales, for the year ended December 31, 2003, from $80.3 million, or 23.7% of net sales, for the period from March 26, 2002 through December 31, 2002. Our gross margin improved due to the reduction in costs from the integration of the Berkline and BenchCraft businesses.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased to $92.7 million, or 20.3% of net sales, for the year ended December 31, 2003, from $65.2 million, or 19.2% of net sales, for the period from March 26, 2002 through December 31, 2002. Increased selling, general and administrative expenses as a percentage of net sales was primarily attributable to increased bad debt expense related to the potential bankruptcy of a large customer.

        We had two customers under common ownership that accounted for approximately 8% and 9% of our accounts receivable balance as of December 31, 2003. As of December 31, 2003, we recorded a $3.1 million allowance for doubtful collectibility related to the receivables from these two customers.

  Interest Expense

        Interest expense increased to $19.1 million for the year ended December 31, 2003, from $13.0 million for the period from March 26, 2002 through December 31, 2002. Interest expense was primarily due to debt incurred to finance the acquisition of the Berkline and BenchCraft businesses and the adoption of SFAS No. 150 in July 2003, which reclassified dividends on our class A preferred membership units to interest expense. The increase is due to the debt being outstanding over a longer period in 2003 compared to 2002. The following table lists the components of our interest expense:

	Period From March 26, 2002 Through December 31, 2002	Year Ended December 31, 2003
	(dollars in thousands)
Interest expense on our revolving credit facility, term loans, real estate facility, senior subordinated notes and junior subordinated notes	$10,880	$13,194
Interest income	(55)	(184)
Non-cash items:
Interest expense on class A preferred membership units	—	3,465
Interest rate hedge agreement	232	103
Amortization of debt discount	415	568
Amortization of loan fees	1,498	1,998

Net interest expense	$12,970	$19,144

  Put Warrants Expense

        We recorded put warrants expense of $1.5 million for the year ended December 31, 2003, compared to $3.5 million for the period from March 26, 2002 through December 31, 2002.

  Income Tax Provision

        As a limited liability company, our members paid all federal income taxes due related to our earnings. Income tax expense is only recorded for our incorporated entities. Income taxes were

$0.4 million for the year ended December 31, 2003, compared to $0.2 million for the period from March 26, 2002 through December 31, 2002.

  Net Income (Loss)

        As a result of the foregoing, we reported net income of $6.9 million for the year ended December 31, 2003, compared to a $1.6 million net loss for the period from March 26, 2002 through December 31, 2002.

  Dividends and Accretion on Class A Preferred Membership Units

        Effective July 6, 2003, we adopted SFAS No. 150. Prior to the adoption of SFAS No. 150, we recorded dividends and accretion of discount related to our class A preferred membership units as a direct reduction of retained earnings, that was presented below net income, as a deduction in determining net income available to common members. Subsequent to the adoption of SFAS No. 150 on July 6, 2003, dividends and accretion are charged to interest expense.

  Net Income (Loss) Attributable to Common Members

        We reported net income attributable to common members of $3.7 million for the year ended December 31, 2003, compared to a net loss of $5.8 million for period from March 26, 2002 through December 31, 2002.

  EBITDA

        EBITDA was $32.7 million for the year ended December 31, 2003, compared to $16.1 million for the period from March 26, 2002 through December 31, 2002. EBITDA increased primarily due to the longer period in 2003.

  Adjusted EBITDA

        Adjusted EBITDA, which excludes the non-cash put warrants expenses included in EBITDA and the management fee payable to CHS Management IV LP, increased to $35.1 million in 2003, compared to $20.3 million for the period from March 26, 2002 through December 31, 2002.

Quarterly Results

        The following table sets forth selected unaudited consolidated quarterly statement of operations data for each of the four quarters in 2004. We have a calendar year-end; however, our first three fiscal quarters follow a 13-week convention, with the first quarter ending on the first Saturday on or after March 30th. In management's opinion, this unaudited information has been prepared on substantially the same basis as our consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly statement of operations data should be read together with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

	Quarter Ended
	April 3, 2004	July 3, 2004	October 2, 2004	Dec. 31, 2004
	(unaudited) (dollars in thousands)
Statement of Operations Data:
Net sales	$135,320	$109,221	$125,778	$129,408
Gross profit	37,436	26,606	33,035	34,252
Income from operations	11,066	3,379	8,441	10,271
Net income (loss)	$5,014	$(4,078)	$1,286	$(21,053)

Liquidity and Capital Resources

        Operating Activities.    Cash provided by operating activities was $8.0 million in 2004, compared to $15.7 million in 2003. The decrease in cash provided by operating activities was primarily attributable to increases in accounts receivable, increases in inventories and a reduction in accounts payable.

        Investing Activities.    Cash used in investing activities was $3.4 million in 2004, compared to $4.2 million in 2003. Our capital expenditures during 2004 were primarily for our new showroom in High Point, North Carolina. Other capital expenditure amounts were for plants, equipment and other assets used in the normal course of our business.

        Financing Activities.    Cash used in financing activities was $5.8 million in 2004, compared to $14.8 million in 2003. During 2003 and 2004, we used excess cash flows to repay our indebtedness under our existing credit facilities.

        In November 2004, we refinanced our borrowings under our existing credit facilities by entering into new senior credit facilities in the amount of $185.0 million. The senior credit facilities are comprised of (1) a $135.0 million first lien credit facility, which includes a $25.0 million revolving credit facility and a $110.0 million first lien term loan and (2) a $50.0 million second lien term loan. The proceeds from our senior credit facilities were used to extinguish existing debt and redeem a portion of our class A preferred membership units.

        Borrowings under our revolving credit facility bear interest at either (1) the adjusted Eurodollar rate, as defined, plus a margin of 3.0% per year through December 31, 2005 and thereafter of between 2.25% to 3.0% per year, depending on our total leverage ratio, as defined, or (2) the base rate, as defined, plus an applicable margin for the adjusted Eurodollar rate loans, less 1.0%. The revolving credit facility is also subject to a commitment fee equal to 0.50% of the unused portion. Borrowings under the first lien term loan bear interest at (1) the adjusted Eurodollar rate plus 3.0% per year or (2) the base rate plus 2.0% per year. Borrowings under the second lien credit facility bear interest at either (1) the adjusted Eurodollar rate plus a margin of 8.0% per year or (2) the base rate plus a margin of 7.0% per year.

        Under the terms of our senior credit facilities, we are subject to mandatory principal prepayments, commencing in 2005, from excess cash flow, as defined in the senior credit agreements, proceeds from asset sales or proceeds from an offering of equity or new debt securities. Voluntary prepayments and term loan repurchases are permitted in certain circumstances. Prepayments on the second lien credit facility carry a penalty during the first three years of its term equal to a percentage of the prepayment, as follows: year 1—3.0%; year 2—2.0%; and year 3—1.0%.

        Borrowings under our senior credit facilities are secured by substantially all of our assets. Our senior credit facilities also contain restrictive covenants that, among other things, provide limitations on capital expenditures, restrictions on indebtedness and distributions to our equity holders. Additionally, we are required to meet debt covenants based on certain financial ratio thresholds. We were in compliance with our debt covenants as of December 31, 2004.

        Pursuant to our 2002 revolving credit agreement, we entered into an interest rate swap agreement and an interest rate collar agreement in 2002, with notional amounts of $10.0 million each, whereby we paid a fixed rate of approximately 2.25% and received the one-month LIBOR rate. These agreements terminated in June 2004.

        Pursuant to our 2004 senior credit facility, we entered into an interest rate swap agreement in January 2005 with a notional amount of $64.0 million. Under the terms of the agreement, we pay a fixed rate of 3.72% and receive the one-month LIBOR rate. The notional amount of the agreement will be reduced quarterly by an amount equal to 50% of the scheduled quarterly principal payments on the senior credit facilities. The agreement expires in January 2007.

        As of December 31, 2004, we had issued no letters of credit and had $5.0 million outstanding under our revolving credit facility. See "Description of Certain Debt—Senior Credit Facilities" for more information.

        We expect a positive impact on our liquidity and results of operations going forward upon the completion of our initial public offering due to lower interest expense as net proceeds of approximately $    million from the sale of our common stock will be used to reduce our existing debt obligations. Our overall interest expense may also be reduced as rates applicable to future borrowings on our revolving credit facility may decrease since the margin for loans made under the revolving facility is based on the ratio of our consolidated indebtedness to our consolidated adjusted EBITDA (as defined in our credit facilities). The applicable margin on our revolving facility ranges from 2.25% to 3.0% percent. In addition, the termination of our management agreement with CHS Management IV LP upon the completion of this offering will positively impact our future results of operations and cash flows due to the elimination of management fees. We paid a management fee to CHS Management IV LP of $0.9 million in each of the years ended December 31, 2003 and 2004.

        Our principal sources of funds following this offering are anticipated to be cash flows from operating activities and available borrowings under our senior credit facilities. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for anticipated dividend payments, working capital, capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case. We may need to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us. If we were unable to renew or refinance our credit facilities, our failure to repay all amounts due on the maturity date would cause a default under our senior credit facilities.

        Based on the dividend policy with respect to our common stock which our board of directors intends to adopt upon the closing of this offering, we may not have any significant cash available to meet any large unanticipated liquidity requirements, other than available borrowings, if any, under our revolving credit facility, As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer. However, our board of directors may, in its discretion, amend or repeal this dividend policy to decrease the level of dividends provided for under the policy or discontinue entirely the payment of dividends.

        We are currently prohibited from paying dividends under our existing senior credit facilities. In connection with this offering, we will either amend our existing senior credit facilities or enter into a new credit facility to allow for the payment of dividends in accordance with our new dividend policy.

The consummation of this offering is conditioned on entering into a new credit facility or amending our existing credit senior facilities.

        In addition, we intend to use a portion of the net proceeds we receive from this offering to repay the outstanding $50.0 million of borrowings under the second lien term loan. In connection therewith, we will enter into an amendment to the first lien term loan, effective upon the completion of this offering, that will allow us, among other things, to make an optional prepayment on the second lien term loan from the net proceeds we receive from this offering.

Summary Disclosures about Contractual Obligations and Commercial Commitments

        The following table reflects a summary of our contractual cash obligations and other commercial commitments as of December 31, 2004:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Long-term debt(1)	$165,000	$5,500	$11,000	$11,000	$137,500
Operating lease obligations	26,729	4,377	7,643	5,959	8,750
Class A preferred membership units and detachable put warrants or warrant securities(1)	22,007	—	—	—	22,007

Total	$213,736	$9,877	$18,643	$16,959	$168,257

(1)
While the table reflects contractual maturities, we intend to use a portion of this offering to repay $50.0 million in long term debt and redeem the remaining class A preferred membership units and detachable put warrants or warrant securities.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Market Risk

        Our primary exposure to market risk is interest rate risk associated with our debt instruments. We use both fixed and variable rate debt as sources of financing. In January 2005, we entered into an interest rate swap agreement with a notional amount of $64.0 million to reduce our exposure to fluctuations in interest rates. Under the swap agreement, we pay a fixed rate of 3.732% and we receive a variable rate equal to the one-month LIBOR rate. The difference between the fixed and variable rates is settled monthly and is recognized as an increase or decrease in interest expense. The notional amount of the swap agreement is reduced quarterly by an amount equal to 50% of our scheduled quarterly principal payments on our senior credit facilities. The swap agreement expires in January 2007.

        As of December 31, 2004, we had $165.0 million of total debt outstanding, $115.0 million of which had interest at variable rates approximating 5.3% and $50.0 million of which had interest at variable rates approximating 10.3%. A 1.0% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $1.7 million during the year ended December 31, 2004.

        We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

        Due to the nature of our products, our business is materially sensitive to certain commodities, including plywood, steel, polyurethane foam and polyester fiber and various types of fabrics and leathers. We manage commodity price exposures primarily through the duration and terms of our vendor agreements. A 1.0% change in our raw material prices would have affected our cost of sales for the year ended December 31, 2004 by approximately $0.7 million annually.

        During 2004, the market prices for some of our raw materials increased. Because we utilize first-in, first-out accounting for our inventory, not all of our raw material price increases are reflected in our cost of sales in 2004. These price increases will slightly reduce our gross margins and income from operations in 2005.

        We manage the impact of raw material price increases through our productivity programs and where possible include the higher costs in our product prices. We have negotiated higher prices for our products with our customers, although these price increases were not fully effective in the fourth quarter of 2004. We cannot assure you that we will be successful in offsetting these or future potential raw material price increases.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities and expenses. We review our estimates on an ongoing basis. We base our estimates on our experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are critical to the judgments and estimates used in the preparation of our consolidated financial statements.

  Accounts Receivable

        We sell our products primarily to traditional independent, regional and national furniture retailers located throughout the United States and Canada. Accounts receivable arising from our sales are not collateralized. Our credit risk is affected by conditions or occurrences within the general economy and the retail industry in particular. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. All accounts or portions thereof that are deemed to be uncollectible or to require an excessive collection cost are written off.

        We had two customers under common ownership that collectively accounted for approximately 8% and 9% of our accounts receivable balance as of December 31, 2003 and 2004, respectively. As of December 31, 2003, we recorded a $3.1 million allowance for doubtful accounts related to these two customers due to their doubtful collectibility at that time. These two customers completed a refinancing in 2004, their December 31, 2003 balances were collected and a recovery was recorded in 2004. In November 2004, one of our customers, Rhodes Furniture, filed for Chapter 11 bankruptcy. As of December 31, 2004, we recorded a $2.2 million allowance for doubtful accounts related to the receivables from Rhodes Furniture, which accounted for approximately 7% and 4% of our accounts receivable balance as of December 31, 2003 and 2004, respectively.

        The allowance for doubtful accounts balance was $4.0 million and $3.1 million as of December 31, 2003 and 2004, respectively.

  Inventories

        Inventories represent one of our largest assets and are recorded at the lower of cost or market, with cost determined principally by the first-in, first-out method. We reduce the value of our inventories to the lower of cost or market for excess or obsolete inventories based upon historical usage and assumptions about future recoveries. Throughout the year, we perform periodic cycle counts and write off excess or obsolete inventory as necessary.

  Revenue Recognition

        We apply the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Our sales terms are F.O.B. shipping point; accordingly, we recognized revenue upon product shipment, net of estimated trade discounts and returns. Estimated warranty costs attributable to our standard warranty program are provided for at the time of sale and are calculated using historical experience. To date, such provisions have been within the range of our expectations.

        Included in our revenues are charges to customers for shipping, handling and delivery services. Revenues related to shipping, handling and delivery services charged to customers were $19.5 million, $29.4 million and $33.8 million for the period from March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively. Related shipping and handling costs are included in selling, general and administrative expenses as incurred.

  Goodwill and Other Intangible Assets

        In March 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangible assets with indefinite lives. In accordance with SFAS No. 142, goodwill and other intangible assets are reviewed for impairment at least annually, or earlier if an event or circumstance indicates that the carrying amount of the goodwill or other intangible asset may be impaired. Events or circumstances that could indicate an impairment include a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in business strategy and disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

        SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the goodwill impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of such goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of such goodwill, an impairment loss is recognized in an amount equal to the excess.

        Application of the goodwill impairment test requires judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. Fair value is estimated using the market-multiple method of valuation, which requires significant judgement. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

  Accounting for Equity-Based Compensation

        Pursuant to our executive securities agreements, we issued common units to certain of our executive officers, subject to vesting provisions as set forth in the applicable agreement. We account for these incentive awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and its related interpretations. Under APB 25, compensation expense for fixed incentive awards is measured on a pro rata basis evenly between the date of grant and the vesting date for each vesting increment. Compensation expense for variable incentive awards is determined at each reporting date based on (1) management's assessment of the probability that the incentive awards will vest and (2) the intrinsic value of the incentive award on that date. We record compensation expense for our Tranche I incentive units, which are fixed incentive awards, and our Tranche II incentive units, which are variable incentive awards, according to APB 25. Compensation expense for our Tranche III incentive units will be recognized upon consummation of a change in control of our company if certain performance targets are met.

        We have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS No. 123. Compensation expense for our incentive awards, as calculated under SFAS No. 123, is equivalent to the compensation expense that we recorded for the period from March 26, 2002 through December 31, 2002 and for each of the years ended December 31, 2003 and 2004.

  Put Warrants

        We have warrants outstanding that include a "put" feature, which allows the holder to require a cash settlement equivalent to the difference between fair value of our common units and the exercise price of the warrant. The put feature is available commencing on November 3, 2012 or upon the occurrence of certain events, including a change in control or the date when substantially all of our assets are conveyed to another entity. We account for these put warrant derivatives in accordance with SFAS No. 150.

        We determine the value of the put warrants using an intrinsic value approach based on the market-multiple method of valuation, which requires significant judgement. The value of the put warrant will change with the changes in value of our stock.

        Each dollar increase in the per share fair value of our common units represents an aggregate increase of $1.3 million in the cash settlement of the put warrants liability related to 1.3 million common units.

Recent Accounting Pronouncements

        On July 6, 2003, we adopted SFAS No. 150. SFAS No. 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The scope of this pronouncement includes mandatorily redeemable instruments.

        Since our adoption of SFAS No. 150, our class A preferred membership units of $38.3 million, deferred financing costs of $0.8 million and loans to management members of $0.2 million as of December 31, 2003, have been classified as a long-term liability, noncurrent asset and contra-equity account, respectively, as our class A preferred membership units are redeemable at a fixed and determinable date. In addition, since inception, dividends and accretion on the class A preferred membership units have been charged to interest expense in the consolidated statement of operations. Prior to the adoption of SFAS No. 150, the class A preferred membership units, net of deferred financing costs and loans to management members, were presented between liabilities and members'

equity (deficit) in our consolidated balance sheet, and dividends and accretion on the class A preferred membership units were accounted for as a direct reduction to retained earnings, and were presented in our consolidated statement of operations as a deduction from net income in determining net income attributable to common members.

        In accordance with the provisions of SFAS No. 150, dividends and accretion charged directly to retained earnings prior to July 6, 2003 have not been reclassified to interest expense. The amount charged directly to retained earnings prior to July 6, 2003 totaled $4.2 million and $3.1 million for the period from March 26, 2002 through December 31, 2002 and for the period from January 1, 2003 through June 30, 2003, respectively. The amount charged to interest expense subsequent to July 6, 2003 totaled $3.5 million and $6.8 million during the period from July 1, 2003 through December 31, 2003 and for the year ended December 31, 2004, respectively.

        In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on variable financial interests that indicate control. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. The adoption of FIN 46 and FIN 46 (revised) had no material impact on our results of operations, financial position or cash flows.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, or SFAS No. 151. The statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Unallocated overhead, abnormal freight and handling costs, spoilage, general and administrative expenses (unless clearly related to production), and selling expenses are specifically identified in the statement as costs to be treated as period costs. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will apply the provisions of SFAS No. 151 to inventory costs incurred beginning January 1, 2006. We are currently assessing the provisions of SFAS No. 151 and its impact on the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share—Based Payment, or SFAS No. 123R. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. The effective date of SFAS No. 123R is for interim and annual periods beginning after June 15, 2005. We are currently assessing the provisions of SFAS No. 123R and the impact of SFAS No. 123R on our consolidated financial statements.

        In December 2004, SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, was issued. SFAS No. 153 eliminated the narrow exception for nonmonetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Further, SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial statements.

BUSINESS

Overview

        We are a leading designer, innovator and manufacturer of high-quality, mid-priced residential upholstered furniture in North America. We offer rapid delivery of one of the industry's broadest product selections, marketed through our two principal brands, Berkline and BenchCraft. Berkline is focused exclusively on (1) motion furniture, such as reclining sofas, love seats and sectionals, (2) recliners and (3) home theater seating. BenchCraft is focused primarily on stationary fabric and leather furniture. We sell our products to a broad and diversified distribution network of approximately 6,400 customers, comprised primarily of traditional independent, regional and national furniture retailers. We combine our domestic manufacturing capabilities with a well-established offshore sourcing network to optimize our production costs and manufacturing capacity. For the year ended December 31, 2004, our net sales were $499.7 million, income from operations was $33.2 million and Adjusted EBITDA (as defined below) was $40.2 million, which represented increases of 9.5%, 18.6% and 14.5%, respectively, from the year ended December 31, 2003.

        Our broad product offering is characterized by quality, functionality and value. In addition to our standard product offerings, we offer consumers the ability to select from over 1,000 fabric and leather cover options and more than 700 product designs to create customized furniture that will be shipped in less than 30 days. Our products feature a broad range of functionality enhancements, such as hidden cup holders, massage units and built-in tables. In addition to our upholstered furniture products, we offer a selection of occasional tables and other complementary wood products. In order to stay current with changing consumer tastes, we continuously update and expand our product offerings.

        We are a leading supplier of innovative products and have commercialized several new products in the residential upholstered furniture industry. We focus on speed to the market and, on average, launch new product introductions approximately six to eight weeks after conception. Our innovations include Wallaway, our proprietary space saving mechanism for use in motion furniture, and furniture with removable backs, which provide for ease in moving furniture. We believe we were one of the first companies to commercialize electronic and lift furniture designed to meet the needs of elderly and disabled consumers and to introduce affordable home theater seating for the growing home entertainment market.

        We were formed in 2002 as a Delaware limited liability company by Code Hennessy & Simmons IV LP and certain members of our senior management for the purpose of acquiring substantially all of the assets and liabilities of The Berkline Corporation, which was founded in 1937, and the BenchCraft operating division of Universal Furniture, which was founded in 1976. Both The Berkline Corporation and Universal Furniture were operated by LifeStyle Furnishings International Ltd. We consummated the acquisition of these two businesses on March 26, 2002.

Our Industry

        Based on AHFA and ITA data, we believe the U.S. wholesale residential furniture industry totaled approximately $37.0 billion in 2004, including both domestically produced and imported wood, upholstered, metal and other furniture. Since 1996, the industry has grown at a compounded annual growth rate of 5.4%. Wood and upholstered furniture are the largest categories in the residential furniture industry, accounting for approximately 52% and 38% of total 2004 wholesale shipments, respectively. While wood furniture represents a greater portion of the industry than upholstered furniture, upholstered furniture shipments are growing at a faster rate. According to AHFA and ITA data, since 1996, upholstered furniture shipments have grown at a compounded annual growth rate of 6.8%, compared to 5.5% growth in total wood furniture shipments. Upholstered furniture's relatively higher growth rate is attributable to a greater degree of sensitivity to changes in consumer tastes and preferences compared to that of wood furniture.

        Consumer demand for residential furniture is dependent upon a number of factors, including general economic conditions, consumer confidence, the strength of the housing market, primary and secondary home ownership, unemployment rates and certain demographic trends, such as the aging of the U.S. population and changes in disposable income. As the U.S. population ages, consumers are more likely to own a second home, more likely to spend their disposable income on home furniture and are in the early stages of benefiting from a significant intergenerational asset transfer. According to the U.S. Census Bureau, home ownership has reached an all-time high of approximately 69%, which we believe is a significant driver of consumer demand for furniture.

        According to Furniture Today, the top 100 furniture retailers accounted for approximately 54% of total retail furniture, bedding and accessories sales in 2003. The retail furniture industry is comprised of a variety of distribution channels, including traditional independent, regional and national furniture retailers, department stores, rent-to-own stores, mass merchants, warehouse clubs, consumer electronics, specialty retailers, catalogs and Internet retailers. Traditional independent, regional and national furniture retailers, together with manufacturers' dedicated gallery stores, accounted for 62% of residential upholstered furniture retail sales in 2004, according to data published by Home Furnishings News. Recently, alternative retail furniture channels have gained market share. Specifically, mass merchants and warehouse clubs grew its share of the market to approximately 3% of total residential upholstered furniture sales in 2004, compared to approximately 1% in 2003. The retail furniture industry, like the wholesale furniture industry, is highly fragmented.

        Manufacturers of residential furniture have increased their global sourcing of raw materials, finished component parts and fully assembled furniture products. In 2004, imported finished goods represented approximately 45% of total U.S. wood furniture shipments, compared to approximately 15% of total upholstered furniture shipments. We believe significant long-term growth of imported fully assembled, imported upholstered furniture will be constrained by the high level of consumer demand for custom orders and a broad offering of product styles and cover combinations, which can be delivered quickly. In addition, the relatively large size of fully assembled upholstered furniture limits the total number of pieces that can be packed in a container, resulting in higher freight costs per unit. We believe that the upholstered furniture industry will be impacted primarily by the sourcing of standardized component parts, such as cut-and-sewn fabric and leather covers and wood trim parts, rather than by fully assembled furniture. The cut-and-sew function is the most labor intensive aspect of the upholstered furniture manufacturing process. Importing these kits allows domestic manufacturers to reduce labor costs and operate their facilities more efficiently.

Our Competitive Strengths

        We believe the following strengths differentiate us from our competitors and position us for continued growth:

        Broad Product Offering.    We are the leading supplier of residential upholstered motion furniture, and our product offering represents one of the widest selections of upholstered furniture available in North America. Our upholstered products are available in over 1,000 different fabric and leather selections across over 700 product designs, which allow our customers to appeal to a wide range of consumer demographics, tastes and styles. Additionally, this product breadth provides customers with the option of sourcing all of their upholstered furniture products from a single supplier. To supplement our upholstered furniture products, we also offer a selection of occasional tables and other complementary products, including our Natural Elements product line, which consists of upholstered seating, casual dining and bedroom furniture made from wicker and rattan. Our comprehensive product offering is a key component in growing our sales with existing and new customers.

        Innovative Product Design and Development.    We have a long history of introducing product innovations to the residential upholstered furniture market, including the Wallaway mechanism, which allows motion furniture to be placed within three inches of a wall and be fully reclined. This innovation increased the popularity of recliners among consumers and was a significant factor in the development and broad acceptance of motion furniture in the marketplace. We were also among the first companies to offer furniture with removable backs, which provide for ease in moving furniture. We believe we were one of the first companies to commercialize electronic and lift furniture, including Easy Lift electric motors and auto or power recline, designed to meet the needs of elderly and disabled consumers. Additionally, we were one of the first companies to introduce affordable home theater seating for the growing home entertainment market. Our focus on product innovation enables us to stay current with changing consumer tastes and to introduce new products that have above average revenue growth potential.

        Speed of Product Delivery.    We ship the majority of our products, including custom orders, within 20 days of receipt of an order and the balance generally within 30 days, which differentiates us from most of our competitors. We maintain this competitive advantage through our just-in-time system of manufacturing, inventory management and in-house trucking fleet, which together allow for rapid delivery of our products to customers. Our short product lead times enable us to provide superior customer service by reducing our customers' investments in and carrying costs of inventory.

        Strong Sales and Marketing Programs.    We seek to enhance our customer relationships through a variety of sales and marketing initiatives designed to increase sales and develop customer loyalty. For example, with Comfort Gallery, our "store-within-store" concept, we support our product offerings in dedicated retail formats and encourage consumers to purchase multiple pieces from our product offerings rather than individual pieces from different manufacturers. As of December 31, 2004, we had 344 Comfort Gallery locations, representing approximately 1.2 million square feet of dedicated retail floor space across more than 250 customers. Additionally, we provide certain customers with our focused marketing programs, Alliance Advantage and Berkline Express. Through Alliance Advantage and Berkline Express, we provide participating customers with priority shipping, marketing materials, advertising assistance and fabric and leather swatch samples for display on their retail floor. Participating customers, in turn, agree to display and maintain a minimum sales volume of our products. These programs benefit our customers by enhancing their sales and marketing efforts and inventory management.

        Blended Sourcing Model.    We manufacture most of our products domestically and complement our domestic production with offshore sourcing of selected components, such as cut-and-sewn fabric and leather covers and wood trim parts and certain finished goods, consisting primarily of stationary leather furniture. We believe we were one of the first upholstered furniture manufacturers to establish a dedicated offshore sourcing organization and to source cut-and-sewn fabric and leather covers from China. As of December 31, 2004, we employed 23 people in China who are responsible for supervising all of our Asian component and finished goods production. Our domestic manufacturing capabilities allow us to maintain our quality standards, broad product selection and quick delivery, while our global sourcing capabilities enhance our production costs, product pricing and manufacturing efficiencies.

        Large and Diversified Customer Base.    We have a diversified base of approximately 6,400 customers located throughout the United States and Canada. Traditional independent, regional and national furniture retailers accounted for more than 80% of our net sales for the year ended December 31, 2004. In addition, our customers also include department stores, rent-to-own stores, warehouse clubs and more recently, consumer electronics, mass merchants and specialty retailers. No single customer accounted for over 10% of our net sales for the year ended December 31, 2004.

        New Integrated Showroom.    In October 2004, we opened a new 92,000 square foot wholesale showroom in High Point, North Carolina, home of the industry's two primary furniture trade shows. This showroom allowed us for the first time to display our combined Berkline, BenchCraft and Natural

Elements product offerings in a single showroom. We believe this new venue will increase customer exposure to our entire product offering.

        Dedicated Management Team with Proven Track Record.    Our management team has significant experience with our company and within the residential furniture industry. Our top eleven managers have an average of twelve years of experience with our company and 25 years of experience in the furniture industry. Our current management team has fostered a culture that encourages and rewards continuous improvement in all areas of our business.

Our Growth Strategy

        Our objective is to continue to grow sales and maximize profitability. We will seek to accomplish this objective by executing the following strategies:

        Expanding Our Marketing and Cross-Selling Initiatives.    We intend to expand our focused marketing programs, which offer participating customers significantly enhanced customer service and provide us an attractive alternative to opening our own retail stores. We are also focused on increasing the number of customers that offer all of our brands in their stores. As of December 31, 2004, there was approximately a 25% overlap in our network of customers that purchase both Berkline and BenchCraft products. In an effort to increase the number of customers that purchase more than one of our brands, we recently integrated the sales organizations of all of our product lines. Our integrated sales force now consists of more than 125 sales representatives. In addition, we believe our new wholesale showroom in High Point, North Carolina will further our cross-selling initiatives by increasing customer exposure to all of our products.

        Penetrating Additional Furniture Distribution Channels.    We are expanding our presence in additional distribution channels, such as consumer electronics, mass merchants and specialty retailers, by developing selected products for these customers. For example, the introduction of our home theater seating products provided us access to the consumer electronics retail channel. As the retail furniture industry landscape evolves, we believe that our product innovation supported by our sales and marketing initiatives will grow our presence in these additional distribution channels and provide us with the opportunity to enter into other new channels.

        Enhancing and Expanding Our Product Offerings.    We introduce approximately 250 new products and several hundred new fabric and leather covers each year. These introductions allow us to stay current with changing consumer tastes and to grow our market share. We will continue to expand our current product offering through the introduction of complementary products such as occasional tables, home entertainment centers and our Natural Elements product line. All of our fully assembled complementary products are sourced entirely from Asia through our offshore sourcing organization.

        Adding Functionality to Our Products and Optimizing Our Cost Structure.    We will continue to add functional features to our products, such as those in our home theater seating, which provide us with incremental revenue and profitability. We will also continue to optimize our blended sourcing model in order to benefit from reduced raw material costs and enhanced domestic production efficiencies. Further, we have been successful in executing cost improvement initiatives in our manufacturing and administrative operations and will continue to identify additional productivity initiatives to reduce costs.

Our Product Offerings

        We offer more than 700 product designs under the following two primary brand names:

        Berkline.    Berkline is the leading supplier of motion upholstered furniture. The Berkline product offering is comprised exclusively of (1) motion furniture, such as reclining sofas, love seats and sectionals, (2) recliners and (3) home theater seating. We sell our Berkline products primarily in the mid-price category.

        BenchCraft.    BenchCraft is a well-established brand in the stationary furniture market. The BenchCraft brand is comprised predominantly of stationary fabric and leather upholstered furniture in the mid-price category.

        Our furniture product offerings include the following:

  Motion

        We are the leading manufacturer of motion furniture in the industry. We sell our motion furniture predominantly under the Berkline brand. Our motion furniture product offering includes reclining sofas, love seats and sectional or modular seating groups, as well as sleeper sofas. These products often include functional elements, such as massage units, storage drawers, Hideaway fold down tables, hidden cup holders and auto or power recline. Substantially all of our motion furniture products feature the Wallaway mechanism, which allows furniture to be placed within three inches of a wall and be fully reclined, and our unique gravity-controlled, push button mechanism, which enables consumers to operate our furniture with minimal effort. Our motion furniture is available in contemporary, traditional, transitional and wood trim styles and in a variety of cover types, including chenille, micro-suede, cotton, velvet and leather.

  Recliners

        We are the third largest manufacturer of recliners in the industry. Predominantly sold under the Berkline brand, our recliners are specifically designed for seating comfort in both scaling and style, which allows us to satisfy a wide range of consumer needs. We offer our recliners with functional elements, such as massage units, in-arm storage, rockers and swivels. We also sell electronic and lift furniture that often include Easy Lift electric motors and auto or power recline, targeted primarily to elderly and disabled consumers. Our recliners feature a two or three way reclining mechanism and are available in a variety of fabric and leather covers.

  Stationary

        Our stationary furniture, predominantly sold under the BenchCraft brand, includes sofas, love seats, sectionals, chairs and ottomans. We offer our stationary furniture in a large selection of fabrics and a variety of textures, styles and colors. We also offer our customers fully assembled, imported leather furniture, in a limited variety of colors. Our stationary furniture is available in contemporary, traditional, transitional, wood trim and casual styles.

  Home Theater

        We believe that we are one of the largest suppliers of home theater seating in North America and were one of the first companies to commercialize affordable home theater seating for the growing home entertainment market. We sell our home theater products predominantly under the Berkline brand. Designed for flexibility, our home theater seating consists of modular seats, which allow consumers to configure the furniture in a straight or curved arrangement. Each modular seat is equipped with at least one oversized theater-style arm that includes an optional oversized cup holder. Substantially all of our home theater products feature the Wallaway mechanism, available in manual or power operation. We recently added a new feature to our home theater seating offering, known as the ButtkickerTM system. This silent sub-woofer is built into the seating unit and provides movie viewers an enhanced experience, allowing them not only to hear the movie, but also to feel it. Our innovation and leadership in this product category has resulted in continued sales growth, as dedicated home entertainment rooms have increased in popularity.

  Wood Products

        We complement our core upholstered furniture offering with home entertainment centers and occasional tables, which we offer with functional features such as lift and rotating tops, casters and storage drawers. Our wood products are sold under both the Berkline and BenchCraft brands. These complementary products enable consumers to purchase complete room packages of furniture products, which we believe is an emerging trend in the industry. Our wood products are priced consistently with our upholstered furniture product offerings and are sourced primarily from Asia.

  Natural Elements

        We offer a specialty line of furniture under the Natural Elements brand, which consists of furniture made from wicker, rattan and other natural fibers that are accented with island-inspired fabrics and contemporary designs. The Natural Elements line, which features sofas, chairs, ottomans, loveseats, dining and bedroom furniture and other unique pieces, particularly appeals to consumers seeking to furnish sunrooms, vacation homes or eclectic living areas. Our Natural Elements product offering, sourced entirely from Asia, sells at higher price points than most of our other products.

Sales and Marketing

        We sell our products to approximately 6,400 customers, comprised primarily of traditional independent, regional and national furniture retailers. Together, these traditional furniture retailers accounted for more than 80% of our net sales for the year ended December 31, 2004. We also sell our products to department stores, rent-to-own stores, warehouse clubs and more recently, consumer electronics, mass merchants and specialty retailers. No single customer accounted for more than 10% of our net sales in 2004.

        As of December 31, 2004, approximately 25% of our customers offered both Berkline and BenchCraft products in their stores. In an effort to increase the number of customers that purchase more than one of our brands, we recently integrated the sales organizations of our product lines. Our integrated sales force now consists of more than 125 sales representatives. In October 2004, we opened a new 92,000 square foot wholesale showroom in High Point, North Carolina, home of the semi-annual International Home Furnishings Market trade show. This showroom allowed us, for the first time, to display our combined Berkline, BenchCraft and Natural Elements product offerings in a single showroom in one of the city's premier buildings to further accelerate our cross-selling initiatives. We believe this new venue will increase customer exposure to our entire product offering, thereby increasing the number of customers that purchase more than one of our product lines. In addition, we also display our products in showrooms in San Francisco, California; Tupelo, Mississippi and Toronto, Canada.

        We also offer product catalogs, cooperative advertising and selected promotional programs designed to increase our sales and strengthen our customer relationships. We support these campaigns through multi-media channels, including television, radio, circulars, newspaper, broadsheets, in-store banners and product tags. We also promote our product lines to customers through advertisements in industry publications and support our customers through local market advertising. In addition, our interactive Internet site (www.berkline.com) allows consumers to browse our product lines and identify local retailers.

        We also promote our products utilizing the following sales and marketing programs:

  Comfort Gallery

        Participants in our Comfort Gallery, or "store-within-store" concept, allocate dedicated retail floor space for the display of our multiple product offerings. Our Comfort Gallery locations are arranged with Berkline, BenchCraft and Natural Elements products and display furniture sets or rooms of furniture that can be sold together. This program is designed to encourage consumers to purchase multiple pieces of our furniture rather than individual pieces from different manufacturers. We believe that our Comfort Gallery locations provide participating customers with higher sales per square foot of retail space than furniture stores without a Comfort Gallery. In addition, we believe that customers who convert a portion of their store to a Comfort Gallery experience an approximate 50% increase in total sales of our products.

        Our Comfort Gallery program provides us with an attractive alternative to operating our own retail stores. We are able to benefit from designated floor space at our customers' locations, while not competing directly with them. Furthermore, this program allows us to avoid the significant investments of time, management focus and capital associated with opening our own dedicated retail stores. As of December 31, 2004, we had 344 Comfort Gallery locations, representing approximately 1.2 million square feet of dedicated retail floor space across more than 250 customers.

  Berkline Express

        We market Berkline products to select customers through our Berkline Express marketing program. We provide our Berkline Express participating customers with priority shipping, marketing materials, advertising assistance and fabric and leather swatch samples for display on the retail floor. Our participating customers, in turn, commit to displaying and maintaining a select program of Berkline motion furniture groups, sectionals, recliners and leather furniture. Our customers must also maintain an annual minimum sales volume, keep an open line of credit with us in good standing and offer our complete Berkline custom order fabric and leather swatch program in each store location. The Berkline Express program benefits our customers by enhancing their sales and marketing efforts and inventory management. As of December 31, 2004, 757 customers participated in the program.

  Alliance Advantage

        We also offer a similar marketing program for our BenchCraft products, known as Alliance Advantage. We provide our Alliance Advantage participating customers with priority shipping, marketing materials, catalogs, fabric and leather swatches and other support tools. Our participating customers, in turn, commit to displaying and maintaining a minimum of five BenchCraft stationary and motion furniture groups. In addition, our customers must purchase a minimum annual amount of our products, display and offer our complete BenchCraft swatch and catalog program and advertise BenchCraft products. The customer advantages of Alliance Advantage are similar to those of Berkline Express, in that customers benefit from enhanced sales and marketing resources and inventory management. As of December 31, 2004, 834 customers participated in the program.

Product Development

        Our product development department designs more than 1,000 new products annually, of which approximately 25% are introduced into the marketplace. In addition, the department oversees manufacturing process enhancements and assures quality control. As of December 31, 2004, the department was comprised of 90 associates. Our product development department tests and evaluates our raw materials to ensure that they meet our high standards of quality and utilizes advanced engineering software to develop new products and processes.

Manufacturing and Sourcing

        We manufacture most of our products in the United States and Canada, and complement our domestic production with offshore sourcing of selected components. Our North American manufacturing operations consist of production facilities in seven locations, two primary distribution facilities and an in-house trucking fleet. The majority of our Berkline motion furniture and recliners is manufactured in Tennessee, while the majority of our BenchCraft stationary furniture is manufactured in Mississippi. We have invested in state-of-the art equipment, including computerized fabric cutting and advanced computer numeric control frame cutting capabilities. We also incorporate just-in-time logistics, cellular manufacturing and lean manufacturing concepts to reduce our cycle times. We believe our current operations will enable us to meet our manufacturing requirements in the foreseeable future.

        We complement our domestic manufacturing capabilities with offshore sourcing of certain components, including cut-and-sewn fabric and leather kits, and certain finished goods such as leather stationary furniture, occasional tables and other complementary products. Our blended sourcing model allows us to benefit from lower component costs and optimize quality, manufacturing capacity and delivery speed. BenchCraft International Sourcing, Inc., located in China, is our international sourcing subsidiary and employed 23 people as of December 31, 2004. We continuously evaluate our offshore sourcing strategy and have recently developed relationships with suppliers in several other countries.

Raw Materials

        We use the following raw materials to manufacture our products: plywood, steel, polyurethane foam, polyester fiber and various types of fabrics and leathers. We obtain raw materials from a variety of domestic and international sources. To optimize production, we partner with these suppliers to receive just-in-time delivery of our raw materials. We have ongoing relationships with certain suppliers, and many of our key relationships have exceeded 20 years. We maintain multiple sources of supply for each major raw material item, which contributes to our ability to obtain competitive pricing. No single supplier represented more than 10% of our cost of sales for the year ended December 31, 2004. We do not have any long-term contracts with our suppliers and have not experienced any significant problems in supplying our operations. We believe that our supply sources of raw materials are adequate to meet our present and near future business needs.

Logistics

        We own and operate our own in-house trucking fleet, Blue Mountain Trucking, which consists of 105 tractors (92 of which are leased) and 388 trailers (173 of which are leased). Our in-house trucking fleet allows us to control shipping costs and maintain our quick delivery times. In addition, our trailers advertise our Berkline and BenchCraft products, thereby enhancing recognition of our product brands and associating our superior service with the products. We ship approximately 50% of all BenchCraft products and approximately 30% of all Berkline products to customers via Blue Mountain Trucking. We utilize third party carriers, when cost-effective, to satisfy the balance of our shipping needs.

Competition

        The residential furniture industry is competitive and includes a large number of domestic and foreign manufacturers. The industry is highly fragmented, with more than 600 manufacturers in the United States, of which the top ten participants accounted for just under 28% of total industry sales in 2003. Furniture manufacturers largely compete on the basis of shipping and delivery capabilities, price, style, quality, service and support and product features. Our primary competitors include La-Z-Boy Incorporated, the Lane division of Furniture Brands International, Inc. and Ashley Furniture Industries, Inc., as well as numerous smaller producers.

Facilities

        The following table lists our facilities as of December 31, 2004. We believe that our facilities are well-maintained, in good operating condition and will be adequate to meet our present and near future business needs.

Location	Principal Use	Owned or Leased
Morristown, Tennessee	Product Development, Manufacturing, Distribution,(1) Corporate Office and Outlet Store	Owned
Livingston, Tennessee	Manufacturing	Owned
Lenoir City, Tennessee	Manufacturing	Owned
Ripley, Mississippi	Manufacturing and Distribution	Owned
Baldwin, Mississippi	Manufacturing and Distribution	Owned
Blue Mountain, Mississippi	Manufacturing, Wholesale Showroom and Office	Owned
Tupelo, Mississippi	Wholesale Showroom and Outlet Store	Owned
High Point, North Carolina	Wholesale Showroom	Leased(2)
Ville D'Anjou, Canada	Manufacturing and Distribution	Owned
Quebec, Canada	Distribution	Leased(3)
Toronto, Canada	Wholesale Showroom	Leased(4)

(1)
We lease one of our two distribution centers located in Morristown, Tennessee. The lease expires on May 31, 2005. We intend to renew this lease.

(2)
Lease expires April 30, 2014.

(3)
Lease expires July 6, 2006.

(4)
Lease expires October 31, 2007.

Seasonality

        The results of our operations fluctuate due to seasonality. We generally experience our lowest level of sales during the second quarter. When possible, we design production schedules to maintain uniform manufacturing activity throughout the year.

Backlog

        Our backlog of unshipped orders was approximately $61.8 million as of December 31, 2004 compared to $42.8 million as of December 31, 2003. We ship most of our orders generally within 30 days. We consider our backlog to be an indicator of sales for the upcoming 30-day period, but because of our quick delivery times and cancellation policies, we do not consider backlog to be a reliable indicator of expected long-term business volumes.

Employees

        As of December 31, 2004, we employed 3,763 total employees. We employed 3,293 employees on an hourly basis and 470 employees on a salaried basis. On a departmental basis, we employed 3,450 employees in our manufacturing operations, 205 employees in our sales and marketing department and 108 employees in our administrative department.

        Only 119 of our employees are unionized and our only union is in our Quebec operations, where the employees are governed by the Canadian Union of Communications, Energy and Paper. Our current bargaining agreement with our Quebec employees expires on December 31, 2005.

        We believe that we have good relations with our employees and unions. We have never experienced a labor-related work stoppage of any kind.

Trademarks

        We currently own and market the rights to our three primary brands: Berkline, BenchCraft and Natural Elements. We also utilize additional brands such as MotionWorks®, Carrington Hall™ and Silver Screen Seating™, in addition to many others. Most of our trademarks are registered in the United States and in many foreign countries. Our trademarks are important to us because they are well-recognized and associated with quality and value in the residential furniture industry. We aggressively protect our major trademarks and tradenames.

        We also license the use of our proprietary hardware to licensees in Australia, the United Kingdom and South Africa. We plan to expand existing and new licensing opportunities where appropriate, and we view licensing as an attractive means to increase our top-line in certain international markets.

Environmental Matters

        We are subject to federal, state and local environmental laws, regulations and ordinances, including laws relating to the use, storage, discharge, and disposal of hazardous materials. Some of our operations involve air emissions, wastewater discharges, and solid and hazardous waste management and require environmental permits from governmental authorities. Governmental authorities have the power to enforce compliance with these environmental laws and permits, and noncompliance may subject us to penalties, fines or injunctions. While we endeavor to operate in compliance with environmental laws and our permits, we cannot assure you that we will not be subject to enforcement actions or material fines or penalties in the future. We do not anticipate material capital expenditures for environmental controls in the years ending on December 31, 2005 or 2006. Environmental laws and regulations generally tend to become increasingly stringent over time; accordingly, we cannot assure you that compliance with more stringent environmental requirements or other unforeseen environmental liabilities will not have an adverse effect on our operations.

        We may also be subject to liability for the investigation or cleanup of contamination caused by releases of hazardous materials at our current or former facilities, including contamination caused by historical operations, releases at properties in the vicinity of our facilities, or by third parties unrelated to us. We are currently conducting monitoring of groundwater contamination at our Lenoir City, Tennessee facility under the oversight of the Tennessee Department of Environment and Conservation, or TDEC. Over the next two years, we intend to implement a groundwater treatment program to accelerate the degradation of groundwater contaminants. This treatment program is subject to approval by TDEC. We estimate the cost of implementing this treatment program to be approximately $75,000 over a two-year period. Should more aggressive remediation be required, our costs could increase, and the costs could be material. There may be other, yet undiscovered contamination conditions at our facilities. If such conditions exist, the liabilities associated with them could adversely affect us.

        We generate wastes that are transported to various offsite locations for treatment or disposal. Should a release of hazardous substances occur at one of these offsite locations, we could be liable under environmental laws for cleanup costs and natural resource damages. These laws could subject us to joint and several liability, even if we are not at fault for the releases. We have been identified as a potentially responsible party for three offsite waste disposal sites that are under investigation by the State of Tennessee. We do not believe that we will incur material liabilities associated with these sites because we did not dispose of hazardous waste at these locations and it appears that no substantive remedial actions will be taken at the sites. In 2004, we received a letter asserting that we were liable for the cleanup of contamination associated with a defunt electroplating operation with which we conducted business. We concluded that there was no basis for any such liability and provided an appropriate response that apparently concluded the matter. However, we cannot assure you that we will not be compelled in the future to pay costs or become subject to liability for cleanup at offsite locations.

Other Legal Proceedings

        In May 2001, we were named party to a lawsuit, Scott Logsdon et al, involving a rented sofa and loveseat manufactured by The Berkline Corporation, our predecessor, which, at the time of the alleged incident, was owned by Lifestyle Furnishings International Ltd. The case arose from an apartment fire in May 2000 in Louisville, Kentucky in which four people died. It is believed that the fire was started by a child playing with a cigarette lighter. The plaintiffs have named as defendants in this lawsuit the landlord of the apartment building, the cigarette lighter manufacturer, the market that sold the cigarette lighter, the rental company that rented the furniture and The Berkline Corporation. The furniture was manufactured by The Berkline Corporation to meet California T117 flammability standards, which standards are not required in Kentucky. The trial is tentatively set for September 2005. Plaintiffs are alleging $75 million in damages and liability, if any, would be apportioned among the defendants. The liability attached to this case, if any, has been assumed by Lifestyle Furnishings International Ltd. as part of our acquisition of the assets of The Berkline Corporation in March 2002.

        In September 2004, we were named a defendant in a lawsuit, Gunthry and Wampler et al, filed in Greeneville, Tennessee. The suit arose from a house fire that occurred in September 2003 in which two children died. The plaintiffs allege that our furniture may have been related to cause of the fire; however, the cause of the fire has yet to be determined. The piece of furniture in question was manufactured to meet the requirements of California T117 even though such flammability standard is not required in Tennessee. The plaintiffs are claiming damages of approximately $46 million. We intend to defend this matter vigorously.

        Because of the inherent uncertainties related to these types of lawsuits, however, we are unable to predict the ultimate outcome of these lawsuits, or the likelihood or amount of their respective potential liabilities, if any. We maintain insurance against product liability claims, but there can be no assurance that such coverage will be adequate for liabilities actually incurred.

        In addition, from time to time, we are subject to various product liability legal actions and other claims arising in the ordinary operation of our business. In the opinion of management, there are no other actions, suits or proceedings, threatened or pending, which will have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning the persons who will be our directors and executive officers as of the completion of this offering. Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who will serve as a director or executive officer upon consummation of this offering follows.

Name	Age	Position
C. William Wittenberg, Jr.	48	President and Chief Executive Officer, Director
Larry R. Musick	59	Executive Vice President, Operations
Dalthard M. Eckard	62	Executive Vice President, Sales & Marketing
Phillip J. Pacey	40	Chief Financial Officer, Senior Vice President, Finance
Steven R. Brown	36	Director
Peter M. Gotsch	41	Director
Douglas J. Knoch	35	Director
Robert L. Moran	50	Director

        C. William Wittenberg, Jr. joined Berkline in 1993 as Vice President Regional Sales, later becoming Senior Vice President of Sales. In 1997, he became President and Chief Executive Officer. In 2001, he was named a Group Vice President for LifeStyle, with responsibility for the companies comprising LifeStyle's Casual Upholstery Group. Mr. Wittenberg has over 25 years of industry experience including prior executive positions at Broyhill, Kincaid and StratoLounger.

        Larry R. Musick joined Berkline in 1967 as Purchasing Expeditor and subsequently became a management trainee. Mr. Musick assumed the responsibilities of Employment Manager in 1968, and his duties expanded to Personnel Manager in 1970, a position he held until 1978. From 1978 to 1985, Mr. Musick was Director of Industrial Relations. He was promoted to Vice President of Administration and Human Resources in 1985 and then to Senior Vice President and Chief Financial Officer from 1991 through February 2005. In March 2002, Mr. Musick became Executive Vice President, Operations.

        Dalthard M. Eckard joined Berkline in 1995 as Senior Vice President of Marketing and subsequently assumed responsibility for sales in 1997. In March 2002, Mr. Eckard became Executive Vice President Sales & Marketing. Prior to joining Berkline, Mr. Eckard spent 15 years with Action Industries, a direct competitor of Berkline, as Senior Vice President of Marketing. Mr. Eckard also spent eight years with Burris Industries.

        Phillip J. Pacey joined Berkline/BenchCraft in 2005 as Senior Vice President, Finance and was named Chief Financial Officer in February 2005. Mr. Pacey previously served as Vice President and Chief Financial Officer of Falcon Products, Inc. from May 2004 to August 2004. Falcon Products, Inc. filed for bankruptcy protection in January 2005. Prior to joining Falcon Products, Mr. Pacey served as Senior Vice President and Chief Financial Officer of O'Sullivan Holdings and O'Sullivan Industries, Inc. from 2000 to 2004 and held other key financial roles at O'Sullivan since 1995.

        Steven R. Brown has served as a director since 2003. Mr. Brown has been a member of Code Hennessy & Simmons LLC since 2003 and employed by its affiliates since 1994. Prior to joining Code, Hennessy & Simmons, LLC, Mr. Brown was employed at Heller Financial.

        Peter M. Gotsch has served as a director since 2002. Mr. Gotsch has been a member of Code Hennessy & Simmons LLC since 1997 and employed by its affiliates since 1989. He presently serves as the Chairman of the Board of The Hillman Companies, Inc. and as a director of Beacon Roofing Supply, Inc.

        Douglas J. Knoch has served as a director since 2002. Mr. Knoch has been employed by Code Hennessy & Simmons LLC since 2000. Prior to joining Code Hennessy & Simmons LLC, Mr. Knoch was employed in the corporate finance division of Mesirow Financial.

        Robert L. Moran has served as a director since 2002. Mr. Moran currently serves as Chairman and Chief Executive Officer of Rinker Boats and Chief Executive Officer of Eurodesign Cabinets since May 2003. Prior to joining Eurodesign Cabinets, Mr. Moran served as Chairman and Chief Executive Officer of Zimmerman Sign, commencing in October 2000. From October 1995 to August 2000, Mr. Moran served in various capacities at Omega Cabinets, the last of which was President and Chief Executive Officer.

Other Key Management

        Set forth below is information concerning key members of our management as of the completion of this offering. A brief biography of each such person follows.

Name	Age	Position
Wayne Burnett	47	Senior Vice President, Manufacturing & Industrial Engineering
Dennis Carper	52	Senior Vice President, Human Resources
William Harding	48	Senior Vice President, Corporate National Accounts
David Hood	54	Senior Vice President, Operations Services
Lamont Hope	54	Senior Vice President, Corporate Procurement
David Popkin	52	Senior Vice President International Division & Corporate Counsel
Larry Smith	49	Senior Vice President, Corporate Marketing & Merchandising
Dennis Valkanoff	53	Senior Vice President, Corporate Sales

        Wayne Burnett joined Berkline in 1977 at the Livingston facility. He has held positions of increasing manufacturing responsibility and in November 2002 was named Vice-President, Manufacturing for Berkline. In November 2003, he was named Senior Vice President, Manufacturing & Industrial Engineering for Berkline and BenchCraft operations.

        Dennis Carper joined Berkline in 2004 as Senior Vice President, Human Resources. Prior to joining Berkline, Mr. Carper was Vice President of Human Resources for Moll Industries Inc., since 1998.

        William Harding joined BenchCraft in 1996 as Vice President Merchandising. Mr. Harding has held increasing levels of responsibility and in November 2003 was named Senior Vice President, Corporate National Accounts for Berkline/BenchCraft. Prior to joining BenchCraft, Mr. Harding was with Action/Lane where he was Merchandise Manager for recliners.

        David Hood joined Berkline in 1990 as Director of Production Planning and Scheduling with increasing levels of responsibility since then. Most recently Mr. Hood was named Senior Vice President, Operations Services. Mr. Hood joined Berkline from Universal Furniture Industries where he served as Director Management Information Systems and Product Planning.

        Lamont Hope joined Berkline/BenchCraft in December 2003 as Senior Vice President, Corporate Procurement and he is responsible for domestic purchasing activities and offshore sourcing. Most recently, Mr. Hope was president of La-Z-Boy Global Limited, an offshore sourcing arm for La-Z-Boy. Prior to that, he served as Senior Vice President of Operations and then as president of Lea Industries. Mr. Hope has also held key positions with Universal Furniture, including General Manager, Vice President of Operations, Vice President of Distribution and Logistics, Vice President of Finance and Controller.

        David Popkin joined Berkline in 1983 as a product line manager. Mr. Popkin was named Vice President Export Sales & Legal Services in 1996 and was promoted to Senior Vice President Export

Sales & Legal Services in 2001. From 2003 to 2004, Mr. Popkin was Corporate Counsel Vice President Customer Service. Mr. Popkin currently serves as Senior Vice President International Division & Corporate Counsel.

        Larry Smith joined Berkline in 1989 as Director of Merchandising, Reclining Chairs and Leather. In 1990, he was promoted to Director of Merchandising, and in 1992, he was promoted to Merchandising Vice President. He was named Vice President Marketing in 1994 and Senior Vice President, Corporate Marketing in May 2002. In January 2003, Mr. Smith assumed his duties of Senior Vice President, Corporate Marketing and Merchandising. Mr. Smith's previous experience includes 12 years with other furniture and textile companies including Catnapper, Kroehler Furniture and Milliken.

        Dennis Valkanoff joined Berkline/BenchCraft in July 2003 as Senior Vice President, Corporate Sales. Prior to joining our company, he was most recently with England, Inc., a La-Z-Boy company, as Senior Vice President of Sales and Marketing. Mr. Valkanoff is licensed to practice law in Michigan, Tennessee and Wisconsin.

Family Relationships

        There are no family relationships between any of our executive officers and directors. Our executive officers are elected by and serve at the discretion of the board of directors.

Board of Directors

        Our certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution of the board. Upon the completion of this offering, our board of directors will consist of five members, one of whom will be "independent" under the rules of The Nasdaq National Market. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal.

        The rules of The Nasdaq National Market require that a majority of our board of directors qualify as "independent" no later than the first anniversary of the completion of the offering. We intend to comply with these requirements and expect to add a total of three additional "independent" directors by the first anniversary of the completion of this offering, in the event one of our directors who is affiliated with Code Hennessy & Simmons LLC resigns from the board.

  Audit Committee

        Upon completion of this offering, we will have an audit committee and, as required by SEC and Nasdaq rules, we intend for the audit committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The audit committee will be responsible for:

  •
  the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report;

  •
  reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence;

  •
  approving, in advance, all audit and non-audit services to be performed by the independent auditors;

  •
  overseeing our accounting and financial reporting processes and the audits of our financial statements;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  engaging independent counsel and other advisers as the audit committee deems necessary;

  •
  determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses;

  •
  reviewing and assessing the adequacy of a formal written charter on an annual basis; and

  •
  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our audit committee, which will be posted on our website.

  Nominating and Corporate Governance Committee

        Upon completion of this offering, we will have a nominating and corporate governance committee and, as required by Nasdaq rules, we intend for the nominating and corporate governance committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The nominating and corporate governance committee will be responsible for:

  •
  selecting, or recommending to our board of directors for selection, nominees for election to our board of directors;

  •
  making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

  •
  monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

  •
  such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will specifically address the nominations process and will be posted on our website.

  Compensation Committee

        Upon completion of this offering, we will have a compensation committee and, as required by Nasdaq rules, we intend for the compensation committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The compensation committee will be responsible for:

  •
  determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers;

  •
  reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

  •
  administering our stock plans and other incentive compensation plans; and

  •
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Executive Compensation

        The following table presents information regarding compensation paid by us relating to the year ended December 31, 2004, to our President and Chief Executive Officer and other executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2004. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation		Long Term Compensation
Name and Principal Position	Salary($)	Bonus($)	Securities Underlying Options	All Other Compensation(1) ($)
C. William Wittenberg, Jr.(2) President and Chief Executive Officer	375,000	187,500	—	17,398
Larry R. Musick(3) Executive Vice President, Operations	300,000	150,000	—	15,543
Dalthard M. Eckard(4) Executive Vice President, Sales & Marketing	300,000	150,000	—	15,543

(1)
Includes payments made by us to our named executive officers for costs incurred by such executive for medical, long-term disability, life insurance and similar benefits as a result of each of the named executive officers being treated as our partner, rather than an employee, for income tax purposes.

(2)
Mr. Wittenberg holds an aggregate of 768,718 Tranche I, II and III incentive units that were valued at $5,035,103 as of December 31, 2004.

(3)
Mr. Musick holds an aggregate of 768,718 Tranche I, II and III incentive units that were valued at $5,035,103 as of December 31, 2004.

(4)
Mr. Eckard holds an aggregate of 768,715 Tranche I, II and III incentive units that were valued at $5,035,083 as of December 31, 2004.

Benefit Plans

  2005 Equity Incentive Plan

        Our board of directors plans to adopt and submit to our stockholders for approval our 2005 equity incentive plan, or the 2005 equity incentive plan, which will be effective immediately prior to this offering. The 2005 equity incentive plan is designed to enable us to attract, retain and motivate our directors, executive officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

        Administration.    The 2005 equity incentive plan will be administered by the compensation committee of our board of directors. Our board of directors may, however, at any time resolve to administer the 2005 equity incentive plan. Subject to the specific provisions of the 2005 equity incentive plan, the compensation committee is authorized to select persons to participate in the 2005 equity incentive plan, determine the form and substance of grants made under the 2005 equity incentive plan to each participant, and otherwise make all determinations for the administration of the 2005 equity incentive plan.

        Participation.    Individuals who will be eligible to participate in the 2005 equity incentive plan will be directors (including non-employee directors), executive officers (including non-employee officers)

and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

        Type of Awards.    The 2005 equity incentive plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

        Available Shares.    An aggregate of                        shares of our common stock will be reserved for issuance under the 2005 equity incentive plan, subject to certain adjustments reflecting changes in our capitalization. If any grant under the 2005 equity incentive plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares of common stock, or is tendered or withheld as to any shares of common stock in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the 2005 equity incentive plan unless, in the case of options granted under the 2005 equity incentive plan, related SARs are exercised. The 2005 equity incentive plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of    % of the total number of shares of common stock authorized for issuance under the 2005 equity incentive plan.

        Option Grants.    Options granted under the 2005 equity incentive plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share of common stock for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of capital stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

        Terms of Options.    The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the 2005 equity incentive plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares of common stock represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares of common stock covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

        Amendment of Options and Amendment/Termination of Plan.    The board of directors or the compensation committee generally will have the power and authority to amend or terminate the 2005 equity incentive plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or SARS or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board of directors or the compensation committee, the 2005 equity incentive plan will terminate on the tenth anniversary of its adoption. No termination of the 2005 equity incentive plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives therefore granted under the 2005 equity incentive plan.

  2005 Employee Stock Purchase Plan

        Our board of directors plans to adopt and submit to our stockholders for approval our 2005 Employee Stock Purchase Plan, or the employee stock purchase plan. The purpose of the employee stock purchase plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us.

        Administration.    The employee stock purchase plan will be administered by the compensation committee of our board of directors. The employee stock purchase plan vests the compensation committee with the authority to interpret the employee stock purchase plan, to prescribe, amend, and rescind rules and regulations relating to the employee stock purchase plan, and to make all other determinations necessary or advisable for the administration of the employee stock purchase plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the employee stock purchase plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Exchange Act and Section 423 of the Internal Revenue Code.

        Eligibility and Participation.    As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the employee stock purchase plan. Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly scheduled basis to work more than 20 hours per week for more than five months per calendar year.

        Options to Purchase/Purchase of Shares.    Each participant will be granted an option to purchase shares of our common stock at the beginning of each        -month "offering period" under the employee stock purchase plan, on each "exercise date," during the offering period. Exercise dates generally will occur on each                         and                         . Participants will purchase the shares of our common stock through after-tax payroll deductions, not to exceed            % of the participant's total base salary. No participant may purchase more than            shares of common stock on any one exercise date, or more than $            of common stock in any one calendar year. The purchase price for each share will generally be the lower of the fair market value of a share of common stock on the first day of the offering period, or the fair market value on the exercise date. If the fair market value on any exercise date during an offering period is lower than it was on the first day of the offering period, that offering period will automatically terminate and a new      -month offering period will commence on the next                        or                         , as applicable. If a participant's employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

        Share Reserve.                shares of our common stock will be reserved for issuance over the term of the employee stock purchase plan. That amount will be increased each year by the lowest of            shares,            % of all shares outstanding at the end of the previous year, or a lower amount determined by our board of directors. If any option to purchase reserved shares of common stock is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the employee stock purchase plan. The number of shares available under the employee stock purchase plan also will be subject to periodic adjustment for changes in the outstanding common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding common stock.

        Amendment and Termination.    Our board of directors or the compensation committee generally will have the power and authority to amend the employee stock purchase plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Exchange Act, Section 423 of the Internal Revenue Code or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, except as otherwise specified in the employee stock purchase plan, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The employee stock purchase plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the employee stock purchase plan, or an earlier time that our board may determine.

  2003 Incentive Plan

        The 2003 Incentive Plan, or the 2003 incentive plan, was adopted by the sole member of Berkline/BenchCraft on April 11, 2003. The 2003 incentive plan was designed to enable Berkline/BenchCraft and its subsidiaries to attract, retain and motivate certain executives and other key employees.

        Administration.    The 2003 incentive plan is administered by Berkline/BenchCraft. Subject to the specific provisions of the 2003 incentive plan, Berkline/BenchCraft has the sole authority to select certain executives and key employees to participate in the 2003 incentive plan, grant incentive amounts to participants of the 2003 incentive plan, interpret the 2003 incentive plan and otherwise make all necessary determinations for the administration of the 2003 incentive plan.

        Participation.    Individuals who are eligible to participate in the 2003 incentive plan are executive officers and key employees of Berkline/BenchCraft or its subsidiaries.

        Incentive Awards.    The 2003 incentive plan provides for the issuance of certain incentive amounts to plan participants. Each incentive amount grants its holder the right, to the extent vested and subject to other terms and conditions, to receive either a Tier I or Tier II incentive amount. Both Tier I and Tier II incentive amounts are equal to a distribution with respect to our common units, based on a deemed holding by the plan of the number of common units identified in each participant's incentive award agreement. "Common units" refers to our voting common units and the common stock into which the common units will be converted based upon this offering, or any recapitalization, reorganization or change in our capital structure. A participant's incentive amount becomes vested based upon achievement by Berkline/BenchCraft and its subsidiaries of certain financial targets.

        Upon effectiveness of the 2005 equity incentive plan, no further grants will be made under the 2003 incentive plan.

        Amendment and Termination.    Berkline/BenchCraft may suspend, terminate or amend the 2003 incentive plan at any time.

Deferred Compensation Plan

        The Executive Nonqualified Excess Plan, or the deferred compensation plan, was adopted by the board of directors of Berkline/BenchCraft, LLC on October 1, 2003. The deferred compensation plan was designed by Berkline/BenchCraft, LLC to encourage selected key managerial and highly compensated employees and independent contractors to maintain their relationship with Berkline/BenchCraft, LLC and its subsidiaries by providing deferred compensation benefits for them and for their survivors.

        Adminitration and Participation.    The deferred compensation plan is administered by a committee of the board of directors of Berkline/BenchCraft, LLC. The committee has sole discretion and authority to designate employees and independent contractors eligible to participate in the deferred compensation plan and to make contributions to a selected deferred compensation account.

        Deferred Compensation Election, Vesting and Payment.    Participants in the deferred compensation plan may elect to defer up to 100% of their annual base salary and annual bonus received as an employee or independent contractor of Berkline/BenchCraft, LLC or its subsidiaries. All deferred amounts will be deemed invested in one or more investment funds selected by the participant and the participant's account will be credited with the investment return or loss of the selected investment funds. Participants are fully vested in any compensation amounts, and all income, gains and losses attributable to such amounts, that they elect to defer. Participants will become fully vested in any discretionary employer contributions to their account, and all income, gains and losses attributable to such contributions, upon their death or upon reaching age 65. Payment of deferred compensation will be made upon the occurrence of a qualifying distribution event, at the election of the participant, through either (1) a lump sum in cash as soon as practicable following the date of such qualifying distribution event or (2) approximately equal annual installments over a term not to exceed 10 years. However, if the payable accrued benefit does not exceed $5,000, payment will be made in a lump sum in cash regardless of the payment option elected by the participant. Earlier payment is available (1) if the employee elects in the initial deferral agreement to withdraw a specified amount at a specified date, (2) in the event of an unforeseeable emergency to the extent necessary to satisfy such emergency, (3) for educational purposes, or (4) if the participating employee is willing to incur a 10% penalty, for any other reason.

        Amendment and Termination.    Berkline/BenchCraft, LLC may amend or terminate the deferred compensation plan at any time. If the deferred compensation plan terminates, each participant will become fully vested in his or her deferred compensation account and such amounts will be immediately distributed in a single lump sum payment.

Employment Agreements

        We are party to three employment agreements with key executives. On March 26, 2002, we entered into employment agreements, as amended, with the following members of our management team: C. William Wittenberg, Jr., Larry R. Musick and Dalthard M. Eckard. Under their respective employment agreements each of Messrs. Wittenberg, Musick and Eckard will serve in the following positions and receive the following annual current base salary, subject to increase by the board of directors:

Name	Position	Salary
C. William Wittenberg, Jr.	President and Chief Executive Officer	$410,000
Larry R. Musick	Executive Vice President, Operations	328,000
Dalthard M. Eckard	Executive Vice President, Sales & Marketing	328,000

        In addition to the above compensation, each executive is eligible to receive an annual bonus of up to 50% of his initial base salary, as determined by our board of directors. Each executive is also entitled to receive customary employee benefits, as approved by our board of directors and made available to our other salaried employees.

        Each of the employment agreements provides that an executive will serve in his respective position through the fifth anniversary of the date of the agreement, unless renewed by the mutual agreement of the executive and us; provided, however, that each executive's employment period will automatically terminate upon such executive's (1) resignation, whether with or without good reason, (2) disability or death, (3) termination with cause or (4) termination without cause. If his employment is terminated by us without cause or by the executive for good reason, then during the eighteen month period following the termination, we will be obligated to pay the executive, among other things, (1) an aggregate amount in equal monthly installments equal to 1.5 times the executive's annual base salary, (2) his base salary through the termination date, (3) any accrued but unused vacation pay, (4) any earned, but unpaid bonus and (5) any unreimbursed expenses if the executive executes a general release in good faith. If an executive's employment is terminated by us for cause or if he resigns without good reason, dies or becomes disabled, he will be entitled to receive his base salary through the date of termination, plus any accrued but unused vacation pay and any unreimbursed expenses.

        In addition, under the employment agreements, each executive has agreed not to disclose any of our confidential information, which he becomes aware of during his employment with us without the prior written consent of the board of directors. Also, during the eighteen month period following the executive's termination of employment, he agrees not to engage in any manner in any business that competes with us or with respect to which we conducted discussions relating to the acquisition of such business. Furthermore, during the non-compete period, each executive agrees not to solicit our employees or customers, hire our key employees, interfere with relationships between us and our customers, suppliers, licensees or any of our other business relations, or acquire or attempt to acquire any business that competes with or with which we conducted discussions relating to the acquisition of the business in the 18 months preceding such executive's termination.

        The senior management agreement also contains customary representations, warranties and covenants.

Executive Securities Agreements

        On March 26, 2002, we entered into executive securities agreements with the following members of our management team: C. William Wittenberg, Jr., Larry R. Musick and Dalthard M. Eckard. We sold to each of Messrs. Wittenberg, Musick and Eckard the following executive securities:

Name	Junior Subordinated PIK Debt	Class A Preferred Membership Units	Common Units
C. William Wittenberg, Jr.	$27,467	144	783,668
Larry R. Musick	$27,467	144	783,668
Dalthard M. Eckard	$27,466	144	783,665

        Each of the executives paid for their shares, in part, by issuing a promissory note, payable to us. These notes had a maturity date of December 31, 2011, with interest accruing at 8% per annum. Each of the promissory notes was repaid in full prior to the filing of this registration statement of which this prospectus forms a part.

        The executives' common units are split into three tranches, each with different vesting restrictions. Tranche I common units vest 20% annually over a period of five years from the date of purchase. Up to 20% of the Tranche II common units vest annually, subject to our achievement of certain financial thresholds and all Tranche II common units vest upon achievement of certain thresholds upon a sale of our company. Notwithstanding the achievement of the financial thresholds, all Tranche II common units which have not vested will vest 90 days after our audited financial statements are issued for the year ending on December 31, 2009. Tranche III common units will vest upon achievement of certain thresholds upon a sale of our company and all Tranche III common units that have not vested will vest 90 days after our audited financial statements are issued for the year ending on December 31, 2009. In addition, if an executive's employment with us terminates due to death or disability, each of the Tranche I, II and III common units will continue to vest through the end of the year in which termination occurs. If an executive's employment terminates without cause or due to good reason and we consummate the sale of our company within 180 days after the executive's termination date, the executive is entitled to a payment in an amount equal to what he would have been entitled to had he held the common units and remained employed with us through the date of the sale of our company, assuming a sale occurs within six months of the date of such termination.

        In the event an executive's employment with us is terminated, we and certain of our investors maintain the right to repurchase all of the executive securities, depending on the grounds for such termination, at either (1) in the case of the class A preferred membership units, the lesser of the unreturned capital plus the unpaid yield or the current fair market value, and (2) in the case of the common units, no consideration. These repurchase options terminate upon the consummation of this offering.

        In connection with the conversion of our company from a limited liability company to a corporation, each executive will exchange his common units and class A preferred membership units for shares of our participating preferred stock and common stock.

Director Compensation

        Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee of any other company.

Director and Officer Indemnification and Limitation on Liability

        Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Berkline/BenchCraft, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Berkline/BenchCraft or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our equity securities: (1) immediately prior to the consummation of this offering and after the corporate reorganization; and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

  •
  each person that is a beneficial owner of more than 5% of our outstanding equity securities;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and named executive officers as a group; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                        shares of our equity securities outstanding as of the date of this prospectus, and            shares of equity securities outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Berkline/BenchCraft Holdings, Inc., One Berkline Drive, Morristown, Tennessee 37813.

        We have been advised by each selling stockholder that he, she or it is not a broker/dealer or affiliate of a broker/dealer.

Number of Shares Owned Prior to this Offering
					Number of Shares Offered		Number of Shares Owned After This Offering**
	Common		Preferred
Name and Address of Beneficial Owner
	Number	%	Number	%	Number	%	Number	%
Directors, named executive officers and stockholders owning more than 5%:
Code Hennessy & Simmons Funds(1)
C. William Wittenberg, Jr.
Larry R. Musick
Dalthard M. Eckard
Steven R. Brown(2)
Peter M. Gotsch(3)
Douglas J. Knoch
Robert L. Moran
PNC Funds(4)
All directors and named executive officers as a group ( persons)
Other selling stockholders:
Ares Capital Corporation
BB&T Capital Partners, LLC
Paige Walsh
Randolph Street Partners IV

*
Less than 1%
**
Assumes underwriters have not exercised their option to purchase additional shares and that all outstanding shares of participating preferred stock have been redeemed.

(1)
Amounts shown to reflect the aggregate interests held by Code Hennessy & Simmons IV LP and CHS Associates IV. Code Hennessy & Simmons LLC is the general partner of CHS Management IV LP, which in turn is the general partner of Code Hennessy & Simmons IV LP. Code Hennessy & Simmons LLC is also the general partner of CHS Associates IV. Code Hennessy & Simmons LLC and CHS Management IV LP may be deemed to beneficially own these shares, but disclaim beneficial ownership of the shares in which they do not have a pecuniary interest. The address of each entity is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(2)
Mr. Brown is a member of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of CHS Associates IV and Code Hennessy & Simmons IV LP. Mr. Brown may be deemed to beneficially own the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV, but disclaims beneficial ownership of the shares in which he does not have a pecuniary interest. Mr. Brown's address is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(3)
Mr. Gotsch is a member of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of CHS Associates IV and Code Hennessy & Simmons IV LP. Mr. Gotsch may be deemed to beneficially own the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV, but disclaims beneficial ownership of the shares in which he does not have a pecuniary interest. Mr. Gotsch's address is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(4)
Amounts shown to reflect the aggregate interests held by PNC Equity Partners, L.P. and PNC Venture Corp. Each of the PNC Funds disclaims beneficial ownership of all interests of record not owned by them. The address of each entity is c/o PNC Equity Management Corp. One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Redemption of Participating Preferred Stock

        Our participating preferred stock issued in connection with the corporate reorganization will be entitled to a preferred dividend of 12% per annum, compounded quarterly. We currently anticipate that the participating preferred stock will be entitled to one vote per share. On any liquidation or distribution by us, the holders of the participating preferred stock will be entitled to an amount equal to their original investment, net of any prior returns of capital, plus any accrued and unpaid dividends. As described below, all outstanding shares of our participating preferred stock will be redeemed and canceled in connection with the completion of this offering.

        We intend to use approximately $            million of the net proceeds from this offering to redeem all outstanding shares of our participating preferred stock. The number of shares of participating preferred stock held by our majority stockholder, directors and executive officers that will be redeemed are set forth in the table below.

Name	Number of Shares of Participating Preferred Stock	Aggregate Redemption Amount
Code Hennessy & Simmons Funds
Steven R. Brown(*)
Peter M. Gotsch(*)
C. William Wittenberg, Jr
Larry R. Musick
Dalthard M. Eckard
Robert L. Moran

(*)
Messrs. Brown and Gotsch are each principals/members of Code Hennessy & Simmons Funds, as set forth in notes (2) and (3), respectively, of the table under "Principal and Selling Stockholders," and therefore may be deemed to beneficially own the shares of common stock held by the Code Hennessy & Simmons Funds. Messrs. Brown and Gotsch each disclaim beneficial ownership of any such shares in which he does not have a pecuniary interest.

Limited Liability Company Agreement

        Pursuant to our Limited Liability Company Agreement, we have issued class A preferred membership units and common units. Our outstanding equity securities have the following features:

  •
  Class A preferred membership units are entitled to a preferred yield of 12% per annum, compounded quarterly. On any liquidation or distribution by us, the holders of the class A preferred membership units are entitled to an amount equal to their original investment, net of any prior returns of capital, plus any accrued and unpaid preferred yield. We refer to this yield as the "senior preference amount," because it is paid before any payments may be made to the holders of common units. We have issued 59,434 class A preferred membership units.

  •
  Common units represent our common equity. After payment of the senior preference amount, the holders of common units are entitled to any remaining proceeds, pro rata, of any liquidation or distribution by us. We have issued 11,618,155 common units and put warrants to purchase 1,320,759 common units.

        The class A preferred membership units and common units will be exchanged by us in connection with this offering for shares of our participating preferred stock and common stock. We intend to use the proceeds from this offering to redeem all outstanding shares of participating preferred stock that are received by our affiliates and our executive officers in exchange for our class A preferred membership units and certain common units in the corporate reorganization. See "Reorganization as a Corporation."

        Prior to the conversion of our company to a corporation, substantially all of our subsidiaries are operated as limited liability companies, which are taxed as partnerships. As a result, our members pay income taxes on the earnings of the limited liability companies. Pursuant to our limited liability company agreement, we will use a portion of the proceeds of this offering to make a cash distribution to all of our members of approximately $     million, which represents the estimated amount due to the members with respect to such taxes. After the consummation of this offering, we will make a final payment to our members for the balance, if any, due to them for their actual tax liabilities incurred.

Management Agreement

        As a result of Code Hennessy & Simmons IV LP's acquisition of our company in March 2002, we are party to a five-year management agreement with CHS Management IV LP, or CHS, an affiliate of Code Hennessy & Simmons IV LP. Pursuant to the management agreement, CHS will provide financial and management consulting services to us at an annual fee of $0.9 million. During the term of its engagement, CHS will consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. For the year ended December 31, 2004, we paid $0.9 million to CHS for financial and management consulting. This management agreement will terminate upon consumption of this offering.

Securityholders Agreement

        In March 2004, (1) we, (2) investment funds affiliated with Code Hennessy & Simmons LLC and investment funds affiliated with Randolph Street Partners, which we collectively refer to herein as the CHS Group, and (3) certain management stockholders and certain former subordinated debt lenders, which we collectively refer to herein as the other investors, entered into a securityholders agreement. The CHS Group and the other investors are collectively referred to herein as the securityholders. The securityholders agreement:

  •
  grants us and the securityholders first refusal rights on certain proposed transfers of securities other than put warrants, held by any of the other investors;

  •
  grants the other investors participation rights in connection with certain transfers of securities made by the CHS Group;

  •
  requires each securityholder to cooperate in the consummation of a sale of our company to an independent third party and waive any appraisal or similar rights upon the approval of such sale by holders representing a majority of the securities held by the CHS Group;

  •
  requires that each securityholder takes all necessary and desirable actions in connection with an initial public offering; and

  •
  grants each securityholder preemptive rights in connection with certain issuances of securities by us.

        All of the foregoing provisions of the securityholders agreement will terminate upon the consummation of this offering.

Registration Agreement

        We entered into a registration agreement with the CHS Group and the other investors in March 2002. The registration agreement entitles the CHS Group at any time to an unlimited number of registrations on Form S-1 or Form S-2 or S-3, each at our expense. In addition, at least 180 days after this offering, the holders of a majority of our put warrants are entitled to one registration on

Form S-1 and two registrations on Form S-2 or S-3, each at our expense. We have agreed not to include in any demand registration any securities which are held by persons not party to this agreement without the prior written consent of the holders of at least a majority of the registrable securities included in such registration. We are not required to effect any registration on Form S-1 within six months after the effective date of a previous registration on Form S-1 or a previous registration in which the holders of registrable securities were given piggyback rights described in the following sentence, without any reduction. In addition, subject to certain conditions, whenever we propose to register any of our securities under the Securities Act (other than pursuant to a registration statement concerning a business combination, an exchange of securities or an employee benefit plan or in connection with this offering), all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement, at our expense.

        Pursuant to the registration agreement, we and the holders of registrable securities agree not to effect any public sales of our equity securities during the seven days prior to the effective date of any underwritten registration statement and continuing for a period of 180 days thereafter, subject to certain exceptions. In addition, in connection with all registrations pursuant to this agreement, we have agreed to indemnify all holders of registrable securities and their respective officers, directors, agents, employees and controlling persons against liabilities under the Securities Act.

Loans to Management Members

        In connection with the executive securities agreements, we made loans of $55,000 to each of Messrs. Wittenberg, Musick and Eckard, respectively. Each of these individuals repaid their loans in full prior to the filing of the registration statement of which this prospectus is a part.

Proceeds Received by the CHS Group

        As part of our November 2004 debt refinancing, the CHS Group received an aggregate of approximately $61 million from the repayment of debt and payment of accrued interest and yield on the class A preferred membership units they owned. See "—Put Warrants."

Proceeds Received by Management

        As part of our November 2004 debt refinancing, Messrs. Wittenberg, Moran, Musick and Eckard received $500,000, $97,971, $500,000 and $500,000, respectively, from repayment of debt and payment of accrued interest and yield on the class A preferred membership units they owned. See "—Put Warrants."

Proceeds Received by the PNC Funds

        As part of our November 2004 debt refinancing, PNC Equity Partners, L.P. and PNC Venture Corp, collectively referred to herein as the PNC Funds, received approximately $19.9 million from the repayment of debt and the payment of accrued interest, prepayment penalties and dividends on the class A preferred membership units that they owned. See "—Put Warrants."

Put Warrants

        In March 2002, we granted put warrants to purchase a certain number of our common units and class A preferred membership units to the PNC Funds, BB&T Capital Partners, LLC and Ares Capital Corporation at an exercise price of $10.00 for all of the common units and $500 for each of the class A preferred membership units. As a result of this issuance, up to 1,320,759 common units and 6,934 class A preferred membership units were available for issuance upon exercise of the put warrants. The put warrants are exercisable on the earliest of (1) November 3, 2012; (2) the date when substantially all our assets are conveyed to another entity; or (3) the debt when a change of control occurs. The put warrants contain antidilution provisions, subject to certain exceptions, to the extent that any of our common units are issued for less than fair market value. In addition, in the case of our conversion into a corporation, the put warrants entitle their holders to obtain the number of units that they would have been entitled to obtain if the holders had exercised the put warrants immediately prior to our reorganization. In connection with our November 2004 debt refinancing, the put warrant holders exercised their put warrants with respect to their class A preferred membership units and were issued an aggregate of 6,934 class A preferred membership units. The put option remained attached to these class A preferred membership units. In connection with this offering, we will exchange the outstanding class A preferred membership units and certain common units for shares of participating preferred stock. We intend to use the proceeds from this offering to redeem certain outstanding put warrants and all shares of participating preferred stock received in exchange for our class A preferred membership units and certain common units in the corporate reorganization.

DESCRIPTION OF CERTAIN DEBT

Senior Credit Facilities

  General

        On November 3, 2004, one of our subsidiaries, Berkline/BenchCraft, LLC, entered into a senior credit agreement with Goldman Sachs Credit Partners L.P., as bookrunner, lead arranger and syndication agent and General Electric Capital Corporation, as administrative agent and collateral agent (the "first lien credit facilities") and a second lien senior credit agreement with Goldman Sachs Credit Partners L.P., as bookrunner, lead arranger, syndication agent, administrative agent and collateral agent and other various lenders (the "second lien term loan"). We refer to the first lien credit facilities and the second lien term loan together as the "senior credit facilities." Set forth below is a summary of the material terms of our senior credit facilities.

        Our senior credit facilities provide for an aggregate principal amount of up to $185.0 million, as follows:

  •
  a senior secured term loan facility in an aggregate principal amount of up to $110.0 million, which we refer to herein as the first lien term loan;

  •
  a second lien term loan in an aggregate principal amount of up to $50.0 million; and

  •
  a non-amortizing senior secured revolving credit facility in an aggregate principal amount of up to $25.0 million, which we refer to herein as the revolving credit facility. A portion of this revolving credit facility will be available for swing loans and for the issuance of letters of credits.

        Berkline/BenchCraft, LLC borrowed approximately $160.0 million under our senior credit facilities to repay certain existing indebtedness and make certain dividend payments with respect to our class A preferred membership units and common units. The revolving credit facility may also be used for working capital and general corporate needs, including permitted acquisitions. We will use a portion of the proceeds we receive from this offering to repay the second lien term loan. We are currently prohibited from paying dividends under our senior credit facilities. In connection with this offering, we will either amend our senior credit facilities or enter into a new credit facility to allow for the payment of dividends in accordance with our new dividend policy. The consummation of this offering is conditioned on entering into a new credit facility or amending our existing senior credit facilities.

  Collateral and Guarantees

        We and certain of our subsidiaries, other than Berkline/BenchCraft, LLC, guarantee Berkline/BenchCraft, LLC's obligations under the senior credit facilities.

        The obligations under the senior credit facilities are secured by a first priority security interest in substantially all of the assets of Berkline/BenchCraft, LLC, including a pledge of all of the capital stock of each of its domestic subsidiaries and 65% of all of the capital stock of each of its foreign subsidiaries. Berkline/BenchCraft, LLC's obligations under the second lien term loan are junior to the first priority security interest of the first lien credit facilities.

  Interest and Commitment Fees

        All loans under our senior credit facilities bear interest, at the option of Berkline/BenchCraft, LLC, at an applicable margin, plus one of the following rates:

  •
  for base rate loans, a floating rate equal to the higher of (1) the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" and (2) the Federal Funds Rate plus 1/2 of 1%; or

  •
  for Eurodollar loans, a rate equal to (1) the offered rate for deposits in U.S. dollars for the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m. (London time), on the second full LIBOR business day next preceding the first day of such interest period (unless such date is not a business day, in which event the next succeeding business day will be used); divided by (2) a number equal to 1.0 minus the aggregate (but without duplication) of the rates of reserve requirements in effect on the day that is two LIBOR business days prior to the beginning of such interest period for Eurocurrency funding that are required to be maintained by a member bank of the Federal Reserve System.

        With respect to the first lien term loan, the applicable margin is 2.0% per annum for base rate loans and 3.0% per annum for Eurodollar loans. With respect to the second lien term loan, the applicable margin is 7.0% per annum for base rate loans and 8.0% per annum for Eurodollar loans. With respect to loans under the revolving credit facility that are Eurodollar loans, the applicable margin is 3.0% until December 31, 2005, and ranges from 2.25% to 3.0% thereafter, depending on our total leverage ratio. The applicable margin for base rate loans under the revolving credit facility is the applicable margin for Eurodollar loans under the revolving credit facility minus 1.0% per annum.

  Default Interest

        Upon the occurrence and during the continuance of an event of default, as defined in the credit agreements, loans may bear interest at an additional 2% per annum.

  Unused Commitment Fee

        Berkline/BenchCraft, LLC must pay a non-refundable, unused commitment fee equal to 0.50% per annum on the daily average unused portion of the revolving credit facility.

  Repayment; Prepayments

        The first lien term loan matures on November 3, 2011 and the second lien term loan matures 182 days later. Berkline/BenchCraft, LLC must make consecutive quarterly installments on each loan under the first lien term loan equal to $1.375 million from March 31, 2005 through December 31, 2010, and quarterly installments of $19.25 million from March 31, 2011 through maturity. The revolving credit facility matures, and the commitments relating to the revolving credit facility terminate, on November 3, 2010.

        Berkline/BenchCraft, LLC may make optional prepayments of borrowings under the first lien credit facilities without premium or penalty. The second lien term loan is subject to prepayment restrictions and premiums. We intend to use a portion of the net proceeds we receive from this offering to repay the outstanding $50.0 million of borrowings under the second lien term loan. In connection therewith, we will enter into an amendment to the first lien term loan, effective upon the completion of this offering, that will allow us, among other things, to make an optional prepayment on the second lien term loan from the net proceeds we receive from this offering.

  Mandatory Prepayments

        Berkline/BenchCraft, LLC is required to make mandatory prepayments on the senior credit facilities to the extent it receives net cash proceeds from asset sales (subject to a $5.0 million basket), insurance/condemnation proceeds (subject to a $5.0 million basket) or debt issuances. Berkline/BenchCraft, LLC is also required to make mandatory prepayment on the senior credit facilities if we issue any equity securities, in an aggregate amount equal to 50% of such proceeds, net of underwriting discounts, commissions and other reasonable costs and expenses, or 25% of such net proceeds if our total leverage ratio is 2.5 to 1.0 or less. In the event that we have consolidated excess cash flow for any fiscal year, Berkline/BenchCraft, LLC must make payments on the senior credit facilities in an aggregate amount equal to 75% of any excess cash flow, or 50% of any excess cash flow if our total leverage ratio is 2.50 to 1.0 or less. These prepayments are subject to percentage limitations, reinvestment rights and other exceptions set forth in the senior credit agreements. We will enter into an amendment to our first lien senior credit agreement, effective upon the completion of this offering, that will, among other things, eliminate our requirement to make prepayments as a result of the equity issuances described in this paragraph.

        Berkline/BenchCraft, LLC has not made, nor has it been required to make, prepayments on the loans under the senior credit facilities. If Berkline/BenchCraft, LLC is required to make prepayments under the senior credit facilities, it may have an adverse effect on our results of operations.

  Certain Covenants

        The senior credit facilities contain financial ratio covenants that require us to maintain:

  •
  an interest coverage ratio of greater than 2.75 to 1.0 beginning with the quarter ended December 31, 2004, and increasing over time to 4.0 to 1.0 for the quarter ending March 31, 2011 and thereafter;

  •
  a total leverage ratio of less than 4.50 to 1.0 beginning with the quarter ended December 31, 2004, and decreasing over time to 2.0 to 1.0 for the quarter ended March 31, 2011 and thereafter; and

  •
  a first lien leverage ratio of less than 3.25 to 1.0 for the quarter ended December 31, 2004, and decreasing over time to 1.0 to 1.0 for the quarter ended March 31, 2011 and thereafter.

        The senior credit facilities do not permit us to make or incur consolidated capital expenditures greater than $3.5 million in 2004; $5.0 million in 2005, 2006 and 2007; $10.0 million in 2008; and $6.0 million in 2009 and thereafter.

        In addition, the senior credit facilities contain representations, warranties and affirmative covenants relating to the status of Berkline/BenchCraft, LLC and its subsidiaries and requiring it to, among other things, remain in good standing and comply with laws and material contracts. In addition, there are negative covenants which, among other things, limit our ability to:

  •
  incur additional indebtedness or provide guarantees;

  •
  grant liens and encumbrances;

  •
  declare, pay or make certain distributions, such as dividends on or redemption of any shares of common stock of Berkline/BenchCraft or Berkline/BenchCraft, LLC, or payments to retire any put warrants of Berkline/BenchCraft or Berkline/BenchCraft, LLC;

  •
  pay management fees to Code Hennessy & Simmons IV LP or its affiliates;

  •
  prepay other indebtedness, including the second lien credit facility;

  •
  make investments or capital expenditures;

  •
  dispose of subsidiary interests;

  •
  conduct transactions with affiliates;

  •
  engage in sale/leaseback activity; and

  •
  conduct asset sales, merge or consolidate.

        As of December 31, 2004, we were in compliance with all of these covenants.

  Events of Default

        The senior credit facilities contain events of default, which, if triggered, allow the lenders to terminate all commitments and declare all amounts under the loans immediately due and payable. The following events, among others, after the lapse of applicable cure periods or required notices, constitute events of default under the senior credit facilities:

  •
  failure to pay any principal, interest or fee on the loans when due;

  •
  failure to pay when due any indebtedness in the aggregate amount of $5.0 million or material breach or default on such indebtedness, the effect of which causes the indebtedness to be declared due and payable prior to maturity;

  •
  material breaches of covenants, representations and warranties;

  •
  failure to observe financial and other covenants;

  •
  declaration of bankruptcy or other forms of insolvency;

  •
  money judgment, writ or warrant of attachment in excess of $5.0 million, to the extent not covered by insurance, which is undischarged or unstayed for 60 days;

  •
  order, judgment or decree of dissolution, which is undischarged or unstayed in excess of 30 days;

  •
  occurrence of one or more ERISA events, as defined in the senior credit agreements, in excess of $5.0 million;

  •
  occurrence of an environmental claim that might reasonably be expected to result in a liability in excess of $2.5 million;

  •
  a change of control; or

  •
  failure of any guarantee or security document or any subordination provision supporting the senior credit facilities to be in full force and effect.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Upon consummation of this offering and the application of the net proceeds therefrom, pursuant to our certificate of incorporation, our authorized capital stock will consist of            shares of common stock and            shares of preferred stock, each with a par value of $0.01 per share, of which:

  •
  shares will be designated as common stock,            shares of which will be outstanding as of the consummation of the offering; and

  •
  shares will be designated as preferred stock.

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. This discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of the Delaware General Corporation law.

New Common Stock

        Set forth below is a brief discussion of the principal terms of our common stock:

  Dividend Rights

        Holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. Our board of directors, subject to certain restrictions of the Delaware General Corporation Law, intends to adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. The initial dividend rate is expected to be equal to $    per share of our common stock per annum. See "Dividend Policy and Restrictions" for a complete description of the dividends we expect to declare on shares of our common stock.

  Voting Rights

        Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders.

  Preemptive or Similar Rights

        Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

  Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

  Nasdaq Listing

        We intend to apply to include the common stock for trading on The Nasdaq National Market under the symbol "BLBC."

New Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

        We have entered into a registration rights agreement pursuant to which we have agreed to register shares of our common stock received by our stockholders prior to this offering. For a description of our obligations under this agreement, see "Certain Relationships and Related Transactions—Registration Rights Agreement."

Anti-takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

        These provisions include:

  Advance Notice Procedures

        Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

  Super-Majority Approval Requirements

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 80% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

  Authorized but Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities and Transactions with Code Hennessy & Simmons LLC

        In recognition that directors, officers, stockholders, members, managers and/or employees of Code Hennessy & Simmons LLC and its affiliates and investment funds (collectively, the "CHS entities") may serve as our directors and/or officers, and that the CHS entities and our other non-employee directors may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and such persons. Specifically, neither CHS entities nor any of our non-employee directors will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any CHS entity or non-employee director acquires knowledge of a potential transaction or matter which may be a corporate opportunity for such persons as us, we will not have any expectancy in such corporate opportunity, and such persons will not have any duty to communicate of offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any CHS entity or non-employee director acquires knowledge of a potential transaction or matters which may be a corporate opportunity for us and such person, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director of officer of our company.

        In recognition that we may engage in material business transactions with the CHS entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors of officers who are also directors, officers, stockholders, members, managers and/or employees of any CHS entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between each of us or one of our subsidiaries and the CHS entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction ("Interested Persons") or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Person; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote generally in the election of directors, voting together as a single class, excluding the CHS entities and any Interested Person.

        Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then our common stock then outstanding.

Transfer Agent and Registrar

                                will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of this offering there will be            shares of common stock outstanding, excluding approximately      million shares of common stock underlying outstanding stock options and rights. Of these shares,            shares of common stock expected to be sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Of the remaining             shares of common stock outstanding,            shares of common stock held by our executive officers, directors and current stockholders will be subject to the lock-up arrangements described below. Of these shares,            will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-Up Agreements

        In connection with this offering, we, our executive officers, directors and stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of BB&T Capital Markets. This 180-day period is subject to extension as described under "Underwriting."

Rule 144

        In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares of our common stock that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                        shares of our common stock after the closing of this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 also are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

        Under paragraph (k) of Rule 144, a person who is not our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares of any class of securities proposed to be sold for at least two years is entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after we become subject to the reporting requirements of the Exchange Act. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

        Beginning 180 days after the date of this offering, holders of approximately                        restricted shares of our common stock will be entitled to registration rights described above. For more detailed information regarding these registration rights, see "Certain Relationships and Related Transactions—Registration Rights Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by "affiliates," as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

CERTAIN UNITED STATES TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our common stock other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle, "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investments).

        The following discussion is based on provisions of the Internal Revenue Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

        We anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our common stock. To the extent a distribution exceeds both our current and accumulated earnings and profits and the non-U.S. Holder's adjusted basis in our common stock, the distribution will constitute gain on the common stock. See "—Gain on Disposition of Common Stock." Except as described below, the dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or (if certain tax treaties apply) are attributable to a permanent establishment or fixed base in the United States, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, Non-U.S. Holders must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a "qualified intermediary") or a foreign partnership (other than a "withholding foreign partnership"), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and an appropriate certification by each beneficial owner or partner. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty but that did not timely provide required certifications or satisfy other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is U.S. trade or business income;

  •
  the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

  •
  we are or have been a "United States. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

        A Non-U.S. Holder that is an individual described in the first bullet above will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat 30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). A Non-U.S. Holder that is a corporation described in the first bullet above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as specified by an applicable income tax treaty, subject to adjustments.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "Unites States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "United States real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable five-year period, constituted 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for U.S. federal income tax purposes in the future.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable treaty.

        U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current Treasury regulations.

UNDERWRITING

        We and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of our common stock set forth opposite its name below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Name	Number of Shares
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc.
SunTrust Capital Markets, Inc.
Legg Mason Wood Walker, Incorporated

Total

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price, less a discount not to exceed $            per share. The underwriters may allow, and these dealers may re-allow, a discount not more than $            per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change this offering price and other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to                        additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise these options only to cover over-allotments, if any, made in connection with this offering. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares of common stock are being offered.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

        The shares of our common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The following table shows the per share and total underwriting discount we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

Paid by the Selling Stockholders
	Paid by Us	Without Over-Allotment	With Over-Allotment
Per share	$	$	$
Total	$	$	$

        We estimate that the total expenses of this offering, excluding underwriting discount, will be approximately $       million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. Such expenses are payable by us.

        We, our executive officers, directors and our principal stockholders, including the selling stockholders, have each agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock for a period of 180 days from the date of this prospectus, without the prior written consent of BB&T Capital Markets.

        The lock-up does not prohibit transfers of shares pursuant to a bona fide gift. In addition, the lock-up does not prohibit the company from redeeming all of its issued and outstanding class A preferred membership units, including the shares held by our executive officers, directors and our principal stockholders, including the selling stockholders, as described in "Shares Eligible For Future Sale—Lock-Up Agreements."

        The 180-day lock-up period during which we, our executive officers, directors and our principal stockholders, including the selling stockholders, are restricted from engaging in transactions in our capital stock is subject to extension such that, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless BB&T Capital Markets waives such an extension.

        BB&T Capital Markets may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements or waive the extensions described above. In determining whether to consent to a request to release shares from the lock-up or to waive an extension, BB&T Capital Markets would consider the circumstances related to the proposed sale on a case-by-case basis. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares requested to be sold, and the requesting party's reason for making the request.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters, us and the selling stockholders. Among the factors that we, the representatives of the underwriters and the selling stockholders will consider in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price-to-earnings ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

        We have applied to list the shares of our common stock on The Nasdaq National Market, subject to official notice of issuance, under the symbol "BLBC." The underwriters intend to sell shares to a minimum of 400 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        At our request, the underwriters have reserved up to            shares of our common stock being offered by the prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. We do not know of these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. Any directors, employees or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of the prospectus.

        In the ordinary course of certain of the underwriter's respective business, the underwriters and their affiliates have engaged and may engage in commercial investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

        BB&T Capital Partners, LLC, an affiliate of BB&T Capital Markets, owns put warrants exercisable for 158,491 common units and 832 class A preferred membership units. BB&T Capital Partners, LLC acquired the put warrants in March, 2002 in connection with its purchase of our subordinated debt. In connection with our November 2004 refinancing and repayment of this subordinated debt, BB&T Capital Partners, LLC exercised their put warrants with respect to their class A preferred membership units and were issued 832 class A preferred membership units. BB&T Capital Partners, LLC intends on exercising the put warrants and selling the shares of common stock acquired in this offering in the event we do not elect to redeem such put warrants.

VALIDITY OF THE COMMON STOCK

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are limited partners in a general partnership that owns shares of our class A preferred membership units and/or limited partners in a general partnership that is an investor in Code Hennessy and Simmons IV LP, which, after giving effect to the corporate reorganization, owns shares of our common stock. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Code Hennessy & Simmons LLC and certain of its affiliates in connection with certain legal matters. The underwriters are represented by Hunton & Williams LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at December 31, 2003 and 2004, and for the period from March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet website at http://www.sec.gov. After this offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

        We have filed a registration statement on Form S-1 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Berkline/BenchCraft Holdings, LLC Consolidated Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Operations for the period from March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004	F-4
Consolidated Statements of Members Equity (Deficit) and Comprehensive Income (Loss) for the period from March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004	F-5
Consolidated Statements of Cash Flows for the period from March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Berkline/BenchCraft Holdings, LLC

        We have audited the accompanying consolidated balance sheets of Berkline/BenchCraft Holdings, LLC as of December 31, 2003 and 2004, and the related consolidated statements of operations, members' equity (deficit) and comprehensive income (loss), and cash flows for the period March 26, 2002 (Inception) through December 31, 2002, and for the years ended December 31, 2003 and 2004. Our audits also included the financial statement schedule listed in Item 16. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkline/BenchCraft Holdings, LLC at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for mandatorily redeemable preferred membership units.

/s/ ERNST & YOUNG LLP
Nashville, Tennessee April 6, 2005

Berkline/BenchCraft Holdings, LLC

Consolidated Balance Sheets

(Dollars in Thousands)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$7,092	$5,851
Accounts receivable, less allowance for doubtful accounts of $4,026 and $3,104 at December 31, 2003 and 2004, respectively	54,300	61,755
Inventories	48,101	63,009
Deferred income taxes	619	573
Prepaid expenses and other current assets	2,256	2,184

Total current assets	112,368	133,372
Property, plant and equipment, net	75,137	72,447
Goodwill	10,353	10,353
Trademarks	21,836	21,836
Deferred financing costs, net	6,286	4,872
Other intangible assets, net	5,295	4,435
Other assets	74	299

Total assets	$231,349	$247,614

Liabilities and members' equity (deficit)
Current liabilities:
Accounts payable	$39,166	$38,829
Accrued expenses	14,824	16,088
Current portion of accrued warranty claims	2,564	2,234
Current portion of long-term debt	8,733	5,500

Total current liabilities	65,287	62,651
Long-term debt, less current portion	81,522	159,500
Junior subordinated pay-in-kind debt with related parties	7,951	—
Accrued warranty claims, less current portion	2,667	2,842
Deferred income taxes	737	891
Other liabilities	—	235
Detachable put warrants or warrant securities	9,100	10,195
Mandatorily redeemable preferred membership units with related parties	38,328	11,812

Total liabilities	205,592	248,126
Members' equity (deficit):
Common members' capital—12,138,272 and 12,068,923 common membership units issued and oustanding at December 31, 2003 and 2004, respectively	32,996	32,620
Deferred compensation	(3,569)	(2,816)
Loans to management members	(165)	(1,161)
Accumulated deficit:
Accumulated distributions to members	(9,243)	(16,323)
Accumulated earnings (deficit)	5,272	(13,559)
Accumulated other comprehensive income	466	727

Total members' equity (deficit)	25,757	(512)

Total liabilities and members' equity (deficit)	$231,349	$247,614

See accompanying notes.

Berkline/BenchCraft Holdings, LLC

Consolidated Statements of Operations

(Dollars in thousands, except per unit amounts)

	For the Period March 26, 2002 (Inception) through December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Net sales	$338,901	$456,171	$499,727
Cost of sales	258,567	335,474	368,398

Gross profit	80,334	120,697	131,329
Selling, general and administrative expenses	65,235	92,731	98,172

Income from operations	15,099	27,966	33,157
Interest expense, net	(12,970)	(19,144)	(20,905)
Put warrants expense	(3,519)	(1,540)	(1,926)
Loss on early extinguishment of debt	—	—	(11,185)
Loss on redemption of preferred membership units	—	—	(17,016)
Other income (expense), net	16	(36)	(850)

Income (loss) before income tax provision	(1,374)	7,246	(18,725)
Income tax provision	208	392	106

Net income (loss)	(1,582)	6,854	(18,831)
Dividends and accretion on redeemable preferred membership units (Note 1)	(4,198)	(3,140)	—

Net income (loss) attributable to common members	$(5,780)	$3,714	$(18,831)

Net income (loss) attributable to common members per common unit:
Basic	$(0.62)	$0.39	$(1.97)

Diluted	$(0.62)	$0.33	$(1.97)

Weighted average common member units outstanding:
Basic	9,312,001	9,417,847	9,555,447
Diluted	9,312,001	11,114,388	9,555,447
Unaudited pro forma data:
Net income (loss) attributable to common members	$(5,780)	$3,714	$(18,831)
Unaudited pro forma incremental income tax provision (benefit) (Notes 10 and 16)	(143)	4,436	2,371

Unaudited pro forma net loss attributable to common members	$(5,637)	$(722)	$(21,202)

Unaudited pro forma net loss attributable to common members per common unit:
Basic	$(0.61)	$(0.08)	$(2.22)

Diluted	$(0.61)	$(0.08)	$(2.22)

See accompanying notes.

Berkline/BenchCraft Holdings, LLC

Consolidated Statements of Members' Equity (Deficit) and Comprehensive Income (Loss)

(Dollars in thousands)

					Retained Earnings (Accumulated Deficit)
							Accumulated Other Comprehensive Income
	Common Membership Units	Common Members' Capital	Deferred Compensation	Loans to Management Members	Accumulated Distributions to Members	Accumulated Earnings (Deficit)		Total Members' Equity (Deficit)
Balance at March 26, 2002 (Inception)	11,618,152	$30,154	$(2,075)	$(165)	$—	$—	$—	$27,914
Net loss	—	—	—	—	—	(1,582)	—	(1,582)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	16	16

Comprehensive income (loss)								(1,566)
Dividends and accretion on mandatorily redeemable preferred membership units	—	—	—	—	(4,198)	—	—	(4,198)
Incentive unit compensation	—	—	711	—	—	—	—	711

Balance at December 31, 2002	11,618,152	30,154	(1,364)	(165)	(4,198)	(1,582)	16	22,861
Net income	—	—	—	—	—	6,854	—	6,854
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	450	450

Comprehensive income								7,304
Issuance of incentive units	520,120	2,842	(2,842)	—	—	—	—	—
Distributions to members	—	—	—	—	(1,905)	—	—	(1,905)
Dividends and accretion on mandatorily redeemable preferred membership units through July 5, 2003	—	—	—	—	(3,140)	—	—	(3,140)
Incentive unit compensation	—	—	637	—	—	—	—	637

Balance at December 31, 2003	12,138,272	32,996	(3,569)	(165)	(9,243)	5,272	466	25,757
Net loss	—	—	—	—	—	(18,831)	—	(18,831)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	245	245
Other, net of tax	—	—	—	—	—	—	16	16

Comprehensive income (loss)								(18,570)
Forfeiture of incentive units	(69,349)	(376)	376	—	—	—	—	—
Distributions to members	—	—	—	—	(7,080)	—	—	(7,080)
Loans to management members	—	—	—	(996)	—	—	—	(996)
Incentive unit compensation	—	—	377	—	—	—	—	377

Balance at December 31, 2004	12,068,923	$32,620	$(2,816)	$(1,161)	$(16,323)	$(13,559)	$727	$(512)

See accompanying notes.

Berkline/BenchCraft Holdings, LLC

Statements of Cash Flows

(Dollars in thousands)

	For the Period March 26, 2002 (Inception) through December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Operating activities
Net income (loss)	$(1,582)	$6,854	$(18,831)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Dividends and accretion on redeemable preferred membership units	—	3,465	6,804
Pay-in-kind interest and accretion of debt	2,095	3,125	2,723
Amortization of deferred financing charges	1,498	1,998	1,433
Put warrants expense	3,519	1,540	1,926
Loss on redemption of redeemable preferred membership units	—	—	17,016
Non-cash loss on extinguishment of debt	—	—	10,569
Bad debt expense, net of recoveries	1,176	1,418	(922)
Depreciation and amortization	4,470	6,272	6,995
Loss on disposal of fixed assets	—	25	9
Impairment of trademarks	225	489	—
Incentive unit compensation expense	711	637	377
Deferred income taxes	(421)	(236)	122
Foreign currency translation adjustments	17	286	320
Changes in operating assets and liabilities:
Accounts receivable	11,810	(2,578)	(6,533)
Inventories	16,400	(12,813)	(14,908)
Prepaid expenses and other assets	(463)	(313)	(153)
Accounts payable and accrued expenses	(2,394)	5,513	927
Accrued warranty claims	454	14	(155)
Other liabilities	—	—	235

Net cash provided by operating activities	37,515	15,696	7,954
Investing activities
Capital expenditures	(1,454)	(4,253)	(3,435)
Proceeds from disposal of assets	—	9	—

Net cash used in investing activities	(1,454)	(4,244)	(3,435)
Financing activities
Net payments on revolving credit agreements	(31,583)	581	(17,000)
Payments on term debt	(1,692)	(12,656)	(72,034)
Payments on junior subordinated PIK debt with related parties	—	—	(13,617)
Redemption of redeemable preferred membership units with related parties	—	—	(47,615)
Proceeds from issuance of term debt	—	—	160,000
Deferred financing costs	(1,012)	—	(4,596)
Exercise of warrant for redeemable preferred membership units	—	—	3,467
Redemption of redeemable preferred membership units	—	—	(6,289)
Loans to management members	—	—	(996)
Distribution to unitholders	—	(1,905)	(7,080)
Working capital settlement	6,155	(827)	—

Net cash used in financing activities	(28,132)	(14,807)	(5,760)

Net increase (decrease) in cash and cash equivalents	7,929	(3,357)	(1,241)
Cash and cash equivalents at beginning of period	2,520	10,449	7,092

Cash and cash equivalents at end of period	$10,449	$7,092	$5,851

Supplemental Cash Flow Information
Interest paid	$7,494	$10,734	$11,351

Income taxes paid	$366	$585	$384

Non-cash settlement of note payable	$—	$3,854	$—

See accompanying notes.

Berkline/BenchCraft Holdings, LLC

Notes to Consolidated Financial Statements

(Dollars in thousands, except dollars per unit)

1.    Description of Business and Summary of Significant Accounting Policies

        Berkline/BenchCraft Holdings, LLC (together with its subsidiaries, "the Company") was formed in February 2002 for the purpose of acquiring substantially all of the assets and liabilities of The Berkline Corporation and the BenchCraft operating division of Universal Furniture, both wholly-owned subsidiaries of LifeStyle Furnishings International Ltd. ("the Acquisition"). The Company had no operations prior to the Acquisition. The Acquisition was consummated on March 26, 2002 (Inception) and was accounted for using the purchase method of accounting. Total consideration of the Acquisition was $196,900. The Acquisition was principally financed through debt borrowings, including a $10,000 note to Seller.

        The Company is a manufacturer of motion upholstery furniture (primarily reclining sofas, loveseats and sectionals), freestanding reclining chairs and stationary furniture. The Company offers furniture retailers a comprehensive line of motion upholstery, stationary upholstery and recliner products, across all applicable price points, with a primary focus on the "good" and "better" price categories.

        Operations are primarily located in Tennessee and Mississippi, with a foreign manufacturing subsidiary located in Canada and a foreign sourcing subsidiary located in China. The Company also owns and operates a trucking company for the benefit of its Berkline, BenchCraft and Natural Elements brands.

        The Company has a calendar year-end; however, its first three fiscal quarters follow a 13-week convention, with the first quarter ending on the first Saturday on or after March 30.

Basis of Presentation

        The consolidated financial statements include the accounts of Berkline/BenchCraft Holdings, LLC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Mandatorily Redeemable Preferred Membership Units

        Effective July 6, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The scope of this pronouncement includes mandatorily redeemable instruments.

        Upon the adoption of SFAS No. 150, the Company's mandatorily redeemable preferred membership units (the Preferred Units) as of December 31, 2003 of $38,328, deferred financing costs of $776, and loans to management members of $165 have been classified as a long-term liability, a noncurrent asset, and a contra-equity account, respectively, as the Preferred Units are redeemable at a fixed and determinable date (upon or after the earlier of the occurrence of a change in control or December 31, 2011). Prior to the adoption of SFAS No. 150, the Preferred Units (net of deferred financing costs and loans to management members) were presented between liabilities and members' equity (deficit) in the consolidated balance sheets.

        Prior to the adoption of SFAS No. 150, dividends and accretion on the Preferred Units were accounted for as a direct reduction to retained earnings, and were presented in the consolidated statements of operations as a deduction from net income in determining net income attributable to common members. Commencing with the adoption of SFAS No. 150 on July 6, 2003, dividends and accretion related to the Preferred Units are charged to interest expense in the consolidated statements of operations.

        In accordance with the provisions of SFAS No. 150, dividends and accretion charged directly to retained earnings prior to July 6, 2003 have not been reclassified to interest expense. The amounts charged directly to retained earnings prior to July 6, 2003 totaled $4,198 and $3,140 for the period March 26, 2002 (Inception) through December 31, 2002 and the period January 1, 2003 through July 5, 2003, respectively. The amounts charged to interest expense subsequent to July 6, 2003 totaled $3,465 and $6,804 during the period July 6, 2003 through December 31, 2003 and the year ended December 31, 2004, respectively.

Cash and Cash Equivalents

        Highly liquid investments with original maturities of three months or less when purchased are reported as cash equivalents.

Concentrations of Credit Risk and Significant Vendors

        The Company sells primarily to independent retailers and department stores in the United States and Canada. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Many factors can impact this estimate, including those noted in this paragraph. The amount of the estimated allowance may be impacted by the deterioration or improvement in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies, and the competitive environment in which the customer operates. All accounts or portions thereof that are deemed to be uncollectible or to require an excessive collection cost are written off.

        The Company had two customers under common ownership that accounted for 8% and 9% of its trade receivables balance as of December 31, 2003 and 2004, respectively. At December 31, 2003, the Company recorded a $3,144 allowance related to the receivables from these customers due to their doubtful collectibility at that time. These two customers completed a refinancing in 2004, the December 31, 2003 balances were collected and a recovery was recorded during 2004. In November 2004, Rhodes Furniture ("Rhodes") filed for Chapter 11 bankruptcy. At December 31, 2004, the Company recorded a $2,163 allowance related to the receivables from Rhodes, which accounted for 7% and 4% of total trade receivables as of December 31, 2003 and 2004, respectively.

        The Company purchases its raw materials, including plywood, steel, leather, polyfoam and fabric, from a variety of alternative domestic and international sources, with approximately 37% of its purchases from 5 separate suppliers. Disruptions in the supply chain could be absorbed from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely affect results.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined principally by the first-in, first-out method. The Company reduces the fair value of its inventories to the lower of cost or market for excess or obsolete inventories based upon historical usage and assumptions about future recoveries.

Revenue Recognition

        The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company's sales terms are F.O.B. shipping point; accordingly, product sales are recognized upon shipment, net of estimated trade discounts and returns.

        Included in sales are amounts charged to customers for shipping, handling and delivery services. Such amounts were $19,493, $29,403 and $33,752 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively. The related shipping, handling and delivery costs are charged to selling, general and administrative expenses.

Warranty

        Estimated warranty costs attributable to the Company's standard warranty program are provided for at the time of sale and are calculated using historical experience. To date, such provisions have been within the range of management's expectations. The obligation for warranty costs was $5,231 and $5,076 at December 31, 2003 and 2004, respectively.

Advertising Costs

        Advertising costs are expensed as incurred, and are included in selling, general and administrative expenses. Advertising costs were $11,895, $11,758 and $13,359 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.

        In 2004, the Company incurred non-capital expenditures of $1,572 in connection with the start-up of a new showroom, which are included in selling, general and administrative expenses in the accompanying statement of operations. No such costs were incurred in 2003 or the period March 26, 2002 (Inception) to December 31, 2002.

Property, Plant and Equipment

        Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives, as follows:

Buildings and improvements	5-40 years
Machinery and equipment	8 years
Office and other equipment	3-8 years

        Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the improvements or their related initial lease terms. Lease terms do not include provisions for lessor-funded leasehold improvements or rent holidays. Expenses for repairs and maintenance are charged to expense as incurred, while renewals and betterments are capitalized. Gains or losses on the sale or disposal of property and equipment are reflected in operating income.

Goodwill and Other Intangible Assets

        At Inception, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain indefinite-lived intangibles. In accordance with SFAS No. 142, the goodwill and trademarks are not amortized, but rather reviewed for impairment at least annually or if an event occurs or circumstances indicate that the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

        SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds the carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the goodwill impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Fair value is estimated using the market-multiple method of valuation, which requires significant judgment. Changes in estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

        The Company has selected the first day of its fourth quarter as the date on which it will perform its annual impairment testing. Based on the Company's valuation of goodwill, no impairment charges related to goodwill were recognized for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004. Based on the Company's valuation of its trademarks, impairment charges of $225, $489 and $0 were recognized in 2002, 2003 and 2004, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations.

        Other intangible assets that have finite useful lives are amortized over the expected period of benefit using the straight line method. Intangible assets with finite useful lives consist primarily of the Berkline Comfort Gallery program and licensing agreements. The Berkline Comfort Gallery program is amortized over its expected useful life of five years. Licensing agreements are amortized over their expected useful lives of ten years.

Deferred Financing Costs

        Direct costs of $9,005 incurred in connection with indebtedness agreements entered into at Inception were capitalized as incurred and amortized over the term of the related indebtedness using the effective interest method. Additionally, direct costs of $926 and $972 were recorded related to mandatorily redeemable preferred units and common units, respectively, at Inception. As discussed further in Notes 6 and 7, the Company wrote-off $4,576 of deferred financing costs as a result of the refinancing of the Company's credit facilities in November 2004. Direct costs of $4,596 incurred in connection with the refinancing were capitalized as incurred and are amortized on a straight line basis over the term of the related indebtedness, which approximates the effective interest method.

Accounting for Equity—Based Compensation

        The Company issued common incentive units to key personnel, subject to certain vesting provisions as described more fully in Note 8. The Company accounts for its incentive units under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and its related interpretations. Under APB 25, compensation expense for fixed awards (Tranche I incentive units) is measured on a pro rata basis evenly between the date of grant and the vesting date, for each vesting increment. Compensation expense for variable incentive awards (Tranche II incentive units) is determined at each reporting date based on (i) management's assessment as to the probability the awards will vest and (ii) the intrinsic value on that date. Additional compensation expense for the Company's Tranche II and Tranche III incentive units may be recognized upon consummation of a sale of the Company, but only if certain performance targets are met. No compensation expense has been recognized for Tranche II and Tranche III incentive units through December 31, 2004 as none of these awards have vested, or are probable of vesting.

        Compensation cost for the Company's incentive unit grants as calculated under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, is equivalent to the compensation cost recorded by the Company for the period March 26, 2002 (Inception) to December 31, 2002, and for the years ended December 31, 2003 and 2004.

Detachable Put Warrants and Warrant Securities

        At Inception, the Company applied EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, which requires the Company's put warrants and puttable warrant securities to be recorded at fair value, with changes in fair value recorded through earnings. The adoption of SFAS No. 150 on July 6, 2003, did not modify the accounting prescribed by EITF No. 00-19.

Derivative Instruments

        The Company, from time to time, is a counterparty to interest rate swap agreements and interest rate collar agreements, as discussed more fully in Note 6. These agreements are not designated as hedges by the Company and, therefore, are marked to market with changes in fair value recorded through earnings.

Income Taxes

        Berkline/BenchCraft Holdings, LLC is a limited liability company (LLC) that is not subject to federal income tax. The Company directly or indirectly owns three single member LLCs (SMLLC) and three C corporations. The SMLLCs are not subject to federal income tax; however, taxes have been recorded for state purposes. The three C corporations (the trucking company, the Canadian subsidiary and a sourcing company) are taxed as separate entities and, accordingly, record state and federal income taxes.

        Except for the three C corporation subsidiaries, the income, gains, losses, deduction and credits of the Company are allocated for income tax purposes among the members in accordance with the allocation for computing their respective capital accounts. Deferred income taxes for state purposes and for the C Corporations reflect the tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Foreign Currency Translation

        The assets and liabilities of the Company's Canadian subsidiary, which include intercompany balances, are translated at year-end rates of exchange while revenue and expense items are translated at average rates for the year. Translation adjustments are recorded as a separate component of members' equity (deficit).

Earnings Per Common Member Unit

        The Company accounts for earnings per common member unit in accordance with SFAS No. 128, Earnings per Share. Basic earnings per common member unit is computed by dividing net income attributable to common members by the weighted-average number of common member units outstanding for the period. Diluted earnings per common member unit reflects the potential dilution that could occur if securities to issue common stock were exercised. The Company's common member units are subject to dilution from incentive units issued to certain members of management as well as warrants issued to certain debt holders at Inception.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income (loss) generally represents all changes in members' equity (deficit), except those resulting from investments by or distributions to members. The Company's comprehensive income (loss) includes the change in foreign currency translation adjustments and is included in the consolidated statements of members' equity (deficit) and comprehensive income (loss).

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment and Geographic Reporting

        The provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, require public companies to report financial and descriptive information about their reportable operating segments. Based on qualitative and quantitative criteria established by SFAS No. 131, the Company operates within one reportable segment, which is the manufacture of residential furniture products.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on variable financial interests that indicate control. In December 2003, the FASB issued a revision to FIN 46 to address certain implementation issues. The adoption of FIN 46 and FIN 46 (revised) had no material impact on the Company's results of operations, financial position or cash flows.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Unallocated overhead, abnormal freight and handling costs, spoilage, general and administrative expenses (unless clearly related to production), and selling expenses are specifically identified in the statement as costs to be treated as period costs. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will apply the provisions of SFAS No. 151 to inventory costs incurred beginning January 1, 2006. The Company is currently assessing the provisions of SFAS No. 151 and its impact on the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share—Based Payment. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used, and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statements of operations. The effective date of SFAS No. 123R is for interim and annual periods beginning after June 15, 2005. The Company is currently assessing the provisions of SFAS No. 123R and its impact on the consolidated financial statements.

        SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, was issued in December 2004 and eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Further, SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

2.    Inventories

        Inventories consist of the following:

	December 31,
	2003	2004
Raw materials and packaging	$25,285	$33,412
Work-in progress	5,302	5,356
Finished goods	17,514	24,241

	$48,101	$63,009

3.    Property, Plant and Equipment

        Property, plant and equipment consist of the following:

	December 31,
	2003	2004
Land	$4,158	$4,190
Buildings and improvements	61,234	63,741
Machinery and equipment	14,681	16,024
Office and other equipment	3,517	3,448
Construction-in-progress	855	247

	84,445	87,650
Accumulated depreciation	(9,308)	(15,203)

	$75,137	$72,447

        Depreciation expense was $3,825, $5,412 and $6,135 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.

4.    Intangible Assets with Finite Lives

        At December 31, 2003 and 2004, other intangible assets consisted of the following:

	December 31,
	2003	2004
Berkline Comfort Gallery	$1,800	$1,800
Licensing agreements	5,000	5,000

	6,800	6,800
Accumulated amortization	(1,505)	(2,365)

	$5,295	$4,435

        Amortization expense was $645, $860 and $860 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.

        At December 31, 2004, future aggregate annual amortization expense is estimated to be:

2005	$860
2006	860
2007	590
2008	500
2009	500
Thereafter	1,125

$4,435

5.    Deferred Financing Costs

        At December 31, 2003 and 2004, the Company had deferred financing costs of $6,286 and $4,872, respectively, net of accumulated amortization of $3,646 and $106, respectively. Amortization expense of deferred financing costs of $1,498, $1,998 and $1,433 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively, is included in interest expense in the accompanying statements of operations. As discussed further in Notes 6 and 7, the Company wrote-off $4,576 of deferred financing costs as a result of the refinancing of the Company's credit facilities in November 2004.

6.    Long-Term Debt

        Long-term debt consists of the following:

	December 31,
	2003	2004
Senior Revolving Credit Facility: Revolving U.S. credit notes up to $25,000 available through November 2010, interest at the Eurodollar rate plus 3.00% (5.42% at December 31, 2004).	$—	$5,000
Revolving Credit Agreement: Revolving U.S. credit notes up to $65,000, interest at the LIBOR rate plus 2.75% (3.87% at December 31, 2003).	22,000
Senior Term Loan Credit Facility, due in 24 quarterly installments of $1,375 and 4 quarterly installments of $19,250 commencing on March 31, 2005; interest is payable quarterly at the Eurodollar rate plus 3.00% (5.42% at December 31, 2004).	—	110,000
Second Priority Facility due May 2012. Interest is paid quarterly at Eurodollar rate plus 8.00% (10.42% at December 31, 2004).	—	50,000
Senior Term Notes paid in monthly installments of $139 plus interest at the LIBOR rate plus 2.75% (3.87% at December 31, 2003).	1,641	—
Term Loan Real Estate Facility—$32,657 face amount plus pay-in-kind ("PIK") interest ($1,953 at December 31, 2003); interest of 11.25% paid quarterly, interest of 3% PIK; excess cash flow payment of $4,843 paid in 2003.	34,610	—
Senior Subordinated Debt—$35,000 face amount, net of unamortized discount ($2,996 at December 31, 2003—imputed interest rate of 17.5%); interest of 14% paid quarterly.	32,004	—
Junior Subordinated PIK Debt with common members—$10,000 face amount plus PIK interest ($2,327 at December 31 2003), net of unamortized discount ($4,376 at December 31, 2003—imputed interest rate of 18.5%); interest accrued at 12%.	7,951	—

	98,206	165,000
Less current portion	8,733	5,500

	$89,473	$159,500

        In November 2004, the Company refinanced its borrowings by entering into a new credit agreement with a group of financial institutions which provide the Company a $185,000 Senior Secured Credit Facility (the 2004 Senior Credit Facility). Such credit facility is comprised of a $135,000 First Priority Facility (consisting of a $25,000 Senior Revolving Credit Facility and a $110,000 Senior Term Loan Credit Facility) and a $50,000 Second Priority Facility. The proceeds from the 2004 Senior Credit Facility were used to extinguish existing debt, redeem a portion of the mandatorily redeemable preferred membership units, and pay a $996 advance distribution to three owner-members of executive management. The Company capitalized $4,596 of loan fees incurred in connection with the refinancing.

        As a result of the refinancing, the Company recorded a $11,185 loss on extinguishment, comprised of the following: (i) write-off of $3,846 in capitalized loan fees related to the Company's credit facilities existing prior to the debt refinancing; (ii) write-off of $6,723 of unamortized debt discounts on the senior subordinated debt and junior subordinated debt; and (iii) $616 of penalties.

        Borrowings under the Senior Revolving Credit Facility bear interest at either (i) Adjusted Eurodollar Rate, as defined, plus a margin (the Applicable Margin) of 3% per annum through December 31, 2005 and thereafter of between 2.25% to 3% per annum, depending on the Company's Total Leverage Ratio, as defined, or (ii) a Base Rate, as defined, plus the Applicable Margin for the Adjusted Eurodollar Rate loans, less 1%. The Senior Revolving Credit Facility is also subject to a commitment fee equal to 0.50% of the average daily unused portion of such revolving facility.

        Borrowings under the Senior Term Loan Credit Facility bear interest at (i) the Adjusted Eurodollar Rate plus 3% per annum, or (ii) the Base Rate plus 2% per annum.

        Borrowings under the Second Priority Facility bear interest at either (i) the Adjusted Eurodollar Rate plus a margin of 8.0% per annum, or (ii) the Base Rate plus a margin of 7.0% per annum.

        The Company's overall weighted average interest rate on its long term debt was 14.6%, 16.4% and 15.0% for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.

        Under the terms of the 2004 Senior Credit Facility, the Company is subject to mandatory principal prepayments equal to 75% of Consolidated Excess Cash Flow, as defined, starting in 2005; however, during any period in which the Total Leverage Ratio is 2.50:1.00 or less, the Company is only required to make principal prepayments equal to 50% of such Consolidated Excess Cash Flow. Mandatory principal prepayments are also required equal to 100% of the net proceeds from asset sales and insurance proceeds that each exceed $5 million in aggregate, as well as 100% of net proceeds from new debt offerings. Between 25% to 50% of the net cash proceeds from an offering of equity securities are required to be used for principal payments, depending on the immediately preceding Total Leverage Ratio, as defined. Mandatory prepayments from such sources are applied to the Senior Term Loan Credit Facility until fully paid, followed by the revolving loans and the Second Priority Facility, respectively.

        Voluntary prepayments and term loan repurchases are permitted in certain circumstances, and are applied first to the Senior Revolving Credit Facility, followed by the Senior Term Loan Credit Facility and the Second Priority Facility, respectively. Prepayments on the Second Priority Facility carry a penalty during the first three years of its term equal to a percentage of the prepayment, as follows: Year 1—3.0%; Year 2—2.0%; Year 3—1.0%.

        Borrowings under the 2004 Senior Credit Facility are secured by substantially all of the assets of the Company. The 2004 Senior Credit Facility also contains restrictive covenants which, among other things, provide limitations on capital expenditures and restrictions on indebtedness and distributions to the Company's equity holders. Additionally, the Company is required to meet debt covenants based on certain financial ratio thresholds applicable to the Senior Term Loan Credit Facility and Second Priority Facility, as follows with ratio thresholds as of December 31, 2004: (i) Senior Term Loan Credit Facility—Interest Coverage Ratio not lower than 2.75, Maximum Total Leverage Ratio not less than

4.5, Maximum First Lien Leverage Ratio not less than 3.25, each as defined; and (ii) Second Priority Facility—Maximum Total Leverage Ratio no less than 4.75, as defined. The Company was in compliance with its debt covenants as of December 31, 2004.

        Pursuant to the Company's 2002 Revolving Credit Agreement, the Company entered into an interest rate swap agreement and an interest rate collar agreement in 2002, with notional amounts of $10,000 each, whereby the Company paid a fixed rate of approximately 2.25% and received the one-month LIBOR rate. The Company recorded fair value adjustments to interest expense (income) of $232, $103 and $(335) for the period March 26, 2002 (Inception) to December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively. These agreements terminated in June 2004.

        Pursuant to the Company's 2004 Senior Credit Facility, the Company entered into an interest rate swap agreement in January 2005 with a notional amount of $64,000. Under the terms of the agreement, the Company pays a fixed rate of 3.72% and receives the one-month LIBOR rate. The notional amount of the agreement will be reduced quarterly by an amount equal to 50% of the scheduled quarterly principal payments on the senior credit facilities. The agreement expires in January 2007.

        At December 31, 2004, none of the Senior Revolving Credit Facility had been utilized for the issuance of letters of credit.

        As of December 31, 2004, the scheduled maturities of long-term debt are as follows:

2005	$5,500
2006	5,500
2007	5,500
2008	5,500
2009	5,500
Thereafter	137,500

$165,000

7.    Mandatorily Redeemable Preferred Membership Units

        At Inception, the Company issued 52,500 Class A Redeemable Preferred Units (the "Preferred Units," face value of $1,000) at a discount of $25,751 (18.8% imputed interest rate) to common members. Until the adoption of SFAS No. 150 on July 6, 2003 (see Note 1), the units were being accreted to redemption value through charges to retained earnings. Subsequent to the adoption of SFAS No. 150, the units are accreted to redemption value through charges to interest expense.

        As discussed further in Note 9, 6,945 warrants for Class A Redeemable Preferred Units were exercised in connection with the refinancing on November 3, 2004. Upon exercise, the preferred warrant holders were entitled to $2,216 of accrued dividends (less $225 accumulated accretion) that had previously inured to the other preferred unit holders in the form of accumulated dividends. Because the put obligation remains outstanding against these redeemable preferred warrant securities, the carrying value of the obligation for these units is included in the liability for detachable put warrants or warrant securities in the accompanying consolidated balance sheet as of December 31, 2004.

        Immediately following the warrant exercise, the Company redeemed 58.74% of the face value of the Preferred Units (the "Preferred Redemption"). With respect to the non-puttable Preferred Units, this redemption consisted of $16,776 cumulative accrued dividends and $30,839 redemption of preferred capital; subsequent to the Preferred Redemption, the face value and redemptive value of Preferred Units was changed to $413 per unit. In connection with the Preferred Redemption, the Company recorded a $17,016 loss on redemption of preferred membership units consisting of: (i) write-off of $16,286 redeemable preferred unaccreted discount; and (ii) write-off of $730 in capitalized issuance fees related to redeemable preferred units. See Note 9 for a discussion of the Preferred Redemption as it relates to the puttable Preferred Units.

        The Preferred Units have no voting rights and require mandatory redemption on December 31, 2011 in the amount of $21,661, plus a 12% yield, compounded quarterly. The units are automatically redeemable with no premium upon any change in ownership or sale of the Company. At December 31, 2003 and 2004, the redemption value of the non-puttable Preferred Units, including accrued dividends, was $64,718 and $22,081, respectively.

        A summary of transactions related to the Company's mandatorily redeemable preferred unit obligation since Inception follows:

Balance at March 26, 2002 (Inception)	$26,749
Dividends and accretion charged to retained earnings	4,198

Balance at December 31, 2002	30,947
Dividends and accretion charged to retained earnings	3,140
Dividends and accretion charged to interest expense	3,465
Reclassification of deferred financing costs upon adoption of SFAS No. 150	776

Balance at December 31, 2003	38,328
Transfer of $2,216 accrued dividends (less $225 accumulated accretion) to holders of puttable Preferred Units	(1,991)
Redemption of preferred capital	(30,839)
Redemption of cumulative accrued dividends	(16,776)
Write-off of redeemable preferred unaccreted discount	16,286
Dividends and accretion charged to interest expense	6,804

Balance at December 31, 2004	$11,812

8.    Members' Equity

Common Units

        The Company had the following common units outstanding:

	December 31,
	2002	2003	2004
Vested units	9,312,001	9,449,601	9,587,201
Nonvested units	2,306,151	2,688,671	2,481,722

Units issued and outstanding	11,618,152	12,138,272	12,068,923

Management Units

        Pursuant to the Executive Securities Agreements executed at Inception, three members of executive management purchased a total of 432 Class A Redeemable Preferred Units ($1,000 per unit par value), 44,850 vested Common Units (no par value) and $82 in junior subordinated debt for cash of $350 and notes payable to the Company of $165. The Preferred Units and junior subordinated debt were discounted to yield 18.82% and 18.5%, respectively, with $135 allocated to Common Units. In addition, the Company granted 2,306,151 nonvested common units (no par value) to these members of management—see vesting terms below. In connection with the refinancing discussed in Note 6, executive management received a $1,500 total distribution, consisting of $112 redemption of junior subordinated debt and accrued interest, $392 redemption of Preferred Units and accrued dividends, and a $996 advance distribution.

        Loans to management members include the $165 loans originated at Inception and, at December 31, 2004, the $996 advance distribution. The $165 loans accrue interest at 8% and are due December 31, 2011. The $996 advance distribution is to be applied against future distributions, and has no other specific terms. These loans have been reported in the accompanying consolidated balance sheets as a reduction of equity.

        During 2003, the Company adopted the Berkline/BenchCraft, LLC 2003 Incentive Plan and approved up to an additional 377,359 Tranche II and 316,135 Tranche III incentive units to certain other members of executive management.

        The common units issued to executive management and outstanding were as follows:

	December 31,
	2002	2003	2004
Vested	44,850	182,450	320,050
Nonvested:
Tranche I incentive	687,999	550,399	412,799
Tranche II incentive	880,503	1,163,522	1,125,787
Tranche III incentive	737,649	974,750	943,136

	2,306,151	2,688,671	2,481,722

	2,351,001	2,871,121	2,801,772

        The Tranche I incentive units vest 20% in March of each year through 2007, or immediately upon a sale of the Company. The Tranche II incentive units have annual performance-based vesting (up to 20% per year) or, at the latest, 2010 if there has not been a sale of the Company by that time. The Tranche III incentive units vest in 2010 if there has not been a sale of the Company by that time. The Tranche II and Tranche III incentive units vest immediately upon a sale of the Company, but only if certain performance targets are met. Such performance targets have not been met through December 31, 2004. If the Company is sold prior to 2010 and such performance targets have not been met at the date of sale, the Tranche II and Tranche III incentive units will be canceled.

        The Company recognized $711, $637 and $377 of compensation expense with respect to its Tranche I incentive units for the period March 26, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively. The grant date fair value of units granted on March 26, 2002 was $3.02 per common unit. The grant date weighted average fair value of units granted in 2003 was $5.46 per common unit. No units were granted in 2004.

9.    Detachable Put Warrants or Warrant Securities

        In connection with the issuance of the Senior Subordinated Debt at Inception, the Company issued detachable put warrants for 1,320,759 common units and 6,934 Class A Preferred Units, with a combined fair value of $4,041. The put warrants were recorded at fair value at the date of issue as a discount to the Senior Subordinated Debt. A nominal exercise price is required to exercise the common warrants and $500 per unit was required to exercise the preferred warrants. The warrants expire on November 10, 2012.

        The holders of the put warrants have the right to force the purchase by the issuer of all or a portion of the warrants or warrant securities for fair market value on the earliest of (i) November 3, 2012; (ii) the date when substantially all the assets of the issuer are conveyed to another entity; or (iii) the date when a change of control occurs. The put right exists for a period of three years after the earliest to occur of such dates.

        As discussed in Note 7, the warrants for Preferred Units were exercised in connection with the refinancing for cash of $3,467. Pursuant to the Preferred Redemption also discussed therein, the puttable Preferred Unit holders received $6,289 cash, which represents $4,073 redemption of preferred capital (or 58.74% of $6,934 face value) and $2,216 cumulative accrued dividends.

        A summary of the transactions related to the Company's put warrant obligation since Inception follows:

Balance at March 26, 2002 (Inception)	$4,041
Put warrant expense	3,519

Balance at December 31, 2002	7,560
Put warrant expense	1,540

Balance at December 31, 2003	9,100
Exercise of warrants for redeemable Preferred Units	3,467
Transfer of $2,216 accrued dividends (less $225 accumulated accretion) from holders of non-puttable Preferred Units	1,991
Redemption of Preferred Units	(6,289)
Put warrant expense	1,926

Balance at December 31, 2004	$10,195

10.    Income Taxes

        A substantial portion of the Company's business is operated as an LLC, and is thus taxed as a partnership. As a result, the members of the LLC pay the income taxes on the LLC's earnings, not the LLC. Accordingly, no federal income taxes have been provided on these earnings in these financial statements. The LLCs had pre-tax income (loss) of $(2,011), $7,333 and $(18,902) during the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively, which are not subject to federal income taxes at the LLC level.

        As discussed in Note 16, the Company is planning to convert from a Delaware limited liability company to a Delaware corporation immediately prior to the proposed public offering. The unaudited pro forma income tax provision (benefit) included below reflects the additional income tax expense (benefit) that would have been reported if the Company had been a taxable corporation effective March 26, 2002 (Inception).

        Significant components of the provision for income taxes are as follows:

	For the Period March 26, 2002 (Inception) through December 31, 2002
		Year Ended December 31,
		2003	2004
Current expense (benefit):
Federal	$171	$(109)	$191
State	207	660	(227)
Foreign	251	77	20

	629	628	(16)
Deferred expense (benefit):
Federal	(39)	(55)	(157)
State	(229)	(255)	412
Foreign	(153)	74	(133)

	(421)	(236)	122

Income tax provision	208	392	106
Unaudited pro forma incremental income tax provision (benefit)	(143)	4,436	2,371

Unaudited pro forma income tax provision	$65	$4,828	$2,477

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Allowance for doubtful accounts	$179	$44
Inventory	27	131
Put warrants	127	109
Other accruals and reserves	461	416

	794	700
Deferred tax liabilities:
Depreciation	(654)	(689)
Foreign currency	(230)	(314)
Other	(28)	(15)

	(912)	(1,018)

Net deferred taxes	$(118)	$(318)

        A reconciliation of the statutory federal income tax rate to the Company's unaudited pro forma effective income tax rate follows:

		Year Ended December 31,
	For the Period March 26, 2002 (Inception) through December 31, 2002
		2003	2004
Federal taxes at the statutory rate	(34)%	35%	(35)%
State taxes, net of federal benefit	(1)	7	1
Guaranteed payments	19	5	2
Incentive unit expense	17	3	1
Non-deductible interest expense	—	17	11
Loss on redemption of preferred units	—	—	29
Other, net	4	—	4

Unaudited pro forma effective income tax rate	5%	67%	13%

11.    Earnings per Common Member Unit

        Earnings per common member unit are calculated as follows:

	For the Period March 26, 2002 (Inception) through December 31, 2002	Year Ended December 31,
		2003	2004
Adjustments to numerator:
Net income (loss)	$(1,582)	$6,854	$(18,831)
Dividends and accretion on redeemable preferred membership units	(4,198)	(3,140)	—

Net income (loss) attributable to common members	(5,780)	3,714	(18,831)
Unaudited pro forma incremental income tax provision (benefit)	(143)	4,436	2,371

Unaudited pro forma net loss attributable to common members	$(5,637)	$(722)	$(21,202)

Adjustments to denominator:
Weighted average vested common member units outstanding—basic	9,312,001	9,417,847	9,555,447
Effect of dilutive incentive units	—	375,782	—
Effect of dilutive warrants	—	1,320,759	—

Weighted average common member units outstanding—diluted	9,312,001	11,114,388	9,555,447

Net income (loss) attributable to common members per common unit:
Basic	$(.62)	$.39	$(1.97)
Diluted	$(.62)	$.33	$(1.97)
Unaudited pro forma net loss attributable to common members per common unit:
Basic	$(.61)	$(.08)	$(2.22)
Diluted	$(.61)	$(.08)	$(2.22)

        For the period March 26, 2002 (Inception) through December 31, 2002 and for the year ended December 31, 2004, incentive units and warrants were excluded from the calculation of historical diluted earnings per common unit as their effects would have been anti-dilutive, due to the net loss in those periods. For all periods presented, incentive units and warrants were excluded from the calculation of pro forma earnings per common unit for this same reason.

12.    Fair Value of Financial Instruments

        The carrying amounts for cash, cash equivalents, and accounts receivable approximate their respective fair values. The fair value of the Company's debt and Preferred Units is calculated using discounted cash flow analyses at market rates. The fair value of put warrants or warrant securities uses a combination of discounted cash flow analyses and the market-multiple method of valuation. The fair value of financial instruments were as follows:

	December 31,
	2003	2004
Fair Value:
Long-term debt, including current portion	$102,691	$165,000
Mandatorily redeemable preferred membership units	40,060	14,385
Detachable put warrants or warrant securities	9,100	10,195
Carrying Value:
Long-term debt, including current portion	$98,206	$165,000
Mandatorily redeemable preferred membership units	38,328	11,812
Detachable put warrants or warrant securities	9,100	10,195

13.    Related Parties

        At Inception, the Company entered into a five-year management agreement with CHS Management IV LP (CHS), an affiliate of Code Hennessy & Simmons LLC, the Company's principal investor group. Pursuant to the management agreement, CHS provides financial and management consulting services for a set fee. The Company paid $675, $900 and $900 for the period March 26, 2002 (Inception) through December 31, 2002, and for the years ended December 31, 2003 and 2004, respectively, to CHS for financial and management consulting. Additionally, in 2002, the Company paid CHS $1,800 for services rendered by CHS to the Company in connection with the Acquisition. This transaction cost was capitalized to deferred financing costs at Inception.

        Additionally, at Inception, the Company reimbursed three members of executive management $28 each, for legal expenses incurred. This reimbursement of transaction costs was capitalized to deferred financing costs at Inception.

14.    Defined Contribution Plan

        The Company sponsors a defined contribution plan covering all full-time employees who have one year of service and are at least 21 years old. An eligible employee may elect to make before-tax contributions of 1% to 60% of pre-tax earnings through payroll deductions, subject to annual dollar limits set by the Internal Revenue Service. The Company matches the first 50% of participant contributions, limited to 6% of a participant's gross compensation (Company match is 3%). The Company expensed contributions of $403, $720 and $806 in the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.

15.    Commitments and Contingencies

Lease Obligations

        The Company is obligated under various noncancelable operating leases for certain facilities, vehicles and equipment, with initial or remaining lease terms in excess of one year. Lease expense was $3,149, $4,371 and $4,584 for the period March 26, 2002 (Inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively. Approximate future minimum-lease payments under these operating leases at December 31, 2004 are as follows:

2005	$4,377
2006	4,050
2007	3,593
2008	3,387
2009	2,572
Thereafter	8,750

$26,729

Contingencies

        In connection with the Acquisition, the seller retained the responsibility for substantially all identified contingencies incurred through that date.

        Subsequent to the Acquisition, the Company is subject to various legal proceedings which arise in the ordinary course of its business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

        As a Delaware limited liability company, no member has any personal liability to the LLC, any other members, or any third party for the debts, liabilities, commitments or any other obligations of the LLC or for any losses of the LLC.

        In May 2001, the Company was named party to a lawsuit, Scott Logsdon et al, involving a rented sofa and loveseat manufactured by The Berkline Corporation, our predecessor, which, at the time of the alleged incident, was owned by Lifestyle Furnishings International Ltd. The case arose from an apartment fire in May 2000 in Louisville, Kentucky in which four people died. It is believed that the fire was started by a child playing with a cigarette lighter. The plaintiffs have named as defendants in this lawsuit the landlord of the apartment building, the cigarette lighter manufacturer, the market that sold the cigarette lighter, the rental company that rented the furniture and The Berkline Corporation. The furniture was manufactured by The Berkline Corporation to meet California T117 flammability standards, which standards are not required in Kentucky. The trial is tentatively set for September 2005. Plaintiffs are alleging $75 million in damages and liability, if any, would be apportioned among the defendants. The liability attached to this case, if any, has been assumed by Lifestyle Furnishings International Ltd. as part of our acquisition of the assets of The Berkline Corporation in March 2002.

        In September 2004, the Company was named a defendant in a lawsuit, Gunthry and Wampler et al, filed in Greeneville, Tennessee. The suit arose from a house fire that occurred in September 2003 in which two children died. The plaintiffs allege that our furniture may have been related to cause of the fire; however, the cause of the fire has yet to be determined. The piece of furniture in question was manufactured to meet the requirements of California T117 even though such flammability standard is not required in Tennessee. The plaintiffs are claiming damages of approximately $46 million. The Company intends to defend this matter vigorously. Because of the inherent uncertainties related to these types of lawsuits, however, the Company is unable to predict the ultimate outcome of these lawsuits, or the likelihood or amount of their respective potential liabilities, if any. We maintain insurance against product liability claims, but there can be no assurance that such coverage will be adequate for liabilities actually incurred.

        In addition, from time to time, we are subject to various product liability legal actions and other claims arising in the ordinary operation of our business. In the opinion of management, there are no other actions, suits or proceedings, threatened or pending, which will have a material adverse effect on our financial position or results of operations.

Employment Agreements

        The Company has entered into employment agreements with certain key management employees which require annual gross salaries which range from $328 to $410 per annum. The employment agreements are for a period of five years and include a provision for annual bonuses based on specific performance criteria. In the event that such key management employees are terminated without cause, the Company is contractually obligated to pay a severance amount as computed in accordance with the agreements.

16.    Subsequent Events (Unaudited)

        Subsequent to December 31, 2004, the Company plans to file a registration statement for an initial public offering of its common stock, the proceeds of which are expected to be used to repay the outstanding Preferred Units, detachable put warrants or warrant securities and the Second Priority Facility. In anticipation of the transaction, the Company is planning to convert from a Delaware limited liability company to a Delaware corporation.

        As a limited liability company, all federal income taxes are paid by the Company's members. As a corporation, the Company will be responsible for the payment of all federal and state corporate income taxes. On the date of conversion to a Delaware corporation, the Company will record deferred tax assets and liabilities for temporary differences resulting from the election of taxable corporation status. The effect of recognizing the deferred tax assets and liabilities will be included in operations on that date. The unaudited pro forma incremental income tax provision (benefit) included in the statements of operations reflects the additional income tax expense (benefit) that would have been reported if the Company had been a taxable corporation effective March 26, 2002 (Inception).

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including            , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Berkline/BenchCraft Holdings, Inc.

Common Stock

BB&T Capital Markets

Morgan Keegan & Company, Inc.

SunTrust Robinson Humphrey

Legg Mason Wood Walker
Incorporated

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee		$16,243
NASD filing fee		14,300
Nasdaq Stock Market application fees		*
Blue Sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent's fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

        The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

        The Registrant's certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

        In addition to these provisions in our certificate of incorporation, we have entered into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements provide our directors and executive officers with further indemnification to the maximum extent permitted by the DGCL.

Item 15. Recent Sales of Unregistered Securities.

        The registrant was formed in April 2005 and has not issued any securities. Prior to the completion of the offering of the securities being registered hereby, the registrant will issue an aggregate of            shares of the registrant's common stock in exchange for common and preferred units of Berkline/BenchCraft Holdings, LLC. This issuance will be made in reliance upon Section 4(2) of the Securities Act, and will not involve any underwriters, underwriting discounts or commissions, or any public offering. The persons and entities who will receive such securities have represented that each of them is an "accredited investor" (as such term is defined in Rule 501 of Regulation D under the Securities Act) to acquire these securities for investment only and not with a view for sale or in connection with any distribution thereof, and appropriate legends will be affixed to any share certificates issued. All recipients have adequate access through their relationship with the registrant to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits.

        The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

        Schedule II. Valuation and Qualifying Accounts.

        All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Berkline/BenchCraft Holdings, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morristown, State of Tennessee, on April 11, 2005.

Berkline/BenchCraft Holdings, Inc.
By:	/s/ Phillip J. Pacey
	Name:	Phillip J. Pacey
	Title:	Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Berkline/BenchCraft Holdings, Inc. whose signature appears below constitutes and appoints C. William Wittenberg, Jr. and Phillip J. Pacey, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities indicated on April 11, 2005.

Signature	Title

/s/ C. William Wittenberg, Jr. C. William Wittenberg, Jr.	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Phillip J. Pacey Phillip J. Pacey	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Steven R. Brown Steven R. Brown	Director
/s/ Peter M. Gotsch Peter M. Gotsch	Director

/s/ Douglas J. Knoch Douglas J. Knoch	Director
/s/ Robert L. Moran Robert L. Moran	Director

Schedule II—Valuation and Qualifying Accounts

Berkline/BenchCraft Holdings, LLC

(Dollars in Thousands)

Col. A	Col. B	Col. C	Col. D	Col. E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2004	$4,026	$2,923	$(3,845)	$3,104
Year ended December 31, 2003	2,608	2,137	(719)	4,026
From the period March 26, 2002 (Inception) through December 31, 2002	1,432	2,387	(1,211)	2,608

(1)
Uncollectible accounts written off, net of recoveries.

S-1

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
3.1**	Limited Liability Company Agreement of Berkline/BenchCraft Holdings, LLC, as currently in effect.
3.2**	Form of Certificate of Incorporation of Berkline/BenchCraft Holdings, Inc. ("Holdings").
3.3**	Form of By-laws of Holdings.
4.1**	Form of Certificate of Common Stock of Holdings.
4.2**	Registration Agreement, dated as of , 2005, by and among investment funds affiliated with Code Hennessy & Simmons LLC and stockholders listed on the signature pages thereto.
5.1**	Opinion of Kirkland & Ellis LLP.
10.1**	Credit and Guaranty Agreement, dated as of November 3, 2004, by and among Berkline/BenchCraft, LLC, Holdings, certain subsidiaries of Berkline/BenchCraft, LLC, Goldman Sachs Credit Partners L.P., as syndication agent, General Electric Capital Corporation, as administrative and collateral agent, and the various lenders party thereto.
10.2**	Pledge and Security Agreement, dated as of November 3, 2004, by and among Holdings, each of the Guarantors party thereto and General Electric Capital Corporation.
10.3**	Second Lien Credit and Guaranty Agreement, dated as of November 3, 2004, by and among Berkline/BenchCraft, LLC, Holdings, certain subsidiaries of Berkline/BenchCraft, LLC, Goldman Sachs Credit Partners L.P., as syndication, administrative and collateral agent, and the various lenders party thereto.
10.4**	Pledge and Security Agreement, dated as of November 3, 2004, by and among Holdings, each of the Guarantors party thereto and Goldman Sachs Credit Partners L.P.
10.5**	Securities Purchase Agreement, dated as of March 26, 2002, by and among Holdings, Code Hennessy & Simmons LP and the other Persons party thereto.
10.6**	Securityholders Agreement, dated as of March 26, 2002, by and among Holdings, Code Hennessy & Simmons LP and affiliates named therein, and the Other Investors named thereto.
10.7**	Registration Agreement, dated as of March 26, 2002, by and among Holdings, Code Hennessy & Simmons LP and affiliates party named therein, and the other securityholders party thereto.
10.8**	Employment Agreement, dated as of March 26, 2002, by and between Berkline/BenchCraft, LLC and C. William Wittenberg, Jr.
10.9**	Employment Agreement, dated as of March 26, 2002, by and between Berkline/BenchCraft, LLC and Larry R. Musick.
10.10**	Employment Agreement, dated as of March 26, 2002, by and between Berkline/BenchCraft, LLC and Dalthard M. Eckard.
10.11**	Executive Securities Agreement, dated as of March 26, 2002, by and between Holdings and C. William Wittenberg, Jr.
10.12**	Executive Securities Agreement, dated as of March 26, 2002, by and between Holdings and Larry R. Musick.
10.13**	Executive Securities Agreement, dated as of March 26, 2002, by and between Holdings and Dalthard M. Eckard.
10.14**	Management Agreement, dated as of March 26, 2002, by and among CHS Management IV LP, Holdings, Berkline/BenchCraft, LLC, Berkline LLC (formerly TBC Acquisition, LLC) and BenchCraft LLC.
10.15**	Form of Holdings 2005 Equity Incentive Plan.
10.16**	Form of Holdings 2005 Employee Stock Purchase Plan.

10.17**	2003 Incentive Plan.
10.18**	Form of Indemnification Agreement, dated as of , 2005, by and between Berkline/BenchCraft, Inc. and its directors.
21.1**	Subsidiaries of Holdings.
23.1*	Consent of Ernst & Young LLP.
23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in Part II of the Registration Statement).

*
Filed herewith.

**
To be filed by amendment.

QuickLinks

TRADEMARKS AND TRADENAMES
INDUSTRY AND MARKET DATA
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
REORGANIZATION AS A CORPORATION
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN DEBT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
VALIDITY OF THE COMMON STOCK
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Berkline/BenchCraft Holdings, LLC Consolidated Balance Sheets (Dollars in Thousands)
Berkline/BenchCraft Holdings, LLC Consolidated Statements of Operations (Dollars in thousands, except per unit amounts)
Berkline/BenchCraft Holdings, LLC Consolidated Statements of Members' Equity (Deficit) and Comprehensive Income (Loss) (Dollars in thousands)
Berkline/BenchCraft Holdings, LLC Statements of Cash Flows (Dollars in thousands)
Berkline/BenchCraft Holdings, LLC Notes to Consolidated Financial Statements (Dollars in thousands, except dollars per unit)
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
Schedule II—Valuation and Qualifying Accounts Berkline/BenchCraft Holdings, LLC (Dollars in Thousands)
EXHIBIT INDEX